SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated August 5, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 5, 2015

ANNUAL REPORT 2014–15 JAGUAR LAND ROVER AUTOMOTIVE PLC

JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15

OUR BUSINESS Jaguar Land Rover is the largest investor in automotive research, development and engineering in the UK, symbolising British craftsmanship, engineering skills and quality in markets around the world. The Company is built around two iconic, globally-recognised brands. Land Rover is the market leader in luxury sports utility vehicles; Jaguar is renowned for building sports cars and saloons that epitomise performance and seductive design. Together, our brands and products must deliver experiences that customers love, for life. In doing so, Jaguar Land Rover will become one of the world’s most valuable lifestyle companies. This vision reflects the transformation of the company under the ownership of Tata Motors Limited. Jaguar Land Rover is today a solidly profitable, expanding and increasingly international automotive manufacturer. It is pioneering new technologies, opening plants, creating employment and launching breakthrough models for discerning customers. This is a company revitalised, committed to excellence in every part of its business. JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 Using your smartphone, scan this code to access our online Review of the year. Or visit: http://annualreport2015jaguarlandrover.com

2 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

KEY STATISTICS

On a retail basis
462,209
vehicles were sold in Fiscal Year 2015

Our vehicles are sold in
170
countries

We export more than
80%
of the vehicles we produce

More than
35,000
people employed worldwide

Supported by a global network of over
2,640
dealerships

Ranked as the
5th
best employer to work for in the UK
Source: Glassdoor.co.uk

KEY FINANCIALS (£ MILLION)

REVENUE


FY15 21,866
FY14 19,386
FY13 15,784
FY12 13,512
FY11 9,871

EBITDA (Margin)


FY15 4,132 18.9%
FY14 3,393 17.5%
FY13 2,339 14.8%
FY12 2,095 15.5%
FY11 1,502 15.2%

PROFIT BEFORE TAX


FY15 2,614
FY14 2,501
FY13 1,674
FY12 1,479
FY11 1,115

CASH


FY15 4,263
FY14 3,459
FY13 2,847
FY12 2,430
FY11 1,028

DEBT


FY15 2,537
FY14 2,010
FY13 2,167
FY12 1,974
FY11 1,382

NET CASH/(DEBT)


FY15 1,726
FY14 1,449
FY13 680
FY12 456
FY11 (354)

FREE CASH FLOW*


FY15 791
FY14 1,150
FY13 595
FY12 958
FY11 876

* Free cash flow reflects net cash generated from operating activities less net cash used in investing activities excluding investments in short-term deposits.

TOTAL PRODUCT AND OTHER INVESTMENT


FY15 3,147
FY14 2,680
FY13 2,048
FY12 1,560
FY11 900

PROFIT AFTER TAX


FY15 2,038
FY14 1,879
FY13 1,214
FY12 1,460
FY11 1,036

Introduction Our business 1 Key statistics 2 Key financials 2 Our highlights 4 Overview Our vehicles 6 Our heritage 8 Our locations 10 Introduction from the Chairman 12 CEO’s statement 13 Strategic report Our strategy 14 Customer first 16 Great products 18 Environmental innovation 20 Our brands 22 The Jaguar brand 24 The Land Rover brand 25 Our brand achievements 26 Jaguar awards and sponsorship 28 Land Rover awards and sponsorship 29 The new Jaguar XE 30 The new Land Rover Discovery Sport 32 Special Operations 34 Our innovation 36 Design leadership 38 Jaguar Design 40 Land Rover Design 41 Research and technology 42 Advanced technology 44 Collaborations 45 Our manufacturing capability 46 Manufacturing 48 UK operations 49 Overseas 51 Our responsibility 52 Environmental innovation 54 Our people 58 Management report 64 Financial performance 66 Business report 68 Risks and mitigations 76 Governance Board of Directors 84 Executive Committee members 86 Corporate Governance report 88 Statutory disclosures 92 Financial statements Independent Auditor’s report 96 Consolidated financial statements 97 Notes to the consolidated financial statements 101 Parent Company financial statements 144 Notes to the parent Company financial statements 147 JAGUAR LAND ROVER AUTOMOTIVE PLC 3 Annual Report 2014–15 CONTENTS 4 6 Introduction OUR OUR VEHICLES HIGHLIGHTS 8 Overview OUR HERITAGE 14 Strategic report OUR STRATEGY 36 Governance OUR INNOVATION 46 OUR MANUFACTURING 52 CAPABILITY OUR Financial statements RESPONSIBILITY

4 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

OUR HIGHLIGHTS

VEHICLES AND TECHNOLOGY



JAGUAR XE

The new Jaguar XE redefines the concept of the sports saloon. It is Jaguar's most advanced, fuel-efficient and digitally-connected saloon to date.

See pages 30 and 31 for more.



DISCOVERY SPORT

The new Land Rover Discovery Sport has been developed to be the most versatile and capable vehicle in the mid-sized premium SUV category.

See pages 32 and 33 for more.

OPERATIONS



JOINT VENTURE PLANT IN CHINA

Located north of Shanghai, the Changshu factory is part of an RMB 10.9 billion (£1.1 billion) joint venture with Chery Automobile Co., Ltd. with a production capacity of 130,000 units.

See page 51 for more.



ENGINE MANUFACTURING CENTRE

The £500 million state-of-the-art Engine Manufacturing Centre was officially opened in October 2014.

See page 50 for more.

PEOPLE AND COLLABORATIONS



AWARDS

Jaguar Land Rover collected some 200 awards for its products and other areas of its business, including a Queen's Award, and a number of What Car? Awards.



NATIONAL AUTOMOTIVE INNOVATION CENTRE

The foundation stone was laid at the £150 million Advanced Research Centre in the UK, which will open in 2017.

See page 45 for more.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15
5



RANGE ROVER AND RANGE ROVER SPORT HYBRIDS

The first diesel hybrid SUV's of their kind in the world. Hybrid technologies are fully integrated in the chassis, with no compromise to off-road capability.



INGENIUM ENGINE FAMILY

A new family of lightweight, low-emission petrol and diesel engines will deliver outstanding fuel economy and performance for models including Land Rover Discovery Sport and Jaguar XE.

See page 44 for more.



INFOTAINMENT

InControl Touch Pro is Jaguar Land Rover's most connected infotainment system ever, and is more than 10 times faster than the system it replaces.



CONSTRUCTION STARTED AT NEW PLANT IN BRAZIL

Jaguar Land Rover has started construction of its BRL 750 million (£240 million) manufacturing facility in the state of Rio de Janeiro.

See page 51 for more.



SOLIHULL INVESTMENT

£500 million invested in a new bodyshop and final assembly facilities at the Solihull plant to support the introduction of new Jaguar models.

See page 49 for more.



CASTLE BROMWICH NEW FACILITIES

More than £400 million has been committed to support the introduction of the new Jaguar XF. This completes an all-aluminium line-up at the plant.

See page 50 for more.



RECOGNISED AS A LEADING EMPLOYER

Jaguar Land Rover is the highest-ranking automotive manufacturer in The Times Top 100 Graduate Employers, recruiting 283 graduates and 193 apprentices in Fiscal Year 2015.

See page 58 for more.


FOR OUR WOUNDED WARRIORS

INVICTUS GAMES

Jaguar Land Rover was proud to be the presenting partner for the Invictus Games, the international sporting event for wounded, injured and sick service personnel, which is championed by his Royal Highness, Prince Harry.

See page 60 for more.



INSPIRING TOMORROW'S ENGINEERS

In Fiscal Year 2015, the Company engaged with 300,000 young people to promote careers in engineering.

See page 58 for more.

Introduction
Overview
Strategic report
Governance
Financial statements

6 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR VEHICLES Jaguar produces a range of premium cars recognised for their design, performance and quality. Jaguar’s range of products comprises the F-TYPE Coupé and Convertible two-seater sports cars, XJ saloons, the XF and XF Sportbrake, and the new XE sports saloon.

JAGUAR LAND ROVER AUTOMOTIVE PLC 7 Annual Report 2014–15 Land Rover builds premium all-terrain vehicles that differentiate themselves by their capability, design, durability, versatility and refinement. Land Rover’s range of products comprises the Range Rover, Range Rover Sport, Range Rover Evoque, the Land Rover Discovery, Discovery Sport and Defender.

8 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

OUR HERITAGE

The origins of Jaguar can be traced back to the Swallow Sidecar Company in 1922. The legendary XK120 sports car made its debut in 1948 and Jaguar's motorsport pedigree was enhanced by the successes of the C-Type and D-Type at multiple Le Mans 24-Hour Races during the 1950s. In 1961 the Company launched one of the most iconic sports cars of all time, the Jaguar E-Type, recognised as one of the most beautiful cars ever produced, whilst the renowned Jaguar XJ saloon made its first appearance in 1968.


1951: C-Type


1957: D-Type


1951: XK120


1968: XJ6


1961: E-Type

JAGUAR LAND ROVER AUTOMOTIVE PLC 9 Annual Report 2014–15 The Land Rover brand began with the production of the iconic Series I in 1948 . The classic Range Rover was introduced in 1970 to satisfy demand for vehicles with more re?nement and luxury and the Land Rover Discovery made its ?rst appearance in 1989. Land Rover entered the compact SUV segment with the Freelander in 1997 and the popular Range Rover Sport was added to the ?eet in 2005.

10 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR LOCATIONS Jaguar Land Rover is committed to the UK with product design, development and manufacturing facilities. The Company also has an overseas manufacturing plant located in China and another under construction in Brazil. Jaguar and Land Rover vehicles are sold in 170 countries via a network of 19 national sales companies, and 2,640 franchised dealers. Retail sales by region* NORTH AMERICA 17% CHINA 25% 462,209 UK 19% UNITS SOLD +6 . 4% EUROPE OVERSEAS 19% 14% ASIA PACIFIC 6% * Including sales from Chery Jaguar Land Rover joint venture. Rio de Janeiro, Brazil Key Discovery Sport Engineering, Design & Test facility Current manufacturing plants Future manufacturing plants National sales companies Research centre

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15
11

Introduction
Overview
Strategic report
Governance
Financial statements


UK Operations
Halewood
Vehicle Manufacturing
Range Rover Evoque
Discovery Sport
Solihull
Vehicle Manufacturing
Range Rover
Range Rover Sport
Discovery
Defender
XE
Castle Bromwich
Vehicle Manufacturing
XJ
XF
XF Sportbrake
F-TYPE
Whitley Global HQ, Engineering & Design
Coventry
Special Vehicle Operation Technical Centre
Gaydon
UK national sales company
Engineering, Design & Test facility
Wolverhampton
Engine Manufacturing Centre
Ingenium
Warwick University
Advanced Research Centre at University of Warwick
Changshu, China
Range Rover Evoque
Pune, India¹
XJ
Range Rover Evoque
XF

¹Jaguar Land Rover currently imports components for local assembly of vehicles in its Pune plant, India.

12 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 INTRODUCTION FROM THE CHAIRMAN Jaguar Land Rover is setting the standard in the premium automotive marketplace.” The Tata Group’s core purpose is to improve the quality of life of the communities it serves globally, through long-term stakeholder value creation. We seek to differentiate ourselves through customer-centricity, innovation, entrepreneurship, trustworthiness and values-driven business operations, whilst balancing the interests of diverse stakeholders including shareholders, employees and civil society. This year’s strong financial performance reinforces the Tata Group’s belief and con?dence in Jaguar Land Rover and its people. We would like to thank all of our employees, dealers, suppliers and business partners, for their hard work and contribution to the Company’s achievements in Fiscal Year 2015. Jaguar Land Rover is committed to a culture of continuous business excellence, based on the three pillars of its strategy: Customer First – our goal is to delight and exceed the expectations of our customers by delivering unrivalled experiences through engaging products and services. Great Products – we continue to invest in outstanding new products, international expansion and groundbreaking technologies which will deliver long-term stakeholder value. Environmental Innovation – delivering sustainable growth and continued innovation is at the heart of our continued transformation, to become a world-class premium automotive manufacturer. It is this sustainable growth which will be a “force for good” and improve the lives of the people in the communities we serve and the countries that we operate in – the very purpose of the Tata Group. Cyrus Mistry Chairman Jaguar Land Rover Automotive plc 28 July 2015

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 13

CEO'S STATEMENT



"Jaguar Land Rover is acting decisively to build an innovative, sustainable and responsible business in the global automotive industry."

Fiscal Year 2015 exceeded our expectations for growth and profitability, a remarkable achievement given a global economy characterised by macroeconomic and geopolitical uncertainty. It is Jaguar Land Rover's single-minded vision that has driven this success, our overriding desire and purpose to provide experiences our customers love, for life. Through innovation and business excellence, we enthuse our customers with world-class products and technologies that inspire and excite.

October 2014 marked the start of vehicle production in China, a milestone in our journey to becoming a truly global business. Yet, Jaguar Land Rover is, at its heart, a British company built around two iconic British brands. We have reaffirmed our position as the UK's largest premium automotive manufacturer this year through significant investment and job creation.

Strong financial performance
We sold 462,209 vehicles, up 6 percent year-on-year. Revenue increased by 13 percent to £21.9bn and EBITDA by 22 percent to £4.1bn, with an EBITDA margin of 18.9 percent. Pre-tax profits rose 4.5 percent to £2.6bn, evidence that our efforts to improve competitiveness are yielding fruit. We must now build on these excellent results and deliver steady growth founded on the three pillars of our strategy, Customer First, Great Products and Environmental Innovation.

Passionate engaged people drive our business
Jaguar Land Rover's performance is a credit to our talented workforce. On behalf of the Jaguar Land Rover Board, I thank our employees worldwide for their hard work and our employee representatives, business partners, shareholders and the Supervisory Board for their continued support. We will continue to invest in our people who will play a critical role in securing the sustainable future of the Company.

Jaguar Land Rover has created thousands of new UK jobs in recent years including 2,000 apprentices and graduates and is continuing to invest heavily in skills and training. Last year alone, we engaged with more than 300,000 young people in the UK with a range of education initiatives. It is our mission to find, nurture and teach the innovators of the future. Tomorrow's engineers will secure our long-term business success.

We are passionate about our business and the positive impact it is making on our society. In a recent survey, nine out of ten of our employees said that they are proud to tell people that they work for Jaguar Land Rover – I am one of them.

Responsible company
It is not only employees that value Jaguar Land Rover. In Fiscal Year 2015, we received media acclaim for our vehicles and technologies. In five years, we have reduced CO_2 emissions by 25 percent – a year earlier than targeted, and were named the most trustworthy automotive manufacturer by suppliers.

A key element of being a responsible business is creating the right opportunities for people to make a positive change. In the past two years we have done that for 2.9 million people globally as part of our leading CSR programme. We are honoured that our contribution to society has been recognised with the Queen's Award for Enterprise in Sustainable Development in April 2015. Sustainability is as much social as it is economic. Jaguar Land Rover will not compromise the ability of future generations.

Outlook
In a year which marks the 80th anniversary of the Jaguar brand, our business is well-positioned for sustainable growth. Our brands are in high demand around the world and we remain committed to delivering yet more desirable products which meet the needs of our customers. This annual report recognises our solid financial position and maps out our progress against well-defined business objectives. Jaguar Land Rover will continue to build and transform, investing globally in the right infrastructure, people and locations to create world-class vehicles and services. Uncertainty is the only certainty in this unpredictable world but we have the resources and business agility to succeed, always putting the customer first in everything we do.



Dr Ralf Speth
Chief Executive Officer
Jaguar Land Rover Automotive plc

28 July 2015

Introduction
Overview
Strategic report
Governance
Financial statements

14 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 FIRST CUSTOMER GREAT PRODUCTS INNOVATION ENVIRONMENTAL OUR STRATEGY

JAGUAR LAND ROVER AUTOMOTIVE PLC 15 Annual Report 2014–15 Jaguar Land Rover has an integrated corporate strategy revolving around three fundamental pillars – placing the “Customer First”, delivering “Great Products” and using “Environmental Innovation” to future-proof the business. Together, these form our commitment to creating “Experiences Customers Love, for Life”. Customer first 16 Great products 18 Environmental innovation 20

16 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR STRATEGY CONTINUED Customer focus is at the heart of our business, with the primary aim of providing a range of best-in-class British products and experiences that the Company’s growing base of global customers love, for life. To ensure that our customers come first, the Company is culturally and organisationally orientated to embed customer-first values throughout everything it does. CUSTOMER FIRST For more detailed discussion of our objectives and strategies, see page 74 in the Management report. Strategic focus Jaguar Land Rover strives to achieve customer satisfaction and to nurture long-lasting relationships with our customers as well as dealers, suppliers, employees and wider stakeholders.

JAGUAR LAND ROVER AUTOMOTIVE PLC 17 Annual Report 2014–15 Key achievements Dialogue with current and prospective customers is essential to ensure that the Company delivers on its promise to create unrivalled experiences through engaging products and services. • During the Fiscal 2015, we interviewed more than 300,000 existing and potential customers in 155 markets gaining valuable customer insight on our product offering. • In the US both Jaguar and Land Rover ranked in the top five of the J.D. Power Automotive Performance, Execution and Layout (APEAL) Study; • Jaguar was recognised as the highest achieving automotive luxury brand in the Customer Satisfaction Study and ranked second in the Initial Quality Study as well as being named as the number one automotive brand by What Car?/J.D. Power for the third consecutive year; • Jaguar Land Rover parts availability was reported as the best in the industry by Carlisle (an independent benchmarking organisation), showcasing our high-quality servicing and aftermarket care in the UK and Europe; and • Leadership excellence across our vehicle manufacturing plants has seen the application of disciplined process improvements to support quality and lean manufacturing through our “Integrated Production System”. Future plans Jaguar Land Rover is developing online communities to further enhance customer engagement and help shape the future direction of our product offering. Ultimately, every model will have a community of 50 customers who will share their unique experiences to inform the development of each vehicle.

18 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR STRATEGY CONTINUED The Company is driven by a desire to deliver best-in-class vehicles with product attributes in close alignment with their brand DNA. Jaguar Land Rover products are characterised by the ultimate driving experience through design, off-road capability, vehicle dynamics, performance, feel and quality. The Company is increasing its focus on connectivity, autonomous driving and total cost of ownership for all its products. Strategic focus As an innovative, sustainable and responsible business, Jaguar Land Rover is investing continuously to create new models and technologies for its discerning customers around the world. Great British design, dynamic technical innovation and aluminium engineering excellence lie at the heart of the business, complementing the heritage of its two iconic brands. For more detailed discussion of our objectives and strategies, see page 74 in the Management report.

Key achievements A number of major new models and innovative technologies, delivered by world-class designers and engineers were during the year: • The Land Rover Discovery Sport, the world’s most versatile premium SUV, was revealed in September 2014; • In the same month, the brand-new Jaguar XE mid-sized premium sports sedan made its debut at Earls Court, London; • The new Jaguar F-TYPE Coupé and Convertible all-wheel-drive and manual transmission derivatives, were introduced at the Los Angeles Motor Show in November 2014; and • The first highly-efficient, ultra-low emission Ingenium engine was manufactured at the new Wolverhampton facility opened October 2014. JAGUAR LAND ROVER AUTOMOTIVE PLC 19 Annual Report 2014–15 Future plans In Fiscal Year 2016, Jaguar Land Rover will maintain its relentless pace of product launches with a number of new vehicles and model year upgrades, including: • The all-new Jaguar XF, built on an aluminium-intensive architecture, will go on sale in Autumn 2015; • The F-PACE, Jaguar’s all-new highly-efficient performance crossover, will be revealed later this year; and • The world’s first premium compact SUV convertible, the Range Rover Evoque Convertible, will be available in 2016.

Jaguar Land Rover believes that the most powerful environmental, social and technological innovations are also the most desirable. These are shaped by addressing the whole life cycle impacts of Jaguar Land Rover vehicles and driven by the Company’s response to future mobility needs. Jaguar Land Rover will continue to minimise its environmental footprint and maximise its wider contribution to society through an operating model focused on product innovations, resource efficiencies and closed loop processes. 20 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR STRATEGY CONTINUED For more detailed discussion of our objectives and strategies, see page 74 in the Management report. Strategic focus The global operating environment is changing, with tighter legislation and consumer demands that reflect the environmental and social concerns of a growing, urbanised and digitally-connected global population. This will drive innovation in the development of new products and services. Jaguar Land Rover’s “Commitment to Environment and Society” determines its policies for responsible business development, enabling more sustainable choices and building resilience to global trends into the Company’s product and operations life cycle. ENVIRONMENTAL INNOVATION

Key achievements Jaguar Land Rover’s world-class engineering teams develop breakthrough innovative products that reduce our environmental impact without compromising on vehicle performance. • The Company has continued to reduce European fleet average tailpipe CO2 emissions resulting in a 25 percent decrease versus 2007, a year ahead of schedule; • Efficient and advanced 2.0 -litre Ingenium engine family and diesel hybrids have been launched; • Leadership in the application of lightweight technologies has been extended to include the Jaguar XE and the all-new Jaguar XF; • The Company has made ongoing investment in sustainable buildings: the Engine Manufacturing Centre in Wolverhampton achieved BREEAM Excellent and features the UK’s largest roof-mounted photovoltaic installation which generates enough energy to power circa 1,600 homes; JAGUAR LAND ROVER AUTOMOTIVE PLC 21 Annual Report 2014–15 • Jaguar Land Rover received the Queen’s Award for Enterprise in Sustainable Development in 2015; and • Jaguar Land Rover has sustained its focus on global CSR projects: the Company has improved the lives of 2.9 million people since 2013. Future plans Jaguar Land Rover remains committed to its 2020 Environmental Innovation targets, aiming to have: • Vehicles amongst the leaders in their segments on tailpipe CO2 emissions; and • Zero waste and carbon neutral manufacturing operations; • A global CSR programme to create opportunities for 12 million people.

22 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR BRANDS

JAGUAR LAND ROVER AUTOMOTIVE PLC 23 Annual Report 2014–15 The Jaguar brand 24 The Land Rover brand 25 Our brand achievements 26 Awards and sponsorship 28 The New Jaguar XE 30 The New Land Rover Discovery Sport 32 Special Operations 34

24 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

THE JAGUAR BRAND

JAGUAR



Sports



Luxury



Lifestyle

JAGUAR BRAND MODEL

Jaguar develops a blend of responsive performance that gets your pulse racing, dramatic design that makes you stop and stare and a sense of theatre that stirs your emotions. Jaguar cars are a manifestation of automotive passion, as design and engineering boundaries are tested to combine performance and beauty to excite the senses. The Jaguar DNA is instantly recognisable across the range. Agile and powerful; sleek and seductive; all of these qualities are reflected in our cars whilst a deep commitment to founding principles ensures that Jaguar will remain at the forefront of the premium automotive industry for years to come. The Jaguar brand vision is to be the world performance brand of choice that focuses on three distinct vehicle segments – Sports, Luxury and Lifestyle.

Sports: Powerful, agile and distinctive, our sports cars are engineered for high-performance and instantaneously responsive handling. The F-TYPE is the latest in a distinguished bloodline.

Luxury: From the advanced efficiency of the XE to the ride and performance of the XF and the luxury of the XJ, our fleet of Jaguar saloons exhibit the key premium attributes that are quintessentially Jaguar.

Lifestyle: The brand is expanding into new segments and future Jaguars will offer the perfect balance of style, sports car performance and practicality, blended with intuitive technology. The F-PACE will be Jaguar's performance crossover set to redefine the boundaries of the SUV segment.


JAGUAR
THE ART OF PERFORMANCE
WE EXIST TO
EXCITE THE SENSES
WE OFFER
PERFORMANCE AND SEDUCTION
DESIGNED AND ENGINEERED IN BRITAIN, WE ARE RENOWNED FOR
1. Responsive Performance
2. Confident Agility
3. Instinctive Steering
4. Intuitive Technology
5. Dramatic, Dynamic, Pure Design
6. Rewarding Theatre
7. Sensory Craftsmanship
8. Exciting Sound

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 25

THE LAND ROVER BRAND



Luxury



Leisure



Dual Purpose

LAND ROVER BRAND MODEL

The Land Rover brand is synonymous with adventure; embodying a "go anywhere" spirit and a "can do" attitude, empowering people to achieve their goals and ambitions. Life shouldn't be constrained by obstacles, which is why our iconic vehicles are designed with genuine capability and composure at their heart. The capability of Land Rover vehicles gives our people and our customers the courage and the confidence to embrace their challenges with heart, determination and self-assurance.

Land Rover continues to embrace new challenges to become the world's SUV brand of choice by staying true to the values that embody Land Rover. By breaking new ground and confronting new challenges, Land Rover truly helps people to make more of their world, to go above and beyond.

The Land Rover brand focuses on three vehicle segments with three corresponding vehicle families.

Luxury: Range Rovers are recognised globally for their peerless refinement, luxury and sophistication. They are the aspirational SUV of choice - distinctive, peerless and iconic.

Leisure: Themes of versatility and leisure permeate throughout the Discovery family of vehicles, leading the way on configurability, storage and lifestyle-enabling features.

Dual Purpose: Synonymous with the iconic Defender, this family of vehicles will express capability and durability represented by the use of tough, authentic robust materials.


LAND ROVER
ABOVE & BEYOND
To help people
MAKE MORE OF THEIR WORLD
We make vehicles that have
CAPABILITY WITH COMPOSURE
Our product families are
RANGE ROVER
DISCOVERY
DEFENDER
That are renowned for their
REFINEMENT
VERSATILITY
DURABILITY
Elegant
Luxurious
Sophisticated
All-Road Performance
Intelligent
Versatile
Enabling
Breadth of Capability
Functional
Durable
Practical
Off-Road Experience

Introduction
Overview
Strategic report
Governance
Financial statements

26 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

OUR BRAND ACHIEVEMENTS



"Jaguar and Land Rover aim to become the world's most desirable car brands, delighting customers with outstanding performance and design."

Gerd Mäuser
Chief Marketing Officer

Jaguar and Land Rover are brands that must exceed customer expectations. In everything the Company does, customers come first. In new vehicles, technologies and services, we aspire to be premium brands of choice.

In Fiscal Year 2015, the Company reinforced its brand proposition with new award-winning vehicles. For Jaguar, these included the F-TYPE Coupé, the all-new sports saloon, the XE and the all-new Lightweight Jaguar XF. The new Discovery Sport, the Range Rover Sport SVR and Diesel Hybrid variants of the Range Rover and Range Rover Sport were added to the Land Rover fleet during the year.

All of these vehicles share brand attributes of refinement, premium engineering and reliability that discerning customers value highly.

These latest additions to our model line-up will be followed by further breakthrough products such as Jaguar's all-new performance crossover, the F-PACE and the convertible Range Rover Evoque.

To be competitive in the premium marketplace, every model that the Company launches must meet demanding efficiency and emission criteria. That is why Jaguar Land Rover is increasing the utilisation of advanced lightweight materials and ultra-low emission engines across its range of vehicles.

If we are to be the first choice of customers, the Company must put customers first. This is a key priority that the entire brand marketing team is charged with delivering.

Using your smartphone, scan this code to access enriched content.

Or visit: http://www.jaguarlandrover.com/gl/en/brands/jaguar/


XDY 44E

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 27


DISCOVERY

Our customer insight process
Like any modern organisation, Jaguar Land Rover relies heavily on generating insight by connecting with its customers. Throughout the product development process we connect with thousands of customers across the automotive sector to develop class-leading products and services.

These insights have helped us successfully target new market niches, such as the Range Rover Evoque, and develop products like the Discovery Sport and Jaguar F-TYPE, and focus on the particular needs of current and prospective customers in the marketplace.

Using your smartphone, scan this code to access enriched content.

Or visit: http://www.landrover.co.uk/gl/en/brands/landrover/

HOW BRANDS SUPPORTS OUR STRATEGY

CUSTOMER FIRST

Our products utilise industry-leading aluminium technology and the Company's very own family of efficient Ingenium engines to reduce the cost of ownership to the customer.

GREAT PRODUCTS

During the Fiscal year both brands launched a range of engaging and exciting new products. For Jaguar this included the all-new XE and new XF, alongside the announcement of the groundbreaking F-PACE. For Land Rover this included the new Discovery Sport, the long wheelbase Range Rover and diesel hybrid variants of the Range Rover and Range Rover Sport.

ENVIRONMENTAL INNOVATION

Our e-Capability range for Land Rover and e-Performance range for Jaguar denote the attributes of our most fuel-efficient low emission products. For example, the 16 Model Year Range Rover Evoque will deliver CO_2 emissions of 109g/km and fuel economy of up to 68mpg.

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28 JAGUAR LAND ROVER AUTOMOTIVE PLC
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JAGUAR AWARDS AND SPONSORSHIP



World land speed record holder Andy Green drives an F-TYPE R Coupé at a top speed of 186mph to test the parachute system that will be developed in the Bloodhound Supersonic Car as Jaguar uses it's technical expertise to support Bloodhound SSC's effort to beat the land speed record with speeds of over 1,000 mph.


271
OOF 748

British TV presenter Jodie Kidd and war hero-turned-author David Blakeley produced a memorable performance in the Mille Miglia race in a Jaguar XK120


TEAM sky

F-TYPE Coupé high-performance Team Sky support vehicle featuring a bespoke cycle racking solution.

Key awards won by the Jaguar brand in Fiscal Year 2015
Jaguar received 78 awards during the year.

Jaguar was named Best British Luxury Brand at the prestigious Walpole British Luxury Awards in London during November 2014. The awards are run by Walpole – a unique alliance of 160 British luxury brands that work together to promote British quality, design, craftsmanship, innovation and service around the world.

The Jaguar F-TYPE Coupé won Best Coupé at the Auto Express New Car Awards in July 2014.

Jaguar was also named the number one automotive brand in the UK by the 2014 What Car? J.D. Power survey for the third successive year.

WHATCAR?
JD POWER SURVEY 2014
Best manufacturer
Jaguar

Sponsorship
Jaguar continued its partnership with Team Sky over the past year. Jaguar helped to develop the team's latest racing bike in partnership with Pinarello and supported riders such as Chris Froome at this year's Tour de France and the Giro d'Italia. Furthermore, the Jaguar Land Rover Special Operations division created a Jaguar F-TYPE Coupé complete with Team Sky livery and an innovative racking solution, which carried two of the team's Pinarello Bolide TT bikes during Stage 20 of the Tour.

In November 2014, Jaguar announced its partnership with the British World Land Speed Record Team to support its attempt at breaking the World Land Speed Record. The team will attempt to reach a targeted speed of 1,000mph with the Bloodhound Supersonic Car (SSC).

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LAND ROVER AWARDS AND SPONSORSHIP

Key awards won by the Land Rover brand in Fiscal Year 2015
Land Rover won 102 awards in the year.

The Land Rover Discovery Sport was honoured with the Safety Award at the What Car? 2015 Awards for its unmatched provision of advanced systems to protect both passengers and pedestrians, whilst the Range Rover, Range Rover Sport and Range Rover Evoque won the Luxury Car, Best Large SUV and Small SUV 2015 Awards respectively, also from What Car?



The Land Rover Discovery Sport won the What Car? Car of the Year 2015 Safety Award.



Land Rover, official sponsors of the Alltech Fei World Equestrian Games


LAND R

Rugby World Cup 2015 Land Rover Defender will carry the prestigious Webb Ellis Cup on a 100-day tour around the UK and Ireland.

Sponsorship
Land Rover is a worldwide partner of this year's international Rugby World Cup. The Special Vehicle Operations division has created a one-off Defender to transport the iconic Webb Ellis Cup across the UK and Ireland during the Rugby World Cup Trophy Tour. This sponsorship continues Land Rover's longstanding association with rugby and the Company aims to support all levels of the game including sponsorship of Coventry Wasps and investments in grass-roots rugby.

Since April 2013, Land Rover has been one of two Series Main Partners in the Extreme Sailing Series, endorsed by the International Sailing Federation, contested by a fleet of extreme 40 catamarans. Land Rover has also been the Official Team and Vehicle Partner to the Red Bull Extreme Sailing Team since March 2014.


LAND ROVER

Land Rover Extreme sailing team on the Marmara Sea

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30 JAGUAR LAND ROVER AUTOMOTIVE PLC
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THE NEW JAGUAR XE

XE is the most advanced, refined and efficient sports saloon ever and is the driver's car in its class.

The new XE is the first vehicle developed using Jaguar's advanced, aluminium-intensive architecture. This inherently light, stiff structure is the only one of its kind in the segment and, together with low aerodynamic drag and Jaguar Land Rover's new 2.0-litre Ingenium diesel engine, enables fuel economy of 75mpg and CO_2 emissions of just 99g/km.

The rigid body shell also transmits very little road noise into the cabin, contributing to the superb levels of refinement. The spacious interior combines luxury materials and finishes with advanced technologies including a laser Head-Up Display and Jaguar's new InControl Touch infotainment system with 8-inch touchscreen, seamless smartphone connectivity and a Wi-Fi hotspot.

The new XE has the most sophisticated chassis in the segment: the double-wishbone front suspension and Integral Link rear suspension provide an unrivalled combination of ride, handling and comfort. The electric power-assisted steering system delivers unrivalled responsiveness and an intuitive, connected feel.

Jaguar's revolutionary All-Surface Progress Control (ASPC) system made its world debut in the XE. ASPC enables smooth, effortless drive-away on surfaces such as snow and ice – all the driver has to do is steer.

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Or visit: http://www.jaguar.co.uk/jaguar-range/xe


Fuel efficient
75mpg
(2.0-litre Ingenium diesel)
CO2 emissions
99g/km
(2.0-litre Ingenium diesel)
Top speed
155mph
(3.0-litre V6 petrol)

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Electric power-assisted steering

The latest-generation electric power-assisted steering system has been meticulously tuned to deliver a connected, intuitive feel. It is energy efficient too, helping to reduce fuel consumption and emissions.

Double wishbone front suspension

Front suspension uses the same configuration as the F-TYPE sports car, providing optimum grip and exceptional steering response.

Integral link rear suspension

The most sophisticated in the segment, delivering the ideal balance of ride comfort, refinement and handling.



All-surface progress control

A world-first technology developed for low-speed driving in adverse conditions. ASPC automatically manages the brakes and the throttle to deliver the best possible traction, enabling the car to pull away smoothly.



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32 JAGUAR LAND ROVER AUTOMOTIVE PLC
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THE NEW LAND ROVER DISCOVERY SPORT

The Discovery Sport is the world's most versatile and capable premium compact SUV. The 5+2 stadium seating, comprising sliding second row and rear seats that fold flat, affords our customers the flexibility to configure the interior cabin to specific requirements, a key differentiator in the market.

The Land Rover Discovery Sport is available with a nine-speed automatic or a six-speed manual transmission. Active Driveline switches seamlessly between two and four-wheel-drive, reducing emissions whilst enabling Land Rover's famous off-road capability.

The new Discovery Sport is also packed with technology such as Terrain Response® and Wade Sensing™, whilst drivers and passengers benefit from the all-new 8-inch touchscreen InControl infotainment system with intuitive controls and heightened connectivity.

In addition the Discovery Sport employs the industry-leading Head-Up Display which projects key driving data onto the windscreen for maximum safety and convenience.

The Discovery Sport achieved the best overall NCAP crash test score of all cars tested in 2014. This achievement was honoured at the What Car? Car of the Year 2015 awards.

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FOR SAFER CARS
EURO NCAP
TEST 2015

Maximised load space Premium Seven-seater comfort accommodation JAGUAR LAND ROVER AUTOMOTIVE PLC 33 Annual Report 2014–15

34 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 SPECIAL OPERATIONS We are completely focused on enhancing and personalising the relationship our most discerning and enthusiastic customers have with our brands.” John Edwards Managing Director, Special Operations Invested Ł20m in Special Vehicle Operations Technical Centre The SVR badge represents the highest levels of performance and capability to create unique vehicles. Special Operations In June 2014, Jaguar Land Rover announced its Special Operations business unit, which comprises Special Vehicle Operations, Heritage, Personalisation and Branded Goods divisions. The Special Vehicle Operations division focuses on the creation of “halo” vehicles that showcase the highest standards of performance, luxury and all-terrain capability as well as bespoke commissions. The Heritage division delivers high-quality vehicle re-creations, maintenance, renovation, parts and servicing to our global Jaguar Land Rover Heritage customer base. The Branded Goods division is responsible for delivering merchandising and licensing arrangements with selected partners. The Company has invested Ł20 million to establish the Special Vehicle Operations Technical Centre, located near Coventry. The new facility is Jaguar Land Rover’s global centre of excellence for the creation of high-end luxury bespoke commissions and extreme performance vehicles by a team of 150 specialists, where customers can come to create their own bespoke vehicles. The Heritage division and workshop is based at Browns Lane, Coventry, the historical home for the manufacture of Jaguar cars. Key achievements The Range Rover Sport SVR was launched in August 2014, the ?rst Land Rover produced by the Special Vehicle Operations division. The Range Rover Sport SVR is the most powerful, the most dynamically focused and the fastest Land Rover produced to date, powered by a 5.0 -litre supercharged V8 engine capable of accelerating from 0–60mph in 4.5 seconds, with a top speed of 162mph. The Lightweight Jaguar E-Type is the ?rst Jaguar re-creation to come from the Heritage division and each vehicle has been assigned one of the remaining chassis numbers originally allocated in 1963 to the intended 18-car “Special GT E-Type” project, of which just 12 were built. A prototype Lightweight “Car Zero” was completed on 14 August and just six other customer Lightweight E-Types were built. The Jaguar F-TYPE Project 7 was the ?rst Jaguar performance vehicle manufactured by the Special Vehicle Operations division which is powered by Jaguar’s 5.0 -litre supercharged V8 engine capable of accelerating from 0–60mph in 3.8 seconds with an electronically-limited top speed of 186mph, resulting in Jaguar’s fastest and most powerful production model to date.

JAGUAR LAND ROVER AUTOMOTIVE PLC 35 Annual Report 2014–15 01. Lightweight Jaguar E-Type. 02. Range Rover Sport SVR, the fastest Land Rover ever produced. 03. Jaguar F-TYPE Project 7, Jaguar’s fastest and most powerful production model to date. Special Operations purchased the largest privately owned collection of British classic cars in July 2014, which included 130 Jaguars, to actively support the development of the Jaguar brand in existing and emerging markets. The ?eet was used to support the global launch of the all-new Jaguar XE at Earls Court, London, in September 2014 and the recent opening of the Jaguar XE production facility at Solihull in the West Midlands during April 2015. Future plans Jaguar Land Rover continues its successful partnership with the James Bond franchise as a number of its vehicles are set to feature in the upcoming twenty-fourth Bond film “SPECTRE”. These include the Jaguar C-X75, built by Special Vehicle Operations in collaboration with Williams Advanced Engineering, the Range Rover Sport SVR and a selection of highly capable Land Rover Defenders constructed by the Special Vehicle Operations division.

36 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR INNOVATION

JAGUAR LAND ROVER AUTOMOTIVE PLC 37 Annual Report 2014–15 Genuine landmark innovation comes from Jaguar Land Rover’s design and technology teams working together to create great products, put customers first and embed environmental innovation. Design leadership 38 Jaguar design 40 Land Rover design 41 Research and technology 42 Advanced technology 44 Collaborations 45

38 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 DESIGN LEADERSHIP JAGUAR LAND ROVER DESIGN LEADERSHIP Jaguar Land Rover has put design at its core and both the Jaguar and Land Rover design directors are Executive Committee members. There has been a transformation within Jaguar Land Rover over the last seven years and the new direction is validated by the growth of the Company’s global customer base. Jaguar Land Rover has developed a strategy that delivers exciting products and provides strong, consistent design language that fundamentally differentiates Jaguar and Land Rover vehicles. The Company has a clear design strategy that promotes the fusion of creativity with integrated and strategic thinking. Its design teams are the leaders of the Jaguar and Land Rover brands, working towards consistency which ultimately defines the design language. Insight into future trends is paramount and the Company’s strategic design intent is unwaveing. Its rich heritage is also carefully considered, enabling a clear focus on its future. WHITE SPACE PRODUCTS Jaguar Land Rover’s strategy in design leadership places emphasis on the Strategic Inventive and Concept Vision phases of its product creation process. This enables the Company to fully explore opportunities and new segments of the market, which it sometimes defines (for example the Range Rover Evoque). This helps to ‘future-proof’ the business in respect of wider changes in trends, society, customer demands, new technologies, government policy and legislation. GLOBAL RECOGNITION AND AWARDS Prestigious awards from media and other key influencers are recognition of the outstanding achievements of Jaguar Land Rover’s world-class design teams. These awards reinforce the Company’s status and help to raise brand and product awareness in markets worldwide. Ian Callum collected the Designer of the Year Award after topping The Drum’s coveted Designerati list which celebrates the top 100 most influential individuals in UK design. Professor Gerry McGovern has designed some of the most iconic modern Land Rover products, notably the Range Rover Evoque, which has won over 160 international awards since its introduction in 2010.

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DESIGN CONCEPTS

Concepts are the most effective way to introduce potential new products and to gauge market sentiment. Recent examples include the Discovery Vision Concept, unveiled at the 2014 New York Motor Show, which showcased Land Rover's design vision for a new family of Discovery vehicles. The breakthrough Jaguar C-X17 was revealed at the Frankfurt Motor Show in 2013: the overwhelming response to Jaguar's first performance crossover will culminate with the new F-PACE going on sale in 2016.

HOW DESIGN SUPPORTS OUR STRATEGY

CUSTOMER FIRST

Disciplined surfacing, elegant lines and perfect proportions make every one of our products stand apart from the crowd. Our interiors offer a perfect blend of technology and craftsmanship. The distinctive British design of Jaguar and Land Rover vehicles is unique in the premium sector and is loved by customers around the world.

GREAT PRODUCTS

We don't just create the most desirable vehicles in every segment – our innovative designs define the segment, from sports saloons through to luxury SUVs. Together with unrivalled dynamics, refinement, performance, practicality and capability, our products have always set the standard.

ENVIRONMENTAL INNOVATION

Design is fundamental to efficiency. Optimising packaging enables alternative powertrains to be integrated without compromising form or usability. Jaguar Land Rover's world-leading aluminium expertise enables the Company to combine dynamic, streamlined design with lightweight construction, delivering significant reductions in CO_2.

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40 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 JAGUAR DESIGN Jaguars are about great proportions, fantastic silhouettes…the optimum expression of metal.” Ian Callum Design Director, Jaguar Product strategy: Jaguar Outstanding design has been a hallmark of every car in Jaguar’s rich 80-year history. It is fundamental to everything Jaguar does. Jaguar products have always been among the most beautiful, elegant and dynamic cars the world has ever seen, such as the iconic Jaguar E-Type, and today by the new XE sports saloon and the desirable F-TYPE. A collaborative approach by Jaguar’s design, engineering and manufacturing teams enables the shaping of advanced materials such as high-strength aluminium alloys into the most elegant forms imaginable, delivering vehicles which combine the purity and simplicity of line for which Jaguars are renowned, together with the inherent stiffness and lightweight needed for exceptional driving dynamics, fuel economy and safety. A no-compromise approach to designing and engineering the Jaguars of tomorrow will not only ensure that Jaguar exceeds the expectations of its customers around the world but also that Jaguar vehicles continue to set the standard for the next 80 years.

JAGUAR LAND ROVER AUTOMOTIVE PLC 41 Annual Report 2014–15 LAND ROVER DESIGN Design is the key differentiator in the marketplace and has the greatest ability to create desirability for our brand.” Professor Gerry McGovern Design Director, Land Rover Product strategy: Land Rover The Land Rover story stretches back to 1947 and spans the entire globe, covering ground where no other vehicle dares to tread. The simplicity and purity of Land Rover’s design is as important to the Company now as it was in 1947 when Maurice Wilks sketched out the concept for a “Go Anywhere” Land Rover on a sandy beach in Anglesey, Wales. Land Rover’s design philosophy is guided by the four key elements of: innovation, sustainability, relevance and desirability, to create three distinct vehicle families: Range Rover, Discovery and Defender. Each family possesses individual identifiable characteristics and also shares a common underlying thread of Land Rover’s DNA. The design of the Range Rover family is defined by peerless refinement, sophistication and luxury. The Discovery family of vehicles is designed to embody flexible configurability, storage and lifestyle enabling features. The Defender Family is built around themes of durability representing toughness and an authenticity which express capability.

42 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 RESEARCH AND TECHNOLOGY The car of the future will become more desirable, more capable, cleaner, more connected and smarter.” Dr Wolfgang Epple Director, Research and Technology THE FIVE PILLARS OF RESEARCH Any new technology must always be focused on helping the customer. Jaguar Land Rover’s five key technical focuses are: Desirable, Capable, Clean, Connected, Smart. Desirable: “I want that car” This is a hugely important quality in the premium car market and a key reason for Jaguar Land Rover’s recent success. It includes strength of the brand, corporate reputation and – very importantly – design. New technologies will enable both the Jaguar and Land Rover brands to continue their leadership in design—including materials, manufacturing processes and new technologies to enhance aesthetic appeal. Capable: The ability to go places, and do things, other cars can’t Jaguar Land Rover has acknowledged global leadership in this area. Land Rover’s world-beating off-road technology is matched to supreme on-road comfort and refinement, giving the widest breadth of all-round capability in the automotive industry. Jaguar Land Rover’s aim is to maintain Land Rover’s leadership in the SUV segments, lead future trends and push the boundaries of possibility. Jaguar’s capability focuses on supreme driving performance, as befits one of the world’s most coveted sporting car brands. Jaguar makes cars that feel “alive”. This animate driving experience has been a highlight of Jaguar cars for almost 70 years. When the XK120 was launched in 1948, it was the world’s fastest and most desirable sports car. Jaguar’s industry-leading capability is partly due to Jaguar Land Rover’s global leadership in lightweight aluminium architectures. The Company HOW TECHNOLOGY SUPPORTS OUR STRATEGY CUSTOMER FIRST The development of technology such as InControl infotainment and Head-Up Display enables greater connectivity and enhanced experiences for Jaguar Land Rover’s customers. Furthermore, the increase in driver assistance and active safety features are major steps on the journey to autonomous driving. GREAT PRODUCTS Extensive research and development programmes are crucial to the delivery of every Jaguar Land Rover model to ensure the vehicles meet customer needs and regulatory requirements . ENVIRONMENTAL INNOVATION Lightweighting vehicle architecture, improving engine efficiency and investing further in alternative propulsion technology such as hybridisation and electrification help to future-proof the business.

JAGUAR LAND ROVER AUTOMOTIVE PLC 43 Annual Report 2014–15 is the biggest producer of aluminium bodies in the global car industry. Aluminium bodies give advantages in handling, performance and agility, owing to their reduced weight compared with conventional steel. Clean: Driving towards cars that don’t pollute Jaguar Land Rover has recently made enormous strides in reducing vehicle emissions and improving fuel economy. Lighter vehicles, downsized and more efficient engines and alternative powertrains such as the Range Rover and Range Rover Sport Diesel Hybrid have all contributed to this improvement. Connected: Stay in touch with the world, even when driving Connectivity is one of the most important areas of automotive technology, as customers seek to stay connected at all times, including when driving. A more connected car offers a range of navigation, safety, security and convenience benefits for customers. Jaguar Land Rover’s new connected car technologies bring the power of the internet into all vehicles, while also concentrating on increasing safety by reducing driver distraction. Smart: Intelligent cars – that can even drive themselves Cars are getting more intelligent. They can learn driver behaviour and adapt accordingly. They can recognise different drivers and set the car for personal preferences. The boom in sensors, data and on-board processing enables the vehicle to interact with customers in a smarter and more human way. The increase in driver assistance and active safety features are major steps on the journey to autonomous driving. Already, some Jaguar Land Rover cars can drive themselves in controlled situations. Cars of the future will be capable of autonomous driving in all situations, although Jaguar Land Rover insists that its cars will still be fun to drive.

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ADVANCED TECHNOLOGY

Jaguar Land Rover has introduced a comprehensive series of technological advancements to its vehicles during the year, further enhancing the product offering to customers.

NEW HIGHLY EFFICIENT DIESEL INGENIUM ENGINE

The 2.0-litre four-cylinder Ingenium diesel engine is designed to deliver class-leading torque and power outputs, combined with excellent refinement, reduced CO_2 emissions and lower fuel consumption. Key technologies include:

1. **Low-pressure exhaust gas recirculation**
   Improves efficiency, reduces fuel consumption and CO_2 emissions.
2. **Low friction design**
   Improves engine efficiency, refinement and responsiveness.
3. **Selective catalytic reduction**
   To help cut NO_x emissions to very low levels.
4. **Variable exhaust cam timing**
   Ensures that the catalysts quickly reach optimum operating temperature to help reduce emissions and improve fuel economy.



Cross section of the Ingenium engine.



The new Land Rover Discovery Sport.

ALL-TERRAIN PROGRESS CONTROL

All-Terrain Progress Control enhances Land Rover's best-in-class off-road capability. Allowing the driver to input a desired speed, the system continuously monitors and adjusts the vehicle settings to optimise traction and maintain progress in all conditions.

All-Terrain Progress Control also reduces driver workload to enhance off-road capability, maintaining composure over steep gradients, rough terrain and low-grip surfaces.

ALL-SURFACE PROGRESS CONTROL

Jaguar's unique All-Surface Progress Control gives drivers added confidence in slippery conditions.

All-Surface Progress Control is a low speed cruise control system, operating at speeds between 3.6km/h and 30km/h, that helps drivers cope with low traction situations whatever the weather and allows them to concentrate on steering the vehicle.

JAGUAR LAND ROVER AUTOMOTIVE PLC 45 Annual Report 2014–15 COLLABORATIONS The National Automotive Innovation Centre This Ł150 million state-of-the-art technology hub will bring together members of Jaguar Land Rover’s advanced research team and collaborative partners from the supply chain and academia. It is the next stage in Jaguar Land Rover’s strategy to develop its global R&D and engineering capability and will complement the Company’s product research and development centres in Gaydon and Whitley. The National Automotive Innovation Centre, due to open in Spring 2017, is a partnership between the Warwick Manufacturing Group (WMG), Jaguar Land Rover, Tata Motors European Technical Centre and UK Government’s Higher Education Funding Council England (HEFCE). 01. Construction of the National Automotive Innovation Centre began in March 2015. 02. Virtual driving at the Open Software Technology Center in Portland, Oregon. Research projects with major universities Jaguar Land Rover has research relationships with many of the world’s leading universities. The links with the University of Warwick are especially close, where we work in partnership with the Warwick Manufacturing Group (WMG). More than 250 Jaguar Land Rover researchers and engineers are currently working at the WMG, collaborating with university experts on numerous research projects.

46 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR MANUFACTURING CAPABILITY

JAGUAR LAND ROVER AUTOMOTIVE PLC 47 Annual Report 2014–15 Whilst the foundation and heart of Jaguar Land Rover’s manufacturing capability lies in the UK, the Company continuously evaluates opportunities to expand its footprint, both at home and overseas, in order to fully develop its global growth potential. Manufacturing 48 UK operations 49 Overseas 51

48 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 MANUFACTURING We continue to develop the foundations of our global manufacturing footprint, creating a stronger, more sustainable business with an unrelenting focus on process excellence and quality.” Wolfgang Stadler Executive Director, Manufacturing A global manufacturing footprint During Fiscal Year 2015, Jaguar Land Rover continued to grow its industrial footprint. The Company invested significantly in its UK operations to increase capacity, capability and quality, whilst celebrating the opening of the Chery Jaguar Land Rover plant in Changshu, China, and the start of construction of our manufacturing plant in Brazil. Process Excellence Process Excellence is Jaguar Land Rover’s philosophy to drive improvement and eliminate waste through leadership, teamwork, planning and problem-solving. This initiative focuses on the needs of the customer and empowering the Company’s employees, creating a culture of continuous improvement and innovation by embedding lean (world-class) manufacturing.

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UK OPERATIONS

Jaguar Land Rover is the largest investor in manufacturing in the UK. The key focus remains on maximising the opportunities afforded by the Company's existing sites through increased utilisation of its current footprint. This has been demonstrated during the period at all four manufacturing plants in support of new model introductions.

Halewood:
In June 2014, the Halewood plant, which was already home to the Company's fastest-selling model of all time – the Range Rover Evoque – benefited from a £200 million investment to support the introduction of the first member of the all-new Land Rover Discovery family. This takes the total amount invested in Halewood over the last four years to almost £500 million. In addition to a £45 million state-of-the-art Aida servo press line, Jaguar Land Rover installed 260 new automated robots, industry-leading laser welding facilities and a number of state-of-the-art equipment monitoring and reporting systems to support an unwavering focus on quality.



Solihull:
In January 2015, the Company confirmed that its breakthrough Jaguar performance crossover, the F-PACE, would join the Jaguar XE at Solihull, capitalising on its £1.5 billion investment in technically-advanced aluminium vehicle architecture.

During the second half of Fiscal Year 2015, Solihull's key focus remained on the launch of the Jaguar XE, with the commissioning of its new £500 million bodyshop and final assembly facilities, likened to a "factory within a factory". The ongoing development at the West Midlands-based site means that the Solihull plant now represents one of the largest manufacturing growth stories in the UK for a generation – almost trebling production and doubling its workforce in five years.

The Company also confirmed that 2015 would be the last year that the current Defender would be manufactured at Solihull. To mark this important milestone for the plant, Land Rover recreated history by building an authentic replica of the production line used to manufacture its first 4x4 in 1948. The "Defender Celebration Line" visitor attraction recreates in detail how the first Series I Land Rover was built at the Solihull manufacturing plant just after the Second World War.

HOW MANUFACTURING SUPPORTS OUR STRATEGY

CUSTOMER FIRST

Jaguar Land Rover's "Integrated Production System" puts customers at the forefront of everything the Company does, whilst supporting and engaging employees to deliver exceptional vehicles at the promised time.

GREAT PRODUCTS

Significant infrastructure and technology investment across our new and existing global manufacturing plants continue to support product introductions. These include the Jaguar XE, new Jaguar XF, Land Rover Discovery Sport and Range Rover Evoque in China.

ENVIRONMENTAL INNOVATION

The Engine Manufacturing Centre received a BREEAM "excellent" rating for sustainable buildings. The facility boasts 21,000 individual rooftop solar panels – the largest installation in the UK, generating more than 30 percent of the plant's total energy requirement.

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50 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 MANUFACTURING CONTINUED Castle Bromwich: In March 2015, Jaguar Land Rover announced a Ł400 million investment in new and upgraded facilities at its Castle Bromwich plant to support the introduction of the all-new Jaguar XF. This completes an all-aluminium line-up at the Midlands plant which has pioneered lightweight technologies for decades. The plant has seen significant investment at every stage of the manufacturing process. This includes a new blanker and Aida press line, currently under construction, and a Ł320 million aluminium bodyshop. This bodyshop is the most flexible and versatile of its kind throughout Jaguar Land Rover, capable of switching between Jaguar’s entire range of models mid-production. Engine Manufacturing Centre: In October 2014, Her Majesty The Queen officially opened Jaguar Land Rover’s Ł500 million, 100,000m2 Engine Manufacturing Centre (EMC) near Wolverhampton. With a vision to set a new global benchmark for excellence in engine manufacturing, the state-of-the-art facility houses an engine-testing centre alongside manufacturing and assembly halls, and meets the highest standards of sustainable production. Jaguar Land Rover drew on the expertise of 2,000 powertrain engineers to develop the Ingenium engine family, the first derivative of which is the highly efficient, ultra-low emission four-cylinder diesel engine which will feature in the Jaguar XE, XF, Range Rover Evoque and Land Rover Discovery Sport. At full capacity 1,400 people will be employed at the Engine Manufacturing Centre 02

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01. Her Majesty The Queen opened the Engine Manufacturing Centre in Wolverhampton, in the UK, in October 2014.

02. Ingenium engine assembly at the new Engine Manufacturing Centre.

03. Local production of the Range Rover Evoque for the Chinese market is now underway at the joint venture plant in Changshu, China.

OVERSEAS

China:

In October 2014, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China, with the Range Rover Evoque, the first model to be built under the Chinese-British automotive joint venture with Chery Automobile Co., Ltd.

The almost 400,000m² state-of-the-art facility, located in the Changshu Economic Development Zone north of Shanghai, represents a RMB 10.9 billion investment by the joint venture which will build three Jaguar Land Rover models by 2016 with total production capacity of 130,000 units a year. Vehicles are manufactured in highly-automated press shops – including cutting-edge aluminium and steel technologies – along with a steel bodyshop comprising 306 robots, an energy-efficient paint shop and an ergonomically-friendly final assembly line. A new aluminium bodyshop, the first in China, is already under construction at the Changshu facility to support the introduction of new Jaguar products.

Brazil:

In December 2014, Jaguar Land Rover started construction of its BRL 750 million state-of-the-art manufacturing facility in the state of Rio de Janeiro and confirmed that the Discovery Sport would be amongst the vehicles manufactured at the plant, which is expected to be operational in 2016. Jaguar Land Rover is the first British automotive company to invest in a manufacturing factory in Brazil. In the programme's first phase, the new 60,000m² manufacturing facility in Itatiaia will employ 400 people and will have an annual capacity of around 24,000 vehicles.

What next?

Jaguar Land Rover will continue to evaluate opportunities to increase its manufacturing footprint in the future, primarily in markets with strong growth potential and customer demand. Manufacturing vehicles internationally allows the Company to reach new markets and customers, creating a stronger, more sustainable and increasingly agile business.

03.


RANGE ROVER

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52 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR RESPONSIBILITY

JAGUAR LAND ROVER AUTOMOTIVE PLC 53 Annual Report 2014–15 Using your smartphone, scan this code to access enriched content. Or visit: http://www.jaguarlandrover.com/gl/en/ responsible-business/ Environmental innovation 54 Our people 62

54 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 ENVIRONMENTAL INNOVATION We at Jaguar Land Rover are honoured to have received a 2015 Queen’s Award for Sustainable Development.” Mike Wright Executive Director, Jaguar Land Rover OUR STRATEGY Jaguar Land Rover’s ambition is to achieve long-term responsible growth by placing Environmental Innovation at the heart of our business strategy. We are successfully reducing our overall environmental impact and making a positive contribution to society by investing in the key areas of: • Our Products • Transforming Operations • Global Corporate Social Responsibility (CSR) • Inspiring People (see Our People). We continue to make progress towards achieving the ambitious targets set in our Sustainability Roadmap to 2020, which provides focus for the business to deliver: • Products amongst the leaders in their segments on tailpipe CO2 emissions; • Carbon neutral manufacturing and zero waste to land?ll; and • Creating opportunities for 12 million people through global CSR. In recognition of this, we received a Queen’s Award for Enterprise in Sustainable Development in April 2015, our fourteenth Queen’s Award in recent years. This builds on our 2013 accolade as the ?rst ever automotive manufacturer to become the UK’s Responsible Business of the Year from the business-led charity, Business in the Community. Speci?c aspects of Jaguar Land Rover’s sustainability performance are addressed through Board and Executive Committee member-led forums such as: the Product Sustainability Committee, Global CSR Committee, Environmental Innovation Steering Group, Environmental Innovation Operating Committee and the Carbon Working Group. OUR PRODUCTS We continue to invest in innovative technologies to achieve our Environmental Innovation ambition and are succeeding by applying whole life cycle assessments to drive lightweighting, efficient powertrains and a vehicle electri?cation strategy. As a result, we have already achieved a 25 percent reduction in European ?eet average tailpipe CO2 emissions in 2014 compared to 2007 levels. Advanced powertrain technologies A new family of highly efficient, ultra-low emission, lightweight four-cylinder diesel and petrol engines, named Ingenium, has been developed to power new and future Jaguar and Land Rover vehicles. The engines are produced at the Company’s Ł500 million Engine Manufacturing Centre near Wolverhampton, in the UK, opened by Her Majesty The Queen in 2014. The new Jaguar XE mid-sized sports saloon demonstrates our use of advanced technologies to create a sector-leading vehicle. Powered by an Ingenium engine, the Jaguar XE can achieve fuel economy ?gures of 75mpg and CO2 emissions as low as 99g/km. We have also invested in hybrid technology and as a result, diesel hybrid versions of the Range Rover and Range Rover Sport are now available that retain the same all-terrain capabilities as non-hybrid models. Use of Life Cycle Assessment We have developed in-house expertise on Life Cycle Assessment (LCA) for vehicle development, aiming to reduce the impact on the environment from the procurement of raw materials through to the eventual disposal of a vehicle. For example, using the 25% reduction in European Fleet average tailpipe CO2 emissions TAILPIPE CO2 EMISSIONS _ EUROPEAN FLEET AVERAGES G/KM CO2 CY14 178 CY13 182 CY12 187 CY11 206 CY07 Baseline 240* * Pending final confirmation from the EEA.

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Annual Report 2014–15 55

RAPID LCA tool our engineers can model material options for whole life environmental performance; thereby supporting our 2020 Environmental Innovation target of 30 percent reductions in key environmental impacts compared to a 2007 baseline.

Lightweighting expertise
We are a world leader in the design and manufacture of aluminium-intensive vehicles, pioneering the use of closed loop processes to drive recycled content and reduce environmental impacts across the life cycle.
By increased use of aluminium we are able to derive many benefits such as: weight savings; higher fuel efficiency; lower emissions; improved crash safety; and even better vehicle dynamics.

TRANSFORMING OPERATIONS

As we invest in existing and new manufacturing facilities, to support growth aspirations, we are also reducing the amount of energy and natural resources needed to build each vehicle by developing closed loop and waste stream processes as well as delivering against stringent energy targets.

The Company continues to adhere to the highest environmental building standards for new facilities as part of our commitment to the Sustainability Standards for new construction. For example, we target BREEAM Excellence for current Flagship construction projects in UK and LEED Gold for the new manufacturing facility currently under construction in Brazil.

As part of our journey to carbon neutral manufacturing operations by 2020, investments in energy efficiency projects across manufacturing and R&D operations are made through a dedicated low carbon investment fund, managed by the Carbon Working Group. The Company also invests in transformational renewable energy projects, such as the installation of a 6.2MWh roof mounted Solar photovoltaic (PV) array at the Engine Manufacturing Centre capable of delivering up to 30% of the site's energy needs. (PV) Cells that provide 1.1MWh of energy at our group headquarters and significant investment in LED lighting technology at the Solihull manufacturing site. In addition, a number of energy efficiency initiatives have been undertaken across the Company, for example the replacement roof insulation at Solihull that has saved over £330,000 and reducing CO_2 emissions by 1.3% (2,000 tonnes). As a result of these initiatives, total UK operations saved more than 7,000 tonnes (2%) of annualised CO_2 emissions in 2014.

Reducing energy use per vehicle
In 2014 we delivered further improvements through the continued tracking and reduction in the amount of energy used to produce vehicles. Operating CO_2 emissions were reduced by 28 percent to 0.76 tonnes per vehicle built compared to 2007 levels.

The Jaguar XE is the only vehicle in its class to use an aluminium-intensive monocoque.



REcycled ALuminium CAR: REALCAR
The REAL Car project is the result of an industry-supplier collaboration with Innovate UK, an organisation that enables investment in breakthrough innovations to support sustainable economic growth in the UK.

Realcar resulted in the development and industrialisation of a modified, lightweight aluminium sheet alloy. RC5754 uses highly recycled aluminium to dramatically reduce energy consumption and life cycle CO_2.

The modified alloy has been developed for use as a sheet alloy in the next-generation Jaguar Land Rover vehicle body structures, starting with the Jaguar XE, providing benefits through vehicle dynamics, lower fuel consumption and reduced emissions.

Jaguar Land Rover was commended at the 2015 Circular Economy Awards, in the "Leadership" and "Pioneer" categories in recognition of the Company's commitment to re-use and re-manufacture.

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56 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

ENVIRONMENTAL INNOVATION CONTINUED


MANUFACTURING CO_2 PER VEHICLE (CO_2 tonnes per vehicle)
FY15 0.76
FY14 0.74
FY13 0.85
FY12 0.91
FY11 1.13


MANUFACTURING ENERGY PER VEHICLE (MWh)
FY15 2.50
FY14 2.59
FY13 3.00
FY12 3.18
FY11 4.19


MANUFACTURING WATER CONSUMPTION (Total water m³ per vehicle)
FY15 2.39
FY14 2.57
FY13 2.98
FY12 3.13
FY11 3.78


TOTAL WASTE TO LANDFILL PER VEHICLE (kg/per vehicle)
FY15 3.12
FY14 3.82
FY13 3.72
FY12 9.51
FY07 Baseline 15.0

Reducing use of natural resources

We have developed a sustainability assessment tool to compare the eco-footprint of new manufacturing facilities with a reference site and modelled the societal costs of these impacts over a 30-year operational lifetime. Using monetary values in this way enables a site-by-site comparison, thereby aiding the decision-making process and helping the Company achieve its Environmental Innovation goals.

The Company believes that it is increasingly important to ensure that opportunities are identified to reduce raw material consumption (through value chain mapping), minimise water consumption and decrease waste sent to land fill as the business develops.

In 2014, the Company reduced its water consumption per vehicle to 2.39m³ and decreased the waste it sent to landfill to 3.12 Kg per vehicle (excluding contractor waste and metals).

Building a Sustainable Supply chain

Jaguar Land Rover purchases in excess of £12 billion per annum from 2,600 suppliers and provides guidance for environmental and social standards in the Company's Global Terms & Conditions and the Supplier Code on Sustainability.

Strategic suppliers are required to achieve accredited third-party certification to environmental standard ISO14001 before they can qualify to become a supplier to the Company. They also have to demonstrate the ability to accommodate the requirements of the Supplier Code on Sustainability (for example, the Code of Basic Working Conditions).

75%

recycled aluminium material content by 2020

Since 2007, operating CO_2 emissions reduced by

28%


Jaguar Land Rover has installed the UK's largest roof mounted Solar PV array at its advanced engine manufacturing centre in Woverhampton.

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> I believe that Jaguar Land Rover's commitment to the community is second to none. The initiatives that they are involved in have a real impact on the lives of local people."

Stephen Howard,
Chief Executive, Business In the Community

GLOBAL CORPORATE SOCIAL RESPONSIBILITY

Jaguar Land Rover's Global CSR programme builds on our successful UK community and education initiatives as well as our global brand partnerships, which have been running for over a decade. The programme was launched as part of the Environmental Innovation strategy in 2013, to create opportunities for 12 million people to make a positive change in their lives by 2020.

This diverse programme builds healthy communities in countries where we operate, addressing issues such as engineering skills shortages, youth unemployment and road safety. The programme also funds carbon-for-development projects which reduce CO_2 to combat climate change, improve health and increase community welfare as well as offsetting 100 percent of manufacturing assembly CO_2 emissions from our UK manufacturing plants.

Since its launch, our Global CSR programme has positively impacted 2.9 million people primarily through initiatives such as "Our Education" projects (see Our People) and the provision of clean water via the award winning Lifestraw Carbon-for-Water offset project. To date, the Lifestraw programme has provided safe drinking water to over 1.9 million people using water filters to protect them from water-borne diseases in Busia, Kenya.

These initiatives are part of a diverse global programme of 35 worldwide projects focused on education, technology and the environment. Other such product include:

Building Hope School in China
We are working in partnership with The China Youth Development Foundation to support reconstruction of Hope School, which was badly damaged by the magnitude 7.0 earthquake that rocked Ya'an in Sichuan Province in April 2013. In addition, classrooms will be built in other primary schools within the earthquake-hit area. Construction is well underway and scheduled for completion in September 2015.

HITZ Rugby
We believe real commitment starts from the ground up which is why we work at a local level to benefit our local communities directly.

One example of this is Land Rover's support for HITZ, an award winning social change programme delivered by Premiership Rugby and its associated clubs. Through a structured programme of rugby, life skills training and mentoring, HITZ acts as an entry point for tackling some of the greatest challenges facing vulnerable young British people today.

2.9m
lives improved since 2013



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58 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR PEOPLE People are the key to unlocking the business strategy.” Ian Harnett Executive Director, Human Resources and Global Purchasing AVERAGE EMPLOYEE NUMBERS FY15 32,127 FY14 27,953 FY13 24,913 FY12 17,255 TOP GRADUATE EMPLOYERS 8 16 26 20 30 21 60 THE TIMES TOP 100 127 THE GUARDIAN TOP 300 2011 2012 2013 2014 Our vision for our people re?ects and supports the Jaguar Land Rover purpose with a focus on great people delivering great products for our customers. Our strategic pathways of great people in every role, working exceptionally together, with everyone giving their best, is a platform for providing experiences which customers love, for life. Business growth We are investing signi?cantly in the future by recruiting and developing the talented people who will ensure our continued success. Our business continues to grow strongly with an average of 32,127 employees in Fiscal Year 2015, a 15 percent increase on Fiscal Year 2014. Our growth presents great developmental opportunities for our people. In the year we saw a promotion rate of over 7 percent in our UK staff population and a 33 percent increase in international assignments. Jaguar Land Rover’s annual investment in engineering has risen threefold over a six-year period and we now employ over 8,000 engineers and designers. Investing in the future To create truly sustainable solutions, companies need people with the skills, vision and courage to make that happen. Jaguar Land Rover is investing in developing the relevant expertise and attracting the right talent, both amongst its employees and externally with partners and the wider community. For example, following on from our Business in the Community (“BITC”) Responsible Business of the Year Award, we are delivering a meaningful legacy, focusing on traineeship programmes to help people prepare for employment opportunities. We also lead dialogue with Government, suppliers and skills agencies to help address the skills requirement agenda, ensuring that there are enough people with the right skills to ?ll our own vacancies and those in our supply chain. Inspiring tomorrow’s workforce Our Inspiring Tomorrow’s Engineers education programme is helping to address the UK skills gap by demonstrating the wide array of career opportunities available in the industry through school STEM (Science, Technology, Engineering and Maths) challenges, school visits and work placements. The programme will engage two million young people across the world between 2013 and 2020, nurturing talent for our business and the wider automotive industry.

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START
1
2
CASTLE CATS
Jaguar Land Rover CEO Dr Speth (right) meets school children participating in Jaguar Primary Schools Challenge UK Final 2014.



300,000
young people engaged in the UK this year alone

In 2014, we engaged with 300,000 young people in the UK. 18,000 young people and 2,000 teachers participated in plant tours and classroom activities in the Company's five Education Business Partnership Centres and 320 students participated in work experience placements.

In addition, our Inspiring Tomorrow's Workforce traineeship programme, launched in November 2013 in the UK and in November 2014 in Itatiaia, Brazil, helps unemployed young people prepare for jobs in the automotive sector. Of over 100 initial participants, approximately 80 have successfully gained employment, apprenticeships or further education at college.

Apprenticeships
We currently have more than 620 students "earning and learning" in our apprenticeship programme. We strive to provide students with a strong blend of academic learning and real-world work experience in cutting-edge product development and manufacturing environments. In recognition, we were presented with the SEMTA Skills Award as the Skills Innovator of the Year and presented with the Special Recognition Award for Automotive and Aerospace Trailblazer work.

Graduates
Over 1,200 graduates have joined Jaguar Land Rover's two-year graduate programme over the last four years. The programme allows students to use their creativity to bring ideas to life, develop specialist, commercial and managerial skills to push the boundaries of their potential. In 2014 Jaguar Land Rover was ranked eighth and sixteenth in The Times and The Guardian "Top graduate Employers" respectively.

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60 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

OUR PEOPLE CONTINUED


RANGE ROVER
RANGE ROVER
INVICTUS GAMES
LONDON 2014

HRH Prince Harry, "Champion" of the Invictus Games, with UK team captain, David Henson. 400 wounded, injured and sick veterans from 13 nations competed in the Invictus Games.

Engaging ex-servicemen and women

We are proud to have signed up to the Armed Forces Corporate Covenant in July 2014 and, working with the Career Transition Partnership and other military organisations, are raising the Company's profile as an Employer of Choice for ex-armed forces personnel. In 2014, we extended our traineeship programme to people leaving military service early and launched a work placement scheme in conjunction with Mission Motorsport. To date we have hired 100 veterans with the intention of hiring a further 150 recruits in 2015. In September 2014, Jaguar Land Rover supported the Invictus Games as a presenting partner. This international sporting event for wounded, injured and sick servicemen and women harnessed the power of sport to inspire recovery and support rehabilitation. Furthermore, to create a lasting legacy for the Invictus Games, we pledged to explore further innovative ways to enhance the valuable role of veterans as skilled employees.

Developing great people

In Fiscal Year 2015 the Company recorded around 5.5 days of training per employee. Notably, we have launched new technical and personal skills content, adopting a blended learning approach with classroom training, e-learning, videos, books and other online resources. In addition, we have 6,790 employees enrolled in further education with qualifications ranging from NVQ2 to PhD level studies, with 3,619 undergraduate or post graduate studies. We also launched a new talent review process for our senior managers, which provides a framework for their development, and introduced our ADVANCE: For Leadership Excellence programme which is designed to develop individuals with the potential to achieve success at senior levels of leadership in the future, as well as promoting cross-functional and global integration.

115,000 hours

of time donated to community projects (versus 63,417 hours in 2013)

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Annual Report 2014–15 61


Zone 1
ST 1110
ST 1120

Young people visit the Engine Manufacturing Centre to find out about careers in engineering.

Community engagement and personal development through volunteering
To strengthen community engagement, Jaguar Land Rover employees support various individual and team projects close to our sites in the West Midlands and Merseyside. Team projects focus on regeneration, education, young people, charitable work and the environment, whilst many individuals support educational visits and work placements. Employees spend up to 16 hours of work time on approved team or individual community volunteering projects each year, offering personal development opportunities that include leadership and project management skills. Since 2009, Jaguar Land Rover has held the BITC CommunityMark, the UK's national standard recognising leadership and excellence in community investment. 2014 was our best-ever year for employee volunteering, with 115,000 hours of time donated to community projects by 30 percent of our workforce.

Everyone giving their best
Jaguar Land Rover's employees are proud to work for the Company and are passionate about our products. Employee engagement is strong, averaging 77 percent as measured by the Company's annual Pulse Survey. The survey reported that 86 percent of our employees are proud to tell people they work for Jaguar Land Rover and 79 percent would recommend Jaguar Land Rover to others as a good place to work. Engagement is reinforced through regular multi-channel communication, such as functional Town Hall gatherings, Senior Leadership Conferences, our employee magazine and fresh online content. We also conduct short talks, product reveals, videos and other initiatives such as "Question Time", where questions from employees are posed to a panel of our senior leaders.


THE SEMTA SKILLS AWARDS

Jaguar Land Rover Higher Apprentice Alex Tomlinson receiving Apprentice of the Year and Best of British Awards from the skills agency SEMTA.

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62 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 OUR PEOPLE CONTINUED Safety and wellbeing We are committed to treating our employees with respect and promoting equal opportunities. The Company’s Dignity at Work policy promotes a safe, pleasant and welcoming workplace for all, with zero tolerance of any form of discrimination. Jaguar Land Rover works hard to foster diversity in its workforce. Improving gender balance is a priority, as the automotive industry has traditionally attracted more men than women. Jaguar Land Rover remains focused on attracting more women into engineering roles, with females making up around 21 percent of the graduate intake and 29 percent of undergraduate placements in Fiscal Year 2015. The proportion of women joining Jaguar Land Rover as apprentices in Fiscal Year 2015 at 16 percent, taking our total number of female apprentices to 8 percent, signi?cantly above the national average of 5 percent. However, women still only account for 11 percent of the workforce. Jaguar Land Rover’s safety and wellbeing ambition is driven through our branded campaign “Destination Zero – A Journey to Zero Harm”. The business maintains its accreditation to the external standard of OHSAS18001 with zero major non-compliances being recorded after a series of external assessments during the last year. Furthermore, there was a 47 percent year-on-year reduction in recorded lost time cases during Fiscal Year 2015. The Company also launched its Wellbeing Charter during the year. The Charter is a framework to deliver excellence in wellbeing activities. This year we undertook a companywide Health-Needs assessment, hosted a number of safety and wellbeing events and installed a number of “WellPoint Kiosks”, to enable employees to check certain health indicators. 47% year on year reduction in recorded lost time cases 77% average employee engagement 79% of our employees would recommend Jaguar Land Rover to others as a good place to work Source: Pulse Survey

JAGUAR LAND ROVER AUTOMOTIVE PLC 63 Annual Report 2014–15 Lauren Quinn, Advanced Apprentice at the Engine Manufacturing Centre.

64 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 MANAGEMENT REPORT

JAGUAR LAND ROVER AUTOMOTIVE PLC 65 Annual Report 2014–15 Financial performance 66 Business report 68 Risks and mitigations 76

66 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

FINANCIAL PERFORMANCE
CHIEF FINANCIAL OFFICER'S REVIEW



"Fiscal Year 2015 is the fifth consecutive year of growth for Jaguar Land Rover with retail volumes, revenue and profits reaching record levels."

Kenneth Gregor
Chief Financial Officer

EBITDA
£4,132m
+£739m

EBITDA margin
18.9%
+1.4ppt

Profit after tax
£2,038m
+£159m

The year ending March 2015 marks the fifth consecutive year of strong growth for Jaguar Land Rover, with record volumes, profits and investment. Revenues were £21,866 million (up 12.8 percent) with retail sales of 462,209 units (up 6.4 percent including our Chinese joint venture), EBITDA of £4,132 million (up 21.8 percent), and profit before tax (PBT) of £2,614 million (up 4.5 percent).

Strong retail sales for Land Rover of 385,279 units (up 8.9 percent) were driven by the continued success of the Range Rover (up 24.0 percent), Range Rover Sport (up 26.0 percent), Discovery (up 9.8 percent), and Evoque (up 1.0 percent). The all-new Discovery Sport went on sale in February to an enthusiastic response following the run out of the Freelander. FY15 was a transition year for Jaguar with retail sales of 76,930 units (down 4.5 percent). Whilst F-TYPE sales of 12,130 units were up 41.6 percent with the introduction of an all-wheel-drive option and the F-TYPE R. Volumes were down for the XF, XJ and the discontinued XK, preceding the launch in FY16 of the new XE sedan, followed by the 16 Model Year XJ, all-new XF and then the F-PACE performance crossover.

Jaguar Land Rover's sales profile remains balanced across key regions with year on year growth in most including China (12.5 percent), the UK (13.1 percent), the US (3.6 percent), Europe (6.0 percent) and Asia Pacific (16.8 percent), whilst sales in All Other Markets fell 9.0 percent reflecting performance in the weaker Russia, Brazil and South Africa markets.

Strong volume growth as well as a more favourable model and market mix generated record revenues of £21,866 million in Fiscal 2015 (up £2,480 million from Fiscal 2014) and record EBITDA of £4,132 million (up £739 million) with an EBITDA margin of 18.9 percent (up 1.4 ppt). Commodity prices softened during the year, resulting in a favourable impact net of realised hedges. Operational foreign exchange net of realised hedges was unfavourable for the year, reflecting a weaker US Dollar and Chinese RMB earlier in the year, partially offset by a weaker Euro throughout the year.

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Annual Report 2014–15 67

Profit before tax increased by £113 million to a record £2,614 million during Fiscal 2015, reflecting EBITDA (up £739 million), less i) depreciation and amortisation of £1,051 million (up £176 million), ii) £374 million unfavourable revaluation of US Dollar debt and unrealised FX and commodity hedges (compared to £137 million favourable revaluation in the prior year and iii) £87 million net finance expense (down from £147 million).

Profit after tax was £2,038 million (up from £1,879 million a year ago), reflecting a 22 percent effective tax rate.

The increase in depreciation and amortisation reflects the start of amortisation of previously capitalised investment associated with the launch of the new products and facilities. The unfavourable revaluation of debt and unrealized hedges reflects the stronger US Dollar and RMB and weaker Euro at the end of Fiscal 2015 as well as softer commodity prices. Net finance expense (after interest expense capitalised) includes £77 million of one-time costs associated with the redemption of £651 million of higher coupon bonds as part of two bond re-financing transactions but similar costs were incurred in the prior year and the increase in net finance expense primarily reflects the non-recurrence of accounting losses on the valuation of debt call options (£47 million).

Reflecting the strong EBITDA, free cash flow (before financing) was £791 million, net of total investment spending of £3,147 million (up from £2,680 million in the prior year). Jaguar Land Rover continues to maintain strong liquidity and at 31 March 2015 had a cash position of £4,263 million (including financial deposits), up £804 million.

This included a £342 million net increase in debt, less a £150 million dividend to Tata Motors and £230 million of financing costs.

Cash, net of £2,537 million of debt at year end, was £1,726 million, up from £1,449 million a year ago. In the fiscal year, we refinanced two higher coupon bonds with new eight-year £400 million and five-year $500 million bond issues at record low interest rates of 3.875 percent and 3.5 percent respectively. Earlier in the year we had also issued a $500 million bond for incremental funding. In addition, the Company has £1,485 million of undrawn committed credit facilities (£371 million maturing in July 2016 and £1,114 million maturing in July 2018), resulting in total liquidity of almost £5,748 million.

Strong cash flows and access to capital have enabled significant investment for the future. The cash flows presented above are after investment of over £3 billion in Fiscal 2014-15, and Jaguar Land Rover remains committed to its strategy to invest substantially in future products, technologies and capacity to continue to deliver profitable volume growth.


Kenneth Gregor

Kenneth Gregor
Chief Financial Officer
Jaguar Land Rover Automotive plc

28 July 2015

RETAILS


FY15
462,209
FY14
434,311
FY13
374,636
FY12
305,859
FY11
240,905

REVENUE


FY15
21,866
FY14
19,386
FY13
15,784
FY12
13,512
FY11
9,871

EBITDA (Margin)


FY15
4,132
18.9%
FY14
3,393
17.5%
FY13
2,339
14.8%
FY12
2,095
15.5%
FY11
1,502
15.2%

PROFIT BEFORE TAX


FY15
2,614
FY14
2,501
FY13
1,674
FY12
1,479
FY11
1,115

TOTAL PRODUCT AND OTHER INVESTMENT


FY15
3,147
FY14
2,680
FY13
2,048
FY12
1,560
FY11
900

FREE CASH FLOW*


FY15
791
FY14
1,150
FY13
595
FY12
958
FY11
876

* Free cash flow reflects net cash generated from operating activities less net cash used in investing activities excluding investments in short-term deposits.

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68 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

BUSINESS REPORT

GLOBAL MARKETS

The macroeconomic environment over Fiscal Year 2015 was generally favourable but increasingly mixed. Economic growth continued to strengthen in the UK and US, with low unemployment and inflation. Recessionary concerns in the Eurozone prompted the ECB to embark on QE in January 2015 and uncertainty over Greece remained a concern. Growth in China continued to slow and weaker conditions persist in emerging market economies such as Russia and Brazil. The US dollar and Chinese renminbi strengthened against the Pound during Fiscal Year 2015 whilst the Euro generally weakened as did emerging market currencies such as the Russian Rouble and the Brazilian Real. Commodity prices also softened over the year as energy prices fell and the Chinese economy slowed.

TOTAL INDUSTRY VOLUME*

China — 20,136,000

The rate of growth continues to slow but China still achieved GDP growth in excess of 7.0 percent during the year. Softening demand in the automotive market led automotive retailers to offer discounts and other incentives, reducing pricing. The Peoples' Bank of China and government authorities have implemented rate cuts and other actions to simulate the economy. Long-term automotive sales prospects remain positive, supported by rising employment and incomes and continued urbanisation.

9.6% yoy

United States — 16,645,000

The US economy strengthened over the year as falling unemployment and lower oil prices contributed to an improvement in consumer confidence and spending while expected rate increases have been pushed back.

6.8% yoy

United Kingdom — 2,522,882

The economic recovery in the UK continued as unemployment fell and signs of real wage growth with cheaper energy costs driving inflation close to zero. The Bank of England maintained record low interest rates.

7.5% yoy

Europe (includes Germany, France, Italy, Spain, Belgium, Luxembourg, Austria and Portugal) — 8,215,010

Low economic growth and recession in some EU states prompted the European Central Bank to introduce quantitative easing from January 2015. Economic data has been improving despite high unemployment and continued uncertainty over Greece.

5.0% yoy

Asia Pacific (includes Australia, South Korea and Japan) — 7,018,350

Falling Chinese demand weakened commodity prices, weighing on revenue for Australia's mining and export sectors. Interest rate cuts helped prop up the economy, but automotive demand did not recover until Q4. The increase in the consumption tax in Japan unsettled consumers and significantly reduced new vehicle sales throughout the year. In South Korea, interest rate cuts helped alleviate concerns around slowing demand.

3.7% yoy

All Other Markets (includes Russia, Brazil, South Africa and India) — 8,001,609

Russia's economy entered recession during Fiscal Year 2015 as economic sanctions and the falling oil price reduced export and government revenues. The rouble depreciated sharply as oil prices fell, pushing inflation up and forcing the central bank to hike interest rates. In Brazil, uncertainty over the Presidential election weighed on activity in the first half of the year, whilst the new government's austerity programme weakened demand in the second half. Rising interest rates to rein in inflation and stem the depreciation of the Brazilian Real adversely affected consumer spending. The South African economy remained riven by social unrest, power shortages and a volatile currency, undermining demand.

8.4% yoy

* Total Industry Volumes are compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe. These figures are from Fiscal Year 2015.

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Annual Report 2014–15 69

JAGUAR LAND ROVER RETAIL VOLUME BY REGION

Fiscal 2015 was another record year for Jaguar Land Rover as retail volumes (including our China joint venture) grew 6.4 percent year on year to 462,209 units. Land Rover volumes of 385,279 were up 8.9 percent, with notably strong performance from the new Range Rover and Range Rover Sport. The Discovery, Defender and Evoque models continue to be successful, following the run out of the Freelander, the new Discovery Sport has seen encouraging early results. For Jaguar, sales volumes were down 4.5 percent to 76,930. The F-TYPE performed well, whilst sales of the XF and XJ models dipped ahead of the launch of the all-new Jaguar XF and new Jaguar XE, marking an exciting year ahead for Jaguar.

JAGUAR LAND ROVER RETAIL VOLUMES

115,969 — **China**

12.5% yoy (up)

Retail volumes for Jaguar Land Rover were 115,969 units, up 12.5 percent on the prior year and a new record for the market. Land Rover volumes reached 95,528 units, up 14.8 percent, with particularly buoyant demand for the three Range Rover marques and the Land Rover Discovery. Jaguar sales volumes of 20,441 units were up 2.8 percent with a solid performance for the XF and new F-TYPE.

78,312 — **North America** (includes the United States and Canada)

3.6% yoy (up)

Volumes in North America grew by 3.6 percent year-on-year to 78,372 units in Fiscal Year 2015. Land Rover volumes accounted for 61,555 units, up 9.5 percent on strong sales for Range Rover, Range Rover Sport and Range Rover Evoque. Jaguar volumes slipped 13.6 percent to 16,817 units, as strong sales of the F-TYPE were insufficient to offset weaker performance from the ageing XF and XJ models in advance of upcoming fresher models.

86,750 — **United Kingdom**

13.1% yoy (up)

UK retail volumes reached 86,750 this year, up 13.1 percent compared with the year before. Land Rover volumes of 68,882 units represented a 14.8 percent jump while Jaguar volumes of 17,868 units climbed 7.0 percent. All Land Rover and Range Rover models saw continued success alongside strong results for the Jaguar F-TYPE and XF.

87,863 — **Europe** (includes Germany, France, Italy, Spain, Belgium, Austria, Portugal, the Netherlands and other importers)

6.0% yoy (up)

Retail volumes in Europe increased by 6.0 percent year on year to 87,863 units with sales in the four largest markets of Germany, Italy, France and Spain up by 6.8 percent. Land Rover sales totalled 78,140 units, up 9.2 percent, with strong growth of the Range Rover and Range Rover Sport. Jaguar volumes dipped 14.2 percent to 9,723 units as solid sales of the new F-TYPE were more than offset by weaker sales from the ageing XF model in advance of the upcoming new XF.

26,619 — **Asia Pacific** (includes Australia, South Korea, Japan and other importers)

16.8% yoy (up)

Jaguar Land Rover sales in the Asia Pacific region increased to 26,619 units in Fiscal 2015, up 16.8 percent. Land Rover volumes of 21,548 units were up 21.1 percent, and Jaguar sales of 5,071 units were up 1.3 percent compared to Fiscal 2014. Strong sales of the Range Rover, Range Rover Sport, Land Rover Discovery and the Jaguar F-TYPE models drove growth. Australia and South Korea, our largest markets in the Region, performed well, recording growth of 16.4 percent and 46.7 percent despite economic headwinds.

66,636 — **All Other Markets** (includes Russia, Brazil, South Africa, India, the Middle East and other importers)

9.0% yoy (down)

In Fiscal 2015, Jaguar Land Rover retailed 66,636 units all other markets, down 9.0 percent on the prior year. Of this Land Rover sold 59,626 units, down 8.3 percent, and Jaguar 7,010 units, down 13.8 percent. Weaker performance was mainly attributable to weaker economic conditions in Russia, Brazil and South Africa where sales were down 9.6 percent, 16.6 percent and 23.2 percent respectively.

Introduction
Overview
Strategic report
Governance
Financial statements

70 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

BUSINESS REPORT CONTINUED

RESULTS AND PERFORMANCE

Record volumes and revenues
Jaguar Land Rover has had another record year as retail volumes grew by 6.4 percent to 462,209 units (including sales from the joint venture in China).

Strong retail sales for Land Rover of 385,279 units (up 8.9 percent) were driven by the continued success of the Range Rover (up 24 percent), Range Rover Sport (up 26 percent) Discovery (up 10 percent), and Evoque (up 1 percent). This year saw the run out of the Freelander and launch of the all-new Discovery Sport, which went on retail sale in February with promising early sales and a strong order book boding well for the future. In the last full year of the present model, the sales of the iconic Defender were up 11 percent.

Fiscal 2015 was a transition year for Jaguar with retail sales of 76,930 units (down 4.5 percent). F-TYPE sales of 12,130 units were up 41.6 percent on the back of continuing strong demand, buoyed by the introduction of all-wheel-drive models and the Jaguar F-TYPE R. Volumes were down for the XF, XJ and discontinued XK in advance of the launch in FY16 of the new Jaguar XE sports saloon, the 16 model year XJ, the new Lightweight Jaguar XF and the Jaguar F-PACE performance crossover.

Jaguar Land Rover's sales profile remains balanced across key regions with growth in the majority of markets, most notably in China and the UK, where retail volumes grew by 12.5 percent and 13.1 percent year on year respectively. Retail volumes also increased in the US (up 3.6 percent), Europe (up 6.0 percent) and Asia Pacific (up 16.8 percent) whilst sales in All Other Markets (which includes Russia, Brazil and South Africa), fell (by 9.0 percent). Wholesale volumes for Fiscal 2015 were 470,523 units, up 9.5 percent compared to Fiscal 2014. At a brand level, wholesale volumes were 76,496 units for Jaguar, down 3.5 percent, and 394,027 units for Land Rover, up 12.4 percent. The higher wholesales as well as a more favourable model and market mix drove record revenues of £21,866 million for the year, up £2,480 million (12.8 percent) compared to last year.

EBITDA
Consolidated EBITDA for Fiscal 2015 rose to a record £4,132 million, up £739 million (21.8 percent) compared to Fiscal 2014. The increase was driven by higher sales volumes and revenues which more than compensated for unfavourable operational exchange net of realised hedges. This foreign exchange impact was primarily as a result of a weaker US Dollar and RMB exchange rates in the first half of the year, only partially reversed in the second half, as well as a weaker Euro throughout the year.

Material and Other cost of sales for this year totalled £13,185 million representing 60.3 percent of revenue, an improvement of 1.1 percent compared to the prior year reflecting softer raw material prices and the stronger revenues. Employee costs were £1,977 million, up £323 million compared to Fiscal 2014, in line with an increase in manufacturing and product development headcount commensurate with the business growth, as well as higher wages resulting from pay negotiations with the unions which concluded in November 2014. Other expenses (including costs relating to manufacturing, launch, freight and distribution, warranty, product development expense, selling and fixed marketing) were £4,109 million during the year, an increase of £392 million compared to last year. This includes a £206 million increase in foreign exchange gains. Product development costs capitalised in accordance with IFRS accounting totalled £1,158 million, up from £1,030 million a year ago.

Wholesales by region*


NORTH AMERICA
17%
UK
19%
OVERSEAS
14%
ASIA PACIFIC
6%
EUROPE
19%***
CHINA**
25%
470,523
VEHICLES SOLD
+9.5%

Retail sales by region


NORTH AMERICA
17%
UK
19%
OVERSEAS
14%
ASIA PACIFIC
6%
EUROPE
19%***
CHINA**
25%
462,209
UNITS SOLD
+6.4%

* Wholesale volumes represent the sales to dealers and trigger revenue recognition, as opposed to retail sales to customers.
** Including sales from Chery Jaguar Land Rover.
*** Excluding Russia.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 71

Introduction
Overview
Strategic report
Governance
Financial statements

Net income

Profit before tax (PBT) for Fiscal Year 2015 was £2,614 million, an increase of £113 million (4.5 percent) compared to Fiscal 2014. The increase in PBT follows the higher EBITDA complemented by lower net finance expense, but offset by higher depreciation and amortisation as well as unfavourable revaluation of US dollar denominated debt and un-matured currency and commodity hedges not eligible for hedge accounting (such revaluation was favourable in Fiscal Year 2014).

Finance expense net of interest income and capitalised interest in Fiscal Year 2015 was £87 million, including £77 million of one-time costs associated with the redemption of £651 million of higher coupon bonds as part of two bond re-financing transactions. Net finance expense is down £60 million compared to Fiscal Year 2014, due primarily to i) higher interest income from higher cash balances in Fiscal Year 2015, ii) the non-recurrence of accounting losses on the valuation of debt call options (£47 million), and incremental refinancing costs of £21 million.

Depreciation and amortisation of £1,051 million was up £176 million compared to last year. The increase explained by the amortisation of previously capitalised investments of the Land Rover Discovery Sport, the 2.0-litre diesel Ingenium engine and the engine manufacturing plant in Wolverhampton, all new this year.

Stronger US dollar and Chinese rebminbi and a weaker Euro at the end of Fiscal Year 2015 as well as softer commodity prices led to an unfavourable revaluation of US dollar denominated debt as well as currency and commodity hedges not eligible for hedge accounting treatment under IAS 39 totalling £374 million. This compares to a favourable revaluation of US Dollar denominated debt and currency and commodity hedges totalling £137 million in the prior year.

Profit after tax for the year was £2,038 million, up £159 million compared to the prior year, reflecting a lower effective tax rate of 22 percent, including a one-off impact of a reduction in the China withholding tax on dividends.

CASH FLOW

Free Cash Flow before financing was £791 million after total investment of £3,147 million, compared to free cash flow before financing in the prior year of £1,150 million after total investment of £2,680 million. The £359 million decrease in free cash flow is more than explained by the £467 million increase in total investment.

Total investment of £3,147 million, consists of £1,411 million of R&D and £1,736 million of tangible and other investment spending. Of this £2,894 million was capitalised under IAS 38. The spending is for new and upcoming products and technologies as well as new manufacturing capacity, including a new engine plant in Wolverhampton, equity investment in the new JV in China with Chery and capacity expansion at Solihull and other facilities.

Cash flow from operations before capitalised investment spending was £3,627 million up £205 million from the prior year, on the back of stronger EBITDA and less unfavourable working capital (adverse £47 million for Fiscal Year 2015 and adverse £393 million in Fiscal Year 2014).

Total cash and short-term deposits were £4,263 million, up £804 million from £3,459 million at 31 March 2014. The increase primarily reflects the £791 million of free cash flow in the year and £342 million increase in debt, less financing costs of £230 million (including circa £77 million of one-time bond re-financing redemption costs) and a £150 million dividend to Tata Motors. Cash and short-term deposits net of £2,537 million of debt was £1,726 million, up from £1,449 million a year ago. Cash and cash equivalents excluding short-term deposits were £3,208 million, up from £2,260 million.

CAPITAL STRUCTURE

Liquidity and capital resources

At 31 March 2015, cash and cash equivalents totalled £4,263 million, including short-term deposits maturing in three to 12 months of £1,055 million. In addition, the Company had available undrawn long-term committed facilities of £1,485 million (£371 million maturing in July 2016 and £1,114 million maturing in July 2018). Whilst the Company generally pools cash from its subsidiaries to the UK, £541 million was held in subsidiaries outside the United Kingdom, a portion of which is subject to limitations on the ability to be transferred to the UK other than through annual dividends.

The Company finances its capital requirements through cash generated from operations and external debt, including long-term debt, and revolving credit, factoring and working capital facilities. In the ordinary course of business, the Company also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities.

Borrowings and description of indebtedness

At 31 March 2015, the Company had £2,537 million of debt, consisting of £2,381 million equivalent of long-term unsecured debt and £156 million working capital debt facilities. This is detailed in the table on page 72.

The Company has continued to enjoy good access to the debt market to raise long-term finance. The Company issued a $500 million 4.250 percent five-year bond due 2019 in October 2014, £400 million 3.875 percent Notes due 2023, in February 2015 and $500m 3.500 percent Notes due 2020, in March 2015. Notably, the February and March issuances achieved record low coupons for the Company and were part of refinancing transactions which also involved the early redemption through a tender of about £651 million of high coupon debt otherwise callable in 2016.

As with previous bonds, these issuances were on a senior unsecured basis and were not subject to the registration requirements of the US Securities Act. The notes have semi-annual interest payments and are subject to certain customary covenants and events of default.

72 JAGUAR LAND ROVER AUTOMOTIVE PLC
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BUSINESS REPORT CONTINUED

£1,485 million revolving three- and five-year credit facilities
The Company has available a committed revolving credit facility of £1,485 million, comprising a three-year tranche of £371 million maturing in July 2016 and a five-year tranche of £1,114 million maturing in July 2018. As at 31 March 2014, the facility was fully undrawn. The facility is provided by a syndicate of 28 banks. The facility was increased from £495 million at 31 March 2014 with five more banks participating through an accordion option.

Receivables factoring facilities
Jaguar Land Rover Limited has maintained invoice discounting facilities including a $350 million committed facility which expired for new drawdowns in March and was renewed in April 2015 for a period of two years. At 31 March 2015, the Company had about £156 million equivalent of receivables previously discounted under this facility outstanding.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date
Committed				
£500m 8.25% Senior Notes due 2020*	58	58	–	Mar 16
£400m 5% Senior Notes due 2022**	400	400	–	n/a
£400m 3.875% Senior Notes due 2023**	400	400	–	n/a
$410m 8.125% Senior Notes due 2021*	57	57	–	May 16
$500m 5.625% Senior Notes due 2023*	339	339	–	Feb 18
$700m 4.125% Senior Notes due 2018**	474	474	–	n/a
$500m 4.250% Senior Notes due 2019**	339	339	–	n/a
$500m 3.50% Senior Notes due 2019**	339	339	–	n/a
Revolving three- and five-year credit facilities	1,485	–	1,485	n/a
Receivable factoring facilities	237	156	81	n/a
Subtotal	4,128	2,562	1,566	
Prepaid costs	–	(24)	–	
Total	**4,128**	**2,538**	**1,566**	

* The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.

** The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.

Jaguar Land Rover Debt Maturity at 31 March 2015


6,000
5,000
4,000
3,000
2,000
1,000
1,485
4,263
371
1,114
474
339
397
57
400
739
Liquidity
15
16
17
18
19
20
21
22
23
CASH AND FINANCIAL DEPOSITS
EXISTING SENIOR NOTES
UNDRAWN RCF

The values above reflect the face value of outstanding debt and the revolving credit facility as at 31 March 2015 with reference to the $:£ balance sheet exchange rate at the same date.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 73

Introduction Overview Strategic report Governance Financial statements

BUSINESS REVIEW

Overview

Jaguar Land Rover designs, develops, manufactures and sells premium performance cars and all-terrain vehicles, as well as related parts and accessories. Jaguar Land Rover has a long tradition as a manufacturer of premium passenger vehicles with internationally-recognised brands, an exclusive product portfolio of award-winning vehicles, a global distribution network and strong research and development (R&D) capabilities. The Company currently operates three major vehicle production facilities and two advanced design and engineering facilities and in October 2014 not only launched its Engine Manufacturing Centre, to produce its own family of Ingenium engines, but also opened its inaugural overseas manufacturing facility, a 50:50 joint venture with Chery Automobile Co., Ltd., in China. This joint venture currently manufactures the Range Rover Evoque for the local Chinese market and has at least two more Jaguar Land Rover products planned.

Jaguar Land Rover operates across 170 countries through a network of 19 national sales companies and over 2,600 dealerships. As at 31 March 2015, the Company employed over 35,000 employees globally.

Product design, development and technology

Jaguar Land Rover is committed to a programme of regular enhancements in product design and every new model is designed and developed by the award-winning design teams based at the design and development centres at Gaydon and Whitley in the UK. Each centre is equipped with computer-aided design, manufacturing and engineering tools configured for competitive product development cycle time and efficient data management.

The Jaguar range continues to be unified under a common design language epitomised by the Jaguar F-TYPE and, for Fiscal Year 2016, the new Jaguar XE sports saloon; the all-new Lightweight Jaguar XF, and the new performance crossover – the Jaguar F-PACE.

The Company has also continued to enhance the design of Land Rover's range of all-terrain vehicles, most recently with the new Discovery family of vehicles, the first of which, the new Discovery Sport, was revealed in September 2014 and went on general retail sale in February 2015.

The Company endeavours to implement the best technologies into its product range to meet the requirements of discerning customers, and continues to commit significant investment into research and development. The Company also strives for efficiencies through sharing premium technologies, powertrain designs and vehicle architecture across its products. For example, the aluminium body architecture introduced on the new Jaguar XE will be used on the all-new lightweight Jaguar XF and the new Jaguar F-PACE. It is anticipated that this will be a significant contributor to further efficiencies in manufacturing and engineering, as well as to the reduction of CO_2 emissions and the improvement of fuel economy, for example, the new Jaguar XE delivers 75mpg and emissions as low as 99g/km of CO_2 and the all-new lightweight Jaguar XF delivers emissions as low as 104g/km of CO_2. Furthermore, significant investment is made in alternative fuel, hybrid technology and electrification as well as other development programmes aimed at further improving the environmental performance of our vehicles.

Jaguar Land Rover has committed to invest in the £150 million National Automotive Innovation Campus (NAIC) venture at the University of Warwick in the United Kingdom. This is due to open in Spring 2017, to complement existing product development centres, by focusing on advanced technology, innovation and research and featuring engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualisation and rapid prototyping.

The Company also works with other technology companies, such as Intel at a research centre in Oregon in the US, as well as with Apple, working towards further enhancements to Jaguar Land Rover's future vehicle infotainment systems.

Facilities

The Company is headquartered in the United Kingdom where it operates three automotive vehicle manufacturing facilities (Solihull, Castle Bromwich and Halewood), one engine manufacturing plant (Wolverhampton) and two design and engineering facilities (Gaydon and Whitley).

At Solihull, the Company produces the Land Rover Defender, Discovery, Range Rover, Range Rover Sport and, more recently the XE, following a £500 million investment in a new assembly hall which also provides the flexibility to produce the Range Rover Sport, and in due course, Jaguar's new performance crossover, the F-PACE. Castle Bromwich currently produces the Jaguar F-TYPE, XF and XJ. Castle Bromwich recently benefited from £400 million of investment in a new aluminium bodyshop to support the production of the all-new lightweight Jaguar XF on sale in Fiscal Year 2016, whilst Halewood produces both the Range Rover Evoque and, following a £200 million investment, the Discovery Sport, the first member of the Land Rover Discovery family of vehicles.

74 JAGUAR LAND ROVER AUTOMOTIVE PLC
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BUSINESS REPORT CONTINUED

In October 2014, Jaguar Land Rover's new £500 million Engine Manufacturing Centre in Wolverhampton was opened by Her Majesty The Queen. This new state-of-the-art facility houses an engine-testing centre alongside manufacturing and assembly halls, and meets the highest standards of sustainable production to build the Company's new Ingenium engine family.

Also, in October 2014, Jaguar Land Rover opened its first international manufacturing facility in Changshu, China – a 50:50 joint venture with Chery Automobile Co., Ltd., operated by Chery Jaguar Land Rover Automotive Company Ltd., with automobile and engine manufacturing and R&D capabilities.

Since February 2015, Chery Jaguar Land Rover has produced and sold the Range Rover Evoque for the local Chinese market.

In December 2014, Jaguar Land Rover laid the foundation stone of its BRL 750 million (£240 million) state-of-the-art manufacturing facility in the state of Rio de Janeiro and confirmed that the Discovery Sport would be the first vehicle manufactured at the plant from early 2016. Capacity will be circa 24,000 vehicles and the plant is expected to employ approximately 400 people.

Sales and distribution

Jaguar Land Rover markets its products in 170 countries, through a global network of 19 national sales companies (NSCs), 73 importers, 53 export partners and across a network of over 1,700 dealerships comprising 2,674 franchise sales dealers, of which 915 are joint Jaguar and Land Rover dealers.

To ensure global demand is best satisfied Jaguar Land Rover actively manages its production and supply. Jaguar Land Rover also has certain finance arrangements in place for the provision of dealer and consumer financial services products with third-party providers, including: Black Horse (part of the Lloyds Bank Group) in the UK, FCA Bank (a joint venture between Fiat Chrysler Auto and Credit Agricole) in Europe, Chase Auto Finance in the USA and a number of similar financing arrangements with other local automotive financial service providers in other key markets.

OBJECTIVES AND STRATEGIES

Jaguar Land Rover aims to position itself as a leading manufacturer of premium vehicles offering high-quality products to its global customer base and to profitably grow its strong, globally recognised brands.

The Company strategy is founded upon three pillars, namely "Customer First", "Great Products" and "Environmental Innovation", supported by the development and application of advanced technologies and processes.

The Company plans to invest substantially in developing new products, expanding into new and existing segments with new powertrains and technologies to satisfy customer needs and aspirations as well as to fulfil its environmental commitments. The Company is also expanding its global footprint to harness the growth opportunities across all its existing and future markets. This includes expanding its manufacturing and assembly facilities, retailer network, supplier base as well as the human capital to enhance the company capabilities.

To ensure sustainable business expansion, the Company is focusing on balanced and controlled investments across its business, and at the same time identifying opportunities for quality improvement and cost control measures through a number of internal and external benchmarking exercises.

Going forward, the Company recognises that a number of internal and external factors will influence the automotive market. This is likely to present major challenges for mobility but will also present future opportunities, which the Company continues to monitor and assess to shape its future business.

CUSTOMER FIRST

Higher degrees of globalisation, fuelled by increased penetration of internet and social media channels, has resulted in greater customer awareness and increased competition which has driven the automotive industry to become more customer-centric in recent years. This is particularly the case for the premium automotive sector in which Jaguar Land Rover operates, where sophisticated customers demand the very best.

Jaguar Land Rover undertakes significant market research to understand customer needs and anticipate emerging trends to ensure our products remain relevant and to fulfil our commitment to Customer First. For example, Jaguar Land Rover uses a range of research tools and techniques and seeks customer feedback on the development of new cars, purchase experiences, aftersales service and customers' relationship with brands.

The Company continuously assesses the quality of its vehicles and develops improvement actions to enhance its product offerings in the market. To ensure function and form, the Company adopts an integrated approach whereby teams from design, engineering, process planning, manufacturing, supplier management and supply chain work together, throughout the product creation and delivery process to ensure that Jaguar Land Rover continues to deliver class-leading products.

In line with its growth ambition, the Company continues to increase its retailer network.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 75

The Company believes its extensive sales and service network supported by a highly skilled and trained team of technicians and experts, enables the provision of premium quality and timely customer services, and in March 2015, the 2015 J.D. Power CSI study recognised the Jaguar brand as the highest achieving automotive luxury brand in the United States for customer satisfaction with retailer service for vehicle maintenance and repair.

GREAT PRODUCTS

Jaguar Land Rover offers products in the premium performance car and all-terrain vehicle segments and intends to grow by expanding its product range with new products such as the new Jaguar XE, all-new Jaguar XF and Jaguar F-PACE, plus the Land Rover Discovery Sport, as well as increasing the number of derivatives within the existing product range. The vehicles launched during the year included the all-wheel-drive variants of the F-TYPE, and long-wheelbase variants of the Range Rover and Range Rover Sport Diesel Hybrid, as well as a number of exciting products from the Company's Special Operations division such as the Jaguar F-TYPE Project 7, the Lightweight Jaguar E-Type and Range Rover Sport SVR.

Jaguar Land Rover has invested significantly in powertrain technology and it now has in-house capabilities to design, develop and manufacture its state-of-the-art engine family. Jaguar Land Rover has already introduced its all new Ingenium engine in the Jaguar XE, conferring significant efficiency and performance benefits. The application of Ingenium engine will be further extended to other products within the portfolio in the near future. In addition, the Company is also exploring increased application of alternative propulsion systems including hybridisation and electrification technologies.

To deliver these great products to even more customers, the Company has invested substantially in expanding its global manufacturing footprint. This includes investments in its existing plants within the UK as well as the joint venture facility in Changshu, China and in due course its first wholly owned overseas manufacturing facility in Brazil.

ENVIRONMENTAL INNOVATION

Environmental Innovation is at the heart of Jaguar Land Rover's corporate strategy and drives the Company's ability to grow a long-term sustainable business.

Jaguar Land Rover is committed to minimising its environmental impact and maximise the Company's wider contribution to society through a collaborative operating model focused on product innovations, resource efficiencies, closed loop processes and community investment.

The Company is investing substantially to meet global CO_2 emissions and environmental standards, by addressing the whole life cycle impacts of vehicles and operations from product creation, manufacturing and customer use, through to maximising the use of renewable and more sustainable materials.

Jaguar Land Rover has an integrated global product strategy that enables the Company to be compliant in all its markets, today and in the future, and at the same time to further improve its competitiveness against global automotive OEMs. The Company aims to extend the application of its all-new Ingenium engine into its future models and continue its research and development in advanced propulsion systems including alternative fuels, further hybridisation and electrification.

Jaguar Land Rover continues to build on its leadership credentials in lightweight aluminium technology through strategic collaborations around sustainability leadership, value chain creation and Life Cycle Assessment (LCA). Working with Novelis, the Company has developed a new aluminium alloy containing up to 50 percent recycled material for use on the new Jaguar XE body, by developing closed loop processes across both businesses.

As the Company grows it continues to transform its global manufacturing operations, minimising the environmental footprint and targeting carbon neutral manufacturing and zero waste by 2020. The new manufacturing facility in Brazil, for example, is targeting LEED Gold, the highest environmental building standard in the region. In addition Jaguar Land Rover's Energy strategy will enable this through energy efficiency, investment in on-site renewable technology and participating in CO_2 offset programmes.

Jaguar Land Rover continues to invest in its global diverse workforce with customised training programmes across the business and remains committed to its 2020 Environmental Innovation CSR target of creating opportunities for 12 million people worldwide by using its global reach, resources and partnerships.

Introduction
Overview
Strategic report
Governance
Financial statements

76 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

RISKS AND MITIGATIONS

Jaguar Land Rover operates in the premium automotive sector and faces a number of risks as a result. The Company manages and monitors these risks and the factors which could impact its longer-term financial viability. The primary risks faced by Jaguar Land Rover are detailed in the following table.

MACROECONOMIC AND GEO-POLITICAL RISKS

Global economic environment

As the Company increases its global presence its exposure to geo-political risk also increases, in particular to emerging markets. As Jaguar Land Rover's geographical footprint broadens, its operations may be subject to political instability, wars, terrorism, natural disasters, fuel shortages, epidemics and labour strikes. General uncertainty due to inconsistency and ambiguity in economic and government policies, laws and regulations, including taxation systems, as well as commercial and employment practices and procedures may also impact the Company's operations.

Risk Mitigation:

Jaguar Land Rover continues to diversify its sales and operations across the globe and closely monitors geo-political as well as wider economic developments globally.

Seasonality and cyclicality

Our sales volumes are influenced by short- and long-term cyclicality in the automotive sector as well as seasonality, which in turn impacts our operating results and cash flow. Seasonality arises from such factors as: the introduction of new model year vehicles, holiday periods – including factory shutdowns, and specific events such as the biannual change in registration plates of vehicles in the United Kingdom in March and September. The automotive sector is particularly impacted by longer-term cyclicality.

Risk Mitigation:

To mitigate the risk from an industry downturn the Company maintains strong liquidity with significant cash balances and committed financing facilities as well as rigorous inventory management processes to manage the product pipeline and dealer stock. The Company also manages its capital requirements and refinancing risk by operating a robust funding plan process and maintains strong relationships with its banking group.

Exchange rate fluctuations

Jaguar Land Rover's reporting currency is pounds sterling and it has significant exposure to fluctuations in foreign currency, most notably from sales denominated in US dollars and Chinese RMB and payments denominated in euros due to our significant supplier base in the Eurozone. Transactional foreign exchange could adversely impact the income statement due to a strengthening pound sterling diminishing the sterling value of overseas sales. Longer-term strategic, translation and economic currency risk exists where there is a structural misalignment in the denomination of costs and revenues which make the Company subject to longer-term foreign exchange trends beyond the hedging period resulting in potential competitive disadvantage compared to other automotive manufacturers that may enjoy a more balanced currency mix.

Risk Mitigation:

Transactional risk is managed through the use of forward and option hedging instruments over a short to medium term time horizon, adhering to the treasury policy approved by the Board. Jaguar Land Rover is also diversifying its cost base, further aligning this with its sales profiles by expanding its global manufacturing footprint (i.e. in China and Brazil). Jaguar Land Rover issues US dollar debt (in addition to Sterling denominated debt) which serves as a natural hedge, through revaluation, against US dollar denominated sales.

Interest rate fluctuations

Jaguar Land Rover is exposed to changes in interest rates on its variable interest bearing assets and liabilities. Fluctuations in short-term interest rates could reduce the interest income we receive on surplus cash invested with various counterparties and increase the interest charge on our receivables factoring facility.

Risk Mitigation:

Jaguar Land Rover issues US dollar and pound sterling denominated fixed coupon debt, held to maturity and reported at historical cost. The Company also monitors short- and longer-term economic trends and conducts regular interest rate sensitivity analysis to assess potential material impacts on the business.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 77

Commodity/Input price risk

Prices of commodities used in manufacturing automobiles can be volatile and may rise significantly driven by greater consumption and higher demand. Furthermore the price of rare and frequently sought-after raw materials could rise due to supply constraints and concentration. If the Company is unable to find substitutes for such raw materials, pass price increases on to customers or cannot safeguard the supply of scarce raw materials, its vehicle production, business and results from operations could be adversely affected.

Risk Mitigation:

Jaguar Land Rover continues to engage in cost reduction programmes and value engineering. In addition, the Company uses financial derivative instruments over a short to medium time horizon, adhering to the treasury policy approved by the Board as well as executing fixed price supply contracts with tenors of up to 12 months. Jaguar Land Rover maintains strong supplier relations, with robust procurement processes and controls to ensure that demand can be met and reduce over-dependencies. Jaguar Land Rover also continues to engage in cost reduction programmes and value engineering to ensure cost control, in certain instances long term contracts are also established, such as for engines and aluminium.

INDUSTRY SPECIFIC RISKS

Industry competition

The premium passenger car segment is highly competitive and is likely to intensify further, driven by globalisation and consolidation within the automotive industry. Competing automotive manufacturers will act to retain their positions in established markets and commit significant resources to develop and grow their presence in emerging markets. Competitors are also likely to engage customers with a full product offering committing to producing high-quality products with more features and innovation, undertaking a higher degree of product development within a shorter time span as well as improving their cost structure, pricing, reliability, safety, fuel economy, reducing their environmental impact, enhancing customer service and financing terms. Jaguar Land Rover may be unable to compete, given its relatively small product portfolio that focuses on premium performance cars and SUVs.

Risk Mitigation:

The Company has a robust business plan in place to deliver its strategy as well as drawing on its internal expertise to maintain, develop and expand its high-quality portfolio of vehicles. Jaguar Land Rover also places great emphasis on monitoring markets and competitors to pre-empt market trends, which, coupled to its responsiveness and agility, enable Jaguar Land Rover to remain competitive in a dynamic market.

Environmental regulations

Jaguar Land Rover is subject to numerous laws, regulations and policies covering environmental aspects such as greenhouse gas emissions and fuel economy. As such, the Company may incur additional capital and R&D expenditure to upgrade products and manufacturing facilities, as well as increased running costs related to more sophisticated manufacturing operations to comply with these policies and regulations. Resultant cost pressures may be compounded by price pressures as various states adopt fuel consumption or CO_2– based vehicle taxation systems. There is also a risk that the Company may fall behind the competition as it focuses on reducing the environmental impact of its products and operations. If Jaguar Land Rover is unable to develop commercially viable technologies within the time frames set by new standards, the Company could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance with regulations in certain jurisdictions.

Risk Mitigation:

Jaguar Land Rover is committed to innovation by investing substantially in lightweighting, pioneering use of all-aluminium construction, as well as downsizing its mix of powertrains with the development of the new efficient family of Ingenium of engines produced at the new Engine Manufacturing Centre in Wolverhampton in the UK. The Company also continues to develop electrification technologies with stop/start technology deployed across the range, hybrid models (available on the Range Rover and Range Rover Sport) and future plans for plug-in hybrid and battery electric vehicles. Jaguar Land Rover also retains a derogation from the EU, which permits more lenient targets given relatively low sales volumes.

Introduction
Overview
Strategic report
Governance
Financial statements

78 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

RISKS AND MITIGATIONS CONTINUED

COMPANY SPECIFIC RISKS

Strategy and customer demand

The evolution of consumer preferences toward more environmentally friendly and technologically advanced vehicles increases the costs of marketing, research and development and could threaten the desirability of our vehicles, compounded by the Company's niche positioning in premium performance car and all-terrain vehicle segments. There is also a risk that the general desirability and appeal of our vehicles to customers decreases as market trends and fashions change over time.

Risk Mitigation:
In order to meet customer aspirations and regulatory requirements, the Company's strategy is geared towards innovation and investment in new technologies, such as lightweighting powertrain performance (including further application of hybridisation and electrification) and driver assistance and connectivity solutions. Jaguar land Rover commits significant resource to ensure that it is at the forefront of technological advancement driven by the capability of its advanced engineering and design teams at Whitley and Gaydon in the UK. The Company also collaborates with various advanced research consortia involving leading manufacturers, suppliers and academic specialists as well as the Government's Technology Strategy Board.

Quality standards

An increasingly sophisticated customer also has high quality standards which could lead to the Company incurring higher costs to meet these increased expectations. There is a risk that any perceived or actual reduction in quality could adversely impact the Company's reputation which, in turn, could materially affect the Company's business, results of operations and financial condition.

Risk Mitigation:
As a premium manufacturer the Company is committed to exacting quality standards and, to this effect, the Company's product design and development process is organised and coordinated with the manufacturing and sales functions to proactively address any potential risks that a high-quality product is not achieved.

Key markets

The Company derives a significant proportion of its revenues from the United Kingdom, China, North America and continental Europe and it is therefore exposed to any decline in the demand for automobiles in these markets.

Risk Mitigation:
Jaguar Land Rover avoids an over-reliance on any one market by continuing its international expansion and maintains a balanced portfolio to derive circa 20 percent of retail volume from each key region. The Company recognises and factors into its planning the risks inherent with increased international operations including cultural differences, resourcing availability, political and legal risks (such as obtaining permits and approvals), as well as financial risks such as tax, exchange controls and restrictions on repatriation of funds.

Distribution channels/dealer performance

The Company's products are sold and serviced through a network of authorised dealers and service centres across its domestic market, and a network of distributors and local dealers in international markets. Any underperformance by dealers, distributors or service centres could adversely affect our sales and results from operations.

Risk Mitigation:
The Company monitors the performance of its dealers and distributors and provides them with support to ensure a high quality of service is maintained in line with the Company's and customers' expectations. The Company also maintains a customer-first approach in conjunction with its dealers and other distribution channels.

Consumer finance and used car valuations

Our automotive sales are supported by various financial services groups, who provide dealer and consumer finance. A reduction in the availability of such consumer finance could adversely impact the affordability of Jaguar Land Rover vehicles and therefore adversely impact demand, volumes and the price of our products. The Company may also have to offer certain incentives to support sales which could materially impact our financial results. The Company also offers residual value guarantees on the purchase of certain leases in some markets and value of these guarantees is dependent on used car valuations at the end of the term of the lease which could have an adverse financial impact on the Company.

Risk Mitigation:
The Company has robust arrangements in place with various financial services providers in key markets including Black Horse (part of the Lloyds Bank Group) in the UK, FCGA Capital Bank (a joint venture between Fiat Chrysler Auto and Credit Agricole) in Europe and Chase Auto Finance in the USA for the provision of dealer and consumer Financial Services products. The Company also has a number of similar arrangements with local Auto Financial Service providers in other key markets.

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Supply chain

The Company relies on third parties to source raw materials, parts and components. The Company's ability to procure supplies in a cost effective and timely manner or at all is subject to various factors, some of which are not within its control. Any significant problems with suppliers or shortages of essential raw materials due to man-made or natural disasters, could impact the supply chain and as a result could adversely affect the Company's ability to maintain certain levels of production and its financial performance.

Risk Mitigation:

The Company has developed close relationships with both its direct and indirect supply base and continues to develop longer-term strategic procurement relationships to support its future requirements. The introduction of a new engine manufacturing plant at Wolverhampton in the UK enables greater flexibility for the management of demand of our products and reduces the reliance upon external suppliers.

Manufacturing and engineering

A number of factors could adversely affect and therefore disrupt the Company's ability to design, manufacture and sell its products, and hence impact the financial performance such factors include extreme weather, fire, theft, system failures, natural calamities, mechanical or equipment failures. Such disruption could impact the Company's ability to shift its design, engineering and manufacturing operations to alternative sites in a timely manner or at all, materially affecting our financial performance. There is also a risk that manufacturing capacity does not meet, or exceeds, sales demand, further compromising business performance.

Risk Mitigation:

The Company has undertaken significant investment in its manufacturing base both at existing plants in the UK as well as new sites overseas (ie China, Brazil). The Company continues to adopt a suite of common architectures across its various products and is driving a reduction in engineering complexity to confer cost and flexibility advantages. For example, the Jaguar XE is produced at Solihull along with other Land Rover products.

Regulation of production facilities

The Company's production facilities are subject to a wide range of environmental regulations, a number of which require a permit or licence for the Company to continue to operate. More stringent and wider reaching environmental regulation could result in increased costs faced by the Company to maintain compliance in a changing regulatory environment and may also expose the Company to further risks and costs of non-compliance if it is unable to meet such regulatory compliance.

Risk Mitigation:

The Company is committed to maintaining the highest operating standards to ensure compliance with current and future environmental regulation, evidenced by its continued certification by the international standard for environmental management systems ISO 14001.

Product liability, warranties and recalls

The Company is subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety related issues affecting its products which may, in turn, cause the Company's customers to question the safety or reliability of its vehicles resulting in an adverse impact to its reputation, potentially impacting demand. The Company may also be subject to class actions or other large-scale product liability and/or other lawsuits.

Risk Mitigation:

The Company is committed to delivering products with high quality standards. It also monitors its warranty performance to ensure any issues that do arise are fully and timely addressed, including appropriate actions to manage faults and recalls.

The Company constantly monitors vehicles in service through regular data feeds from dealerships globally in order to identify trends and customer satisfaction, which helps the Company to take appropriate remedial actions to manage recalls and minimise warranty claims. The Company also develops dealer technical updates to provide awareness of known vehicle faults, in line with general industry practices.

Introduction
Overview
Strategic report
Governance
Financial statements

80 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 RISKS AND MITIGATIONS CONTINUED Operational risks, including information technology Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Company could suffer ?nancial losses or reputational harm due to a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of IT systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters or malicious acts by third parties. Risk Mitigation: The Company has implemented a robust control framework, including policy, process and system controls, delegation of authorities, governance and assurance. A comprehensive disaster recovery plan is in place, including back-up systems. The control environment is monitored by the Company’s Internal Audit function and is Sarbanes-Oxley (S-Ox) compliant. Patent protection and intellectual property If the Company is unable to protect its intellectual property or if an illegal breach of some or a large group of its intellectual property rights occurred this could have a materially adverse effect on the operations, business and/or ?nancial condition of the Company. The Company has also obtained rights in respect of a number of patents, trademarks and other intellectual property relating to the products that it manufactures over a number of years and therefore could be adversely affected by restrictions on the use of such intellectual property rights held by third parties. Furthermore, the Company could be held legally liable for the infringement of intellectual property rights of others in the development, manufacture and sale of its products. Risk Mitigation: The Company owns (by way of patent) or otherwise ensures that it has legal rights in respect of a number of patents, trademarks and other intellectual property relating to the products that it manufactures. Credit and liquidity risks The Company’s main sources of liquidity are cash generated from operations and external debt, including term debt, committed revolving credit facilities and other factoring/working capital facilities. Unfavourable changes in the global economic and ?nancial environment may result in lower consumer demand for our vehicles as well as a deterioration in prevailing conditions in credit/?nancial markets that may adversely affect both consumer demand as well as the cost and availability of ?nance for the Company resulting in a signi?cant increase in liquidity risk faced by the Company. Risk Mitigation: The Company maintains a strong balance sheet, including healthy cash balances, and has a committed revolving credit facilities with a number of banks as well as other factoring /working capital facilities. The Company also has proven access to debt capital markets achieving competitive funding rates and maintains strong relationships with its banking group. Labour relations There is a risk that the Company could face labour unrest which may delay or disrupt operations due to work stoppages or lock-outs at the Company’s own facilities or at the facilities of major suppliers potentially resulting in a deterioration in the Company’s financial condition, in particular if such disruption occurs or continues over a long period of time. Risk Mitigation: To reduce the likelihood of any such action, the Company manages union relations with proactive consultation and maintains good labour relations with its employees. Key personnel The loss of the services and skills of one or more key employees could impair the Company’s ability to continue to implement its business strategy. The Company’s success also depends, in part, on its continued ability to attract and retain experienced, qualified and skilled employees. The competition for such employees is intense, and the Company’s inability to continue to attract, retain and motivate employees could adversely affect its business, plans and strategy. Risk Mitigation: The Company’s Human Resources function has developed policies and procedures to ensure that it remains competitive in the labour market, both in terms of attracting and retaining key personnel, and also to ensure that the business growth ambition can be effectively resourced across all its facilities.

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Introduction
Overview
Strategic report
Governance
Financial statements

Pension obligations

The Company provides post-retirement and pension benefits to employees, some of which are defined benefit plans, which were closed to new joiners from 19 April 2010 and replaced by a defined contribution scheme. The Company's pension liabilities are generally funded and the defined benefit pension plans' assets are particularly significant, however changes in actuarial assumptions such as, interest rates and inflation rates or policy, may adversely impact the Company's pension liabilities or assets and consequently increase funding requirements, which in future could negatively affect the Company's financial condition and results of operations.

Risk Mitigation:

The Company closed its defined benefit plan to new joiners from 19 April 2010, which was replaced by a defined contribution scheme. The Company monitors the asset allocation of the pension plans to assess the performance of investments against expectations and the pension trustee employs a reputable investment consultant to advise them on the plans' asset allocation with a view to meeting their return objectives with the minimum level of risk. The Company proactively develops approaches, in tandem with the trustee, to manage the asset-liability risks it faces although lower returns on pension fund assets.

Insurance coverage

The Company maintains insurance coverage for people, property and assets, including construction and general, auto and product liability, in accordance with treasury policy. Nevertheless there is the risk that claims made under any policy may not be fully satisfied or concluded in a timely manner. There is also the risk that insurance coverage could be insufficient to fully reimburse the Company for all losses arising for any particular incident or that insurance premiums could substantially increase.

Risk Mitigation:

To reduce the risk of adverse financial impact the Company only executes insurance policy agreements with counterparties that have a high-quality, strong credit profile, and ensures competitive pricing through periodic competitive tendering and negotiation. The Company also periodically conducts risk assessments and asset valuation exercises.

Corporate governance and public disclosure

The Company is affected by the corporate governance and disclosure requirements of the Company's own listing on the EURO MTF market and also of its parent, Tata Motors Limited, which is listed on the Bombay Stock Exchange, the National Stock Exchange of India and the New York Stock Exchange (the "NYSE"). Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and SEC regulations, Securities and Exchange Board of India (the "SEBI") regulations, the NYSE listing rules and Indian stock market listing regulations, have increased the compliance complexity for the parent Company and, indirectly, for the Company in recent years, which may lack specificity and are subject to varying interpretations. The Company's efforts to comply with evolving laws, regulations and standards may result in increased general and administrative expenses and there is a risk of non-compliance and the Company may incur significant financial and other penalties.

Risk Mitigation:

The Company is committed to maintaining high standards of corporate governance and public disclosure whilst also working closely with a number of regulatory and governmental bodies in the UK and overseas to ensure current and future compliance.

Ownership structure

The Company is an indirect, wholly-owned subsidiary of Tata Motors Limited through TML Holdings Pte. Ltd. (Singapore) and accordingly is under the ultimate control and influence of its parent.

Risk Mitigation:

Jaguar Land Rover and Tata Motors Limited maintain strong channels of communication and collaborate with each other on a number of mutually beneficial initiatives.

The risks discussed are not exhaustive and the Company may be subject to other risks not specifically outlined in this annual report.

The Strategic report was approved by the Board on 28 July 2015 and signed on its behalf by



Dr Ralf Speth

Director

Jaguar Land Rover Automotive plc

82 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 GOVERNANCE

JAGUAR LAND ROVER AUTOMOTIVE PLC 83 Annual Report 2014–15 Board of Directors 84 Executive Committee members 86 Corporate Governance report 88 Statutory disclosures 92

84 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 BOARD OF DIRECTORS CYRUS MISTRY Director and Chairman Appointed: October 2013 Responsibility/experience: Mr Mistry is the Chairman of Tata Sons. He has been a director of Tata Sons since 2006. Mr Mistry is also Chairman other major Tata companies, including Tata Industries, Tata Steel, Tata Motors, Tata Consultancy Services, Tata Power, Tata Teleservices, Indian Hotels, Tata Global Beverages and Tata Chemicals. He was appointed as a director of Tata Motors with effect from 29 May 2012 and took over as Chairman from Mr Ratan N. Tata on his retirement with effect from 28 December 2012. Mr Mistry was earlier Managing Director of the Shapoorji Pallonji Group. Mr Mistry is a graduate of Civil Engineering from the Imperial College London (1990) and has an MSc in Management from the London Business School (1997). He was recognised with an Alumni Achievement Award by the London Business School. DR RALF D. SPETH Chief Executive Officer Appointed: February 2010 Responsibility/experience: Dr Ralf Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover on 18 February 2010. Prior to this appointment, Dr Speth was Head of Global Operations at the international industrial gases and engineering company, The Linde Group. Dr Speth started his business career at BMW leaving after 20 years to join Ford Motor Company’s Premier Automotive Group (PAG). Dr Speth earned a Doctorate of Engineering and is an Industrial Professor at the University of Warwick. He has also been awarded a Fellowship of the Royal Academy of Engineering.

JAGUAR LAND ROVER AUTOMOTIVE PLC 85 Annual Report 2014–15 NASSER MUKHTAR MUNJEE Director Appointed: February 2012 Responsibility/experience: Mr Munjee was appointed to the Board of Directors of Tata Motors Limited with effect from 27 June 2008 and was appointed to the Board of Directors of Jaguar Land Rover on 2 February 2012. He served for over 20 years at the Housing Development Finance Corporation (HDFC) in India in various positions including as its Executive Director. He is also Chairman of the Aga Khan Rural Support Programme, Muniwar-Abad Charitable Trust and other Aga Khan institutions and was the President of the Bombay Chamber of Commerce and Industry and has also served on numerous Government Task Forces on Housing and Urban Development. He is also Chairman, Board Director and a member of the board of trustees of several multinational companies, trusts and public and private institutions. He holds a Bachelor’s degree and a Master’s degree from the London School of Economics. CHANDRASEKARAN RAMAKRISHNAN Director Appointed: June 2013 Responsibility/experience: Mr Ramakrishnan has been the Chief Financial Officer of Tata Motors Limited since 18 September 2007 and serves as its President. Mr Ramakrishnan is responsible for Finance, Accounts, Taxation, Business Planning, Investor Relations, Treasury, CRM & DMS and IT. He has also served as a Vice President of the Chairman’s Office and he is also on the Board of many Tata Motors Group Companies in India and overseas. Mr Ramakrishnan joined Tata Motors Limited in 1980, where he handled corporate treasury and accounting functions as well as management accounting. He was appointed to the Board of Directors of Jaguar Land Rover in 2013. Mr Ramakrishnan holds a Bachelor’s degree in Commerce and is a qualified Chartered Accountant and Cost Accountant. ANDREW M. ROBB Non-Executive Director Appointed: April 2009 Responsibility/experience: Mr Robb was appointed to the Board of Directors of Jaguar Land Rover in 2009. Prior to joining us, Mr Robb was a director of Pilkington Group plc until 2003, having held the position of Finance Director from 1989 to 2001. He was previously Finance Director of the Peninsular and Oriental Steam Navigation Co from 1983. Mr Robb currently holds a number of other directorships, including as Non-Executive Independent Director of Tata Steel Limited since 2007 and as Chairman of the Board of Tata Steel Europe Limited (formerly Corus Group plc) where he has been an independent director since 2003.

86 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 EXECUTIVE COMMITTEE MEMBERS DR RALF SPETH Chief Executive Officer Appointed: February 2010 Responsibility/experience: Dr Ralf Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover on 18 February 2010. Prior to this appointment, Dr Speth was Head of Global Operations at the international industrial gases and engineering company, The Linde Group. Dr Speth started his business career at BMW leaving after 20 years to join Ford Motor Company’s Premier Automotive Group (PAG). Dr Speth earned a Doctorate of Engineering and is an Industrial Professor at the University of Warwick. He has also been awarded a Fellowship of the Royal Academy of Engineering. KEITH BENJAMIN Global Legal Director Appointed: February 2009 Responsibility/experience: Mr Benjamin serves as the Global Legal Director for Jaguar Land Rover. He is responsible for its legal and compliance functions, including risk assessment, compliance and corporate governance initiatives. Over his 30 year career as a lawyer Mr Benjamin has dealt with legal matters globally. IAN CALLUM, RDI Design Director, Jaguar Appointed: June 2008 Responsibility/experience: Mr Callum is the Design Director for Jaguar. He joined Jaguar in 1999 and is responsible for the new design language created over the past decade. He has over 34 years’ experience in the automotive industry, having previously spent 12 years at Ford, working in a variety of roles and locations, before moving to TWR in Oxford as Chief Designer in 1990. Ian has been acknowledged as one of the world’s foremost design talents and has received five honorary doctorates from universities around the world. JOHN EDWARDS Managing Director, Special Operations Appointed: October 2013 Responsibility/experience: Mr Edwards was appointed to the position of Managing Director, Special Operations division, in October 2013. He is responsible for a team of 750 Jaguar Land Rover specialists, focused on designing and engineering high specification vehicles, luxury bespoke commissions, heritage products and branded goods. Previously he was Global Brand Director, Land Rover. DR WOLFGANG EPPLE Director, Research and Technology Appointed: June 2013 Responsibility/experience: Dr Epple is Research and Technology Director for Jaguar Land Rover. He joined Jaguar Land Rover in June 2012, bringing with him 30 years of experience in automotive product development, production and quality assurance. Most recently, he worked for PROTON, Malaysia’s leading auto manufacturer. Before that, Dr Epple spent approximately 24 years with BMW, where his roles included Director of Quality and Director for the BMW 3 series. He also served as CEO and President of BMW Hybrid Technology Corporation in the United States. ANDREW GOSS Executive Director, Group Sales Operations Appointed: October 2013 Responsibility/experience: Mr Goss was appointed Group Sales Operations Director for Jaguar Land Rover in October 2013. Mr Goss, previously President Jaguar Land Rover North America, joined the Executive Committee and is responsible for global sales and customer service. Mr Goss joined Jaguar Land Rover from Porsche, where he was Chief Executive Officer of Porsche Cars, Great Britain. Previously, Mr Goss was Sales Director for Toyota, after holding positions at Citroën, Nissan and Austin Rover. KENNETH GREGOR Chief Financial Officer Appointed: June 2008 Responsibility/experience: Mr Gregor was appointed Chief Financial Officer of Jaguar Land Rover in 2008, after previously serving as Group Financial Controller. He is responsible for overseeing the financial activities of Jaguar Land Rover including financial reporting, financial planning, accounting and treasury activities including capital funding and pensions. Mr Gregor joined the Company in 1997, having previously worked for HSBC Investment Bank. ADRIAN HALLMARK Group Strategy Director Appointed: November 2013 Responsibility/experience: Mr Hallmark is currently the Group Strategy Director of Jaguar Land Rover. Mr Hallmark joined Jaguar Land Rover as the Jaguar Global Brand Director in 2010 and has since been appointed Group Strategy Director. Mr Hallmark brings more than 29 years’ automotive experience, including 18 years at Board level, with Porsche, Bentley, Volkswagen and most recently SAAB Automobil AB. Mr Hallmark’s career has had specific emphasis on strategy, brand management, financial and general management. IAN HARNETT Executive Director, Human Resources and Global Purchasing Appointed: April 2015 Responsibility/experience: Mr Harnett was appointed as Executive Director of Human Resources and Global Purchasing in April 2015, also winning responsibility for all Jaguar Land Rover Property matters globally. Previously, he has worked for BMW, notably leading the Land Rover purchasing team out of BMW ownership following the acquisition in 2000 and was appointed Purchasing Director in 2009.

JAGUAR LAND ROVER AUTOMOTIVE PLC 87 Annual Report 2014–15 PHIL HODGKINSON Executive Director, Global Business Expansion Appointed: June 2012 Responsibility/experience: Mr Hodgkinson oversees the realisation of Jaguar Land Rover’s international ambition with responsibility for ensuring the effective coordination and delivery of product programmes in countries such as China, Brazil and India. He previously worked for Ford Motor Company. DR BOB JOYCE Executive Director, Product Creation and Delivery Appointed: June 2008 Responsibility/experience: Dr Joyce is Executive Director, Product Creation and Delivery for Jaguar Land Rover. He joined Jaguar Land Rover from Ford, which he joined in 2001. Mr Joyce has over 37 years’ experience in the automotive industry, 27 of which have been with Jaguar Land Rover. He previously worked for Rover and BMW, where he was involved in the highly successful new Mini project. GERD MÄUSER Chief Marketing Officer Appointed: January 2015 Responsibility/experience: Mr Mäuser was appointed Chief Marketing Officer in January 2015 and is responsible for brand positioning, current and future product planning and brand experience strategies. He brings more than 30 years of experience in marketing including global brand management, complete marketing-mix activities and long-term corporate planning for sales and marketing. Previously, he held a number of positions in BMW and served as Director of Corporate Marketing at Porsche AG for 17 years. PROFESSOR GERRY McGOVERN Design Director, Land Rover Appointed: June 2008 Responsibility/experience: Professor McGovern is the Design Director and Chief Creative Officer for Land Rover. He creates some of the world’s most distinctive and desirable vehicles and is recognised as one of the world’s leading automotive designers. He has more than 35 years’ automotive experience, having previously worked at Ford Motor Company, Rover, Peugeot and Chrysler. GRANT MCPHERSON Director of Quality and Automotive Safety Appointed: October 2013 Responsibility/experience: Mr McPherson is responsible for leading improvements in the quality of Jaguar Land Rover’s vehicles. He joined Jaguar Land Rover in May 2011, bringing with him a wealth of manufacturing experience gathered in the UK manufacturing industry, including his role at Honda where he was appointed Quality and New Model Director. FIONA PARGETER Global PR Communications Director Appointed: November 2012 Responsibility/experience: Ms Pargeter leads the Global Public Relations function at Jaguar Land Rover. She has over 20 years of experience, having previously worked at Ford, Volvo and Nissan. NICK ROGERS Executive Director, Group Engineering Appointed: April 2015 Responsibility/experience: Mr Rogers has more than 30 years’ automotive engineering and manufacturing experience and is an industry leader in the delivery of aluminium and luxury technology. He has overseen the development of current vehicle architectures and delivered products including the launch of the globally acclaimed Range Rover and Range Rover Sport in 2012/2013, and was Chief Engineer for the launch of the Land Rover Discovery 3 and original Range Rover Sport in 2004/2005. WOLFGANG STADLER Executive Director, Manufacturing, Jaguar Land Rover Appointed: December 2013 Responsibility/experience: Mr Stadler is currently the Executive Director of Manufacturing, a position to which he was appointed in December 2013. He is responsible for Jaguar Land Rover’s global manufacturing operations. Mr Stadler joined the Company from BMW Group where he most recently held the position of Senior Vice President, BMW Plant Dingolfing. JEREMY VINCENT Chief Information Officer Appointed: August 2008 Responsibility/experience: Mr Vincent is the Chief Information Officer for Jaguar Land Rover, a position to which he was appointed in August 2008. Prior to Jaguar Land Rover, he worked with the Birds Eye Igloo Group as they separated from their former parent group, Unilever. MIKE WRIGHT Executive Director, Jaguar Land Rover Appointed: December 2010 Responsibility/experience: Mr Wright was appointed as Executive Director of Jaguar Land Rover in December 2010. Mr Wright’s focus is on developing corporate strategies to deliver the Company’s growth ambitions. His direct responsibilities include leadership of Product and Business Planning, Global Financial Services, Government Affairs, Corporate and Social Responsibility and Special Operations division. He has been a member of the Jaguar Land Rover Executive Committee since 2002 and has over 35 years’ experience of Jaguar and Land Rover brands through their various ownership periods.

88 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 CORPORATE GOVERNANCE REPORT THE ROLE OF THE BOARD The Board is responsible for the long-term success of the Company, with the overarching aim of safeguarding shareholders’ interest. Principally, the Board achieves this through: – Setting the strategic objectives of the Company and ensuring the necessary resources are in place to meet those aims; – Providing entrepreneurial leadership within an effective risk management framework; – Setting the values and standards of the Company; and – Reviewing management performance. BOARD COMMITTEES Certain Board responsibilities are delegated to our Board Committees which play an important governance role through the work they carry out. All Board Committees are supported by the Company Secretary. Meeting agendas and briefing papers are prepared and circulated to Committee members in advance of each meeting. In order that the Board remains fully updated on their work, the Committee Chairmen report formally on Committee activities at the subsequent Board meeting. The Board has delegated powers to the Committees of the Board through written/stated terms of reference and oversees the functioning operations of the Committees through various circulars and minutes. The Board also undertakes the Company’s subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidance. The Committees may obtain external professional advice at the Company’s expense if deemed necessary. BOARD PRACTICES The Board consists of one executive Director and four Non-Executive Directors of whom two are independent Non-Executive Directors (see pages 84 to 85 for director biographies). The roles of the Chairman and the Chief Executive Officer are distinct and separate, with appropriate powers being delegated to the Chief Executive Officer to perform the day to day activities of the Company. The Board, along with its Committees, provides leadership and guidance to the Company’s management, particularly with respect to corporate governance, business strategies and growth plans, the consideration of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements and the review of the Company’s plans and targets. LEGAL STRUCTURE Jaguar Land Rover Automotive plc, and its subsidiaries, is a wholly-owned subsidiary of Tata Motors Limited held through TML Holdings Pte. Ltd. (Singapore). CODE OF BUSINESS CONDUCT AND ETHICS Directors and employees are required to comply with the Company’s Code of Conduct, which is intended to help them put the Company’s business principles into practice. The code clarifies the basic rules and standards they are expected to follow and the behaviour expected of them. The Code of Conduct Handbook can be found at www.jaguarlandrover.com/gl/en/. Employees, contract staff, third parties with whom the Company has a business relationship with (such as dealers, suppliers and agents), and any member of the public may raise ethical and compliance concerns to the Company’s Global Helpline or via legalcom@jaguarlandrover.com. RELATIONS WITH STAKEHOLDERS The Board maintains a regular dialogue with key stakeholders with the objective of ensuring a mutual understanding of objectives. The quarterly, half-yearly and annual results are announced in advance on the Company’s website. These presentations are broadcast live via a teleconference. Procedures are in place to ensure that discussions in such meetings are always limited to non-material information or information already in the public domain. Results and meeting presentations can be found at www.jaguarlandrover.com. This is in line with the requirement to ensure that all key stakeholders have equal and simultaneous access to information.

JAGUAR LAND ROVER AUTOMOTIVE PLC 89 Annual Report 2014–15

90 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 CORPORATE GOVERNANCE REPORT CONTINUED AUDIT COMMITTEE ANDREW M. ROBB Chairman of the Audit Committee Audit Committee: Members of the Composed of two independent Non-Executive Directors as detailed in the table below: Name Andrew Robb Chairman Nasser Munjee Sue Pearson Company Secretary The Audit Committee plays a key role in monitoring and reviewing those aspects of management and auditor conduct which could significantly impact shareholders and other key stakeholders of the Company. This includes reviewing the integrity of the Company’s financial statements to determine whether the judgements and policies taken by management are appropriate, as well as monitoring the independence and effectiveness of the external auditors. It also includes oversight of the Company’s system of internal control and risk management. Role The primary role of the Audit Committee is to ensure the integrity of the financial reporting and audit processes and the maintenance of sound internal control and risk management systems. The key responsibilities of the Audit Committee during the financial year have been as follows: – To monitor and review the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the Company (which extends to all trade investments and joint venture companies), with particular regard to compliance with the provisions of section 404 of the Sarbanes-Oxley Act and other relevant regulations and to disclosures from the Chief Executive Officer or Chief Financial Officer. The review also considered any potential material weaknesses or significant deficiencies in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process and report financial data and to receive reports from the external and internal auditors with respect to these matters; – To review on a regular basis the adequacy of the internal audit function, including the internal audit charter, the structure of the internal audit department, approval of the audit plan and its execution, staffing and seniority of the official heading the department, reporting structure, budget, coverage and the frequency of internal audits; – To oversee the appointment of the external auditors, to approve their terms of engagement, including fees, the nature and scope of their work; and consider when the external audit should be put out to tender; – To review the significant audit issues with the external auditors and how they have been addressed in the financial statements; – To evaluate the external auditors by reviewing annually the firm’s independence, its internal quality control procedures, any material issues raised by the most recent quality control or peer review of the firm, and the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits carried out by the firm within the last five years; and – To oversee the operation and maintenance of procedures for receiving, processing and recording complaints regarding accounting, internal controls or auditing matters and for the confidential submission by employees of concerns regarding allegedly questionable or illegal practices. The Audit Committee has ensured that these arrangements allow independent investigation of such matters and appropriate follow-up action.

JAGUAR LAND ROVER AUTOMOTIVE PLC 91 Annual Report 2014–15 REMUNERATION EXECUTIVE DISCLOSURE COMMITTEE COMMITTEE COMMITTEE CYRUS MISTRY DR RALF SPETH KENNETH GREGOR Chairman of the Chairman of the Executive Committee Chairman of the Disclosure Committee Remuneration Committee Members of the Members of the Members of the Remuneration Committee: Executive Committee: Disclosure Committee: Composed of two Composed of Chief Executive Officer Composed of Chief Financial Non-Executive Directors and Executive Committee members Officer and director reports and the external auditors Committee activities during Committee activities during Committee activities during Fiscal 2015: Fiscal 2015: Fiscal 2015: During the year the following matters During the year the following matters During the year the following matters were considered: were considered: were considered: – Considered and approved the – Reviewed and approved the – Reviewed and updated the Terms salary proposals for the Executive latest five-year Business Plan for of Reference of the Committee; Director for the financial year ended the Group; 31 March 2015; – Reviewed the audit and control – Considered Group performance findings from the external auditors; – Monitored the level and structure against budget and forecast; of remuneration, benefits and – Reviewed areas of key pensions for the most senior – Reviewed potential investments; management judgement and executives below Board level; – Assessed the risks to the significant transactions in both achievement of the Group strategy; the quarterly and annual financial – Considered and approved all bonus statements; and plans at leadership level 5 and – Considered and debated the – Reviewed new disclosures in both above for the year ended 31 March principle risks and uncertainties the quarterly and annual financial 2015; and which could impact the Group; and statements for appropriateness. – Assessed the satisfaction of the – Considered the Health and performance conditions for the Safety performance throughout Group’s Long-Term Incentive Plan the Group. (“LTIP”). The Executive Committee operates under the direction of the CEO in support of his responsibility for the overall management of the Company’s business and affairs. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

92 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 STATUTORY DISCLOSURES DIRECTORS’ REPORT The directors present their report and the audited consolidated financial statements of the Company for the year ended 31 March 2015. Jaguar Land Rover Automotive plc (“Jaguar Land Rover”) is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of Jaguar Land Rover is Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom. FUTURE DEVELOPMENTS Future developments impacting the Company are disclosed in the Strategic report on pages 66 to 81. Dividends The directors recommend a dividend of Ł150 million (Ł0.10 per ordinary share) which was paid in June 2015 (note, for each of the years ended 31 March 2014 and 2013, Ł150 million was paid in June 2014 and June 2013 respectively). DIRECTORS Biographies of the directors currently serving on the Board are set out on pages 84 and 85. DIRECTORS’ INDEMNITIES The Company has made qualifying third-party indemnity provisions for the benefit of its Directors, which were made during the year end and remain in force at the date of this report. CORPORATE GOVERNANCE STATEMENT The Corporate Governance statement is set out on pages 88 and 91 and is incorporated by reference into this report. CHARITABLE DONATIONS The Company and those that work for it are involved in many charitable activities across the globe. It is the Company’s strong belief that it should play an active role in the communities, both local and worldwide that the Company operates in. Given the number of charities and the need to assess the impact of any donations and potential tax consequences, the Company can only make contributions to a limited number of charitable causes that have been formally approved. As a result, no one is authorised to make any charitable contributions on behalf of the Company without the necessary approval. POLITICAL INVOLVEMENT AND CONTRIBUTIONS The Company respects an employee’s right to use their own time and resources to participate as individual citizens in political and governmental activities of their choice. The Company itself operates under legal limitations on its ability to engage in political activities, and even where there are no legal restrictions, the Company does not typically make contributions to political candidates or political parties or permit campaigning on its property by political candidates (including those who work for Jaguar Land Rover) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements. EMPLOYEE INFORMATION The average number of employees within the Group is disclosed in note 5 to the consolidated financial statements on page 110. Apart from ensuring that an individual has the ability to carry out a particular role, the Company does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Company. The Company also ensure that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability. RESEARCH AND DEVELOPMENT The Company is committed to an ongoing programme of expenditure on research and development activities as disclosed in note 9 on page 112 to the consolidated financial statements. GOING CONCERN The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic report. The financial position of the Company is described on pages 97 to 100. In addition, note 33 to the consolidated financial statements includes the Company’s objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk. Details of the Company’s financial instruments and hedging activities are also provided in note 33 to the consolidated financial statements. The Board has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements set out on pages 96 to 155 have been prepared on the going concern basis. FINANCIAL INSTRUMENTS The disclosures required in relation to the use of financial instruments by the Company together with details of the Company’s treasury policy and management are set out in note 33 to the consolidated financial statements. AUDITORS Deloitte LLP have indicated their willingness to continue as auditors and their re-appointment has been approved by the Audit Committee. EVENTS AFTER THE BALANCE SHEET DATE Full details of significant events since the balance sheet date are disclosed in note 38 to the consolidated financial statements. STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE DIRECTORS’ REPORT AND THE FINANCIAL STATEMENTS The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

JAGUAR LAND ROVER AUTOMOTIVE PLC 93 Annual Report 2014–15 Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors: • Properly select and apply accounting policies; • Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; • Provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and • Make an assessment of the Company’s ability to continue as a going concern. The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. STATEMENT OF DISCLOSURE OF INFORMATION TO AUDITORS In the case of each of the persons who are directors at the time when the report is approved under section 418 of the Companies Act, 2006 the following applies: so far as the directors are aware, there is no relevant audit information of which the Group’s auditors are unaware; and the directors have taken necessary actions in order to make themselves aware of any relevant audit information and to establish that the Group’s auditors are aware of that information. ACKNOWLEDGEMENT The directors wish to convey their appreciation to all employees for their continued commitment, effort and contribution in supporting the delivery of the Group’s record performance. The directors would also like to extend thanks to all other key stakeholders for the continued support of the Company and their confidence in its management. DIRECTORS’ RESPONSIBILITY STATEMENT The directors confirm to the best of our knowledge the financial statements, prepared in accordance with International Financial Reporting Standards as approved by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. By order of the Board, Dr Ralf Speth, Director Jaguar Land Rover Automotive plc 28 July 2015

94 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 FINANCIAL STATEMENTS

JAGUAR LAND ROVER AUTOMOTIVE PLC 95 Annual Report 2014–15 Independent Auditor’s report 96 Consolidated financial statements 97 Notes to the consolidated 101 financial statements Parent Company financial statements 144 Notes to the parent Company financial statements 147

96 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC We have audited the financial statements of Jaguar Land Rover Automotive plc for the year ended 31 March 2015 which comprise of the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Equity and the related notes 1 to 53. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the parent Company financial statements, as applied in accordance with the provisions of the Companies Act 2006. This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed. RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors. SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report. OPINION ON FINANCIAL STATEMENTS In our opinion: • The financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 March 2015 and of the Group’s profit for the year then ended; • The Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union; • The parent Company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and • The financial statements have been prepared in accordance with the requirements of the Companies Act 2006. SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB As explained in note 2 to the Group financial statements, the Group in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB). In our opinion the Group financial statements comply with IFRSs as issued by the IASB. OPINION ON OTHER MATTER PRESCRIBED BY THE COMPANIES ACT 2006 In our opinion the information given in the Strategic report and the Governance report for the financial year for which the financial statements are prepared is consistent with the financial statements. MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion: • Adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or • The parent Company financial statements are not in agreement with the accounting records and returns; or • Certain disclosures of directors’ remuneration specified by law are not made; or • We have not received all the information and explanations we require for our audit. Richard Knights Senior statutory auditor for and on behalf of Deloitte LLP Chartered Accountants and Statutory Auditor Birmingham, UK 28 July 2015

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 97

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 MARCH

	Note	2015 £m	2014 £m	2013 £m
Revenue	3	**21,866**	**19,386**	**15,784**
Material and other cost of sales	4	(13,185)	(11,904)	(9,904)
Employee cost	5	(1,977)	(1,654)	(1,334)
Other expenses	8	(4,109)	(3,717)	(3,075)
Development costs capitalised	9	1,158	1,030	860
Other income		143	153	70
Depreciation and amortisation		(1,051)	(875)	(622)
Foreign exchange (loss)/gain		(138)	236	(109)
Finance income	10	48	38	34
Finance expense (net)	10	(135)	(185)	(18)
Share of loss from equity accounted investees	13	(6)	(7)	(12)
Profit before tax	11	**2,614**	**2,501**	**1,674**
Income tax expense	12	(576)	(622)	(460)
Profit for the year		**2,038**	**1,879**	**1,214**

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 MARCH

	Note	2015 £m	2014 £m	2013 £m
Profit for the year		**2,038**	**1,879**	**1,214**
Items that will not be reclassified subsequently to profit or loss:				
Remeasurement of defined benefit obligation	30	(355)	(135)	(346)
Income tax related to items that will not be reclassified	12, 18	71	(4)	73
		(284)	**(139)**	**(273)**
Items that may be reclassified subsequently to profit or loss:				
(Loss)/gain on effective cash flow hedges	28	(1,768)	1,041	(288)
Cash flow hedges reclassified to foreign exchange (gain)/loss in profit or loss	28	(44)	(112)	59
Currency translation differences	28	21	–	–
Income tax related to items that may be reclassified	12, 18	363	(194)	53
		(1,428)	**735**	**(176)**
Other comprehensive (expense)/income net of tax		**(1,712)**	**596**	**(449)**
Total comprehensive income attributable to shareholders		**326**	**2,475**	**765**

Introduction
Overview
Strategic report
Governance
Financial statements

98 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2015 2014 2013 Note Łm Łm Łm Non-current assets Equity accounted investees 13 280 145 60 Other financial assets 14 49 473 195 Property, plant and equipment 15 4,474 3,184 2,335 Intangible assets 16 4,952 4,240 3,522 Other non-current assets 17 26 33 8 Deferred tax assets 18 372 284 508 Total non-current assets 10,153 8,359 6,628 Current assets Cash and cash equivalents 19 3,208 2,260 2,072 Short-term deposits 1,055 1,199 775 Trade receivables 1,112 831 927 Other financial assets 14 214 392 176 Inventories 21 2,416 2,174 1,795 Other current assets 17 396 355 434 Current tax assets 9 19 30 Total current assets 8,410 7,230 6,209 Total assets 18,563 15,589 12,837 Current liabilities Accounts payable 22 5,450 4,787 4,227 Short-term borrowings 23 156 167 328 Other financial liabilities 24 923 277 433 Provisions 25 485 395 335 Other current liabilities 26 374 395 482 Current tax liabilities 69 113 192 Total current liabilities 7,457 6,134 5,997 Non-current liabilities Long-term borrowings 23 2,381 1,843 1,839 Other financial liabilities 24 842 69 227 Provisions 25 639 582 468 Retirement benefit obligation 30 887 674 657 Other non-current liabilities 26 118 77 24 Deferred tax liabilities 18 199 346 86 Total non-current liabilities 5,066 3,591 3,301 Total liabilities 12,523 9,725 9,298 Equity attributable to shareholders Ordinary shares 27 1,501 1,501 1,501 Capital redemption reserve 27 167 167 167 Reserves 28 4,372 4,196 1,871 Equity attributable to shareholders 6,040 5,864 3,539 Total liabilities and equity 18,563 15,589 12,837 These consolidated financial statements were approved by the Board of Directors and authorised for issue on 28 July 2015. They were signed on its behalf by: Dr Ralf Speth Chief Executive Officer Company registered number: 06477691

JAGUAR LAND ROVER AUTOMOTIVE PLC 99 Annual Report 2014–15 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Capital Ordinary redemption Other Total share capital reserve reserves equity Łm Łm Łm Łm Balance at 1 April 2014 1,501 167 4,196 5,864 Profit for the year – – 2,038 2,038 Other comprehensive expense for the year – – (1,712) (1,712) Total comprehensive income – – 326 326 Dividend paid – – (150) (150) Balance at 31 March 2015 1,501 167 4,372 6,040 Balance at 1 April 2013 1,501 167 1,871 3,539 Profit for the year – – 1,879 1,879 Other comprehensive income for the year – – 596 596 Total comprehensive income – – 2,475 2,475 Dividend paid – – (150) (150) Balance at 31 March 2014 1,501 167 4,196 5,864 Balance at 1 April 2012 1,501 167 1,256 2,924 Profit for the year – – 1,214 1,214 Other comprehensive expense for the year – – (449) (449) Total comprehensive income – – 765 765 Dividend paid – – (150) (150) Balance at 31 March 2013 1,501 167 1,871 3,539

100 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2015 2014 2013 Łm Łm Łm Cash flows from operating activities Profit for the year 2,038 1,879 1,214 Adjustments for: Depreciation and amortisation 1,051 875 622 Loss on sale of assets 7 4 2 Foreign exchange loss/(gain) on loans 178 (87) 37 Income tax expense 576 622 460 Loss/(gain) on embedded derivative – 47 (47) Finance expense (net) 135 138 18 Finance income (48) (38) (34) Foreign exchange loss/(gain) on derivatives 166 (57) 11 Foreign exchange (gain)/loss on short-term deposits (51) 41 – Share of loss from equity accounted investees 6 7 12 Other non-cash adjustments 5 – – Cash flows from operating activities before changes in assets and liabilities 4,063 3,431 2,295 Trade receivables (281) 96 (265) Finance receivables – – 1 Other financial assets – 10 (243) Other current assets 26 121 23 Inventories (242) (379) (284) Other non-current assets (15) (24) 1 Accounts payable 418 534 797 Other current liabilities (21) (86) (77) Other financial liabilities 39 4 245 Other non-current liabilities and retirement benefit obligation (102) (63) 15 Provisions 131 180 169 Cash generated from operations 4,016 3,824 2,677 Income tax paid (389) (402) (248) Net cash generated from operating activities 3,627 3,422 2,429 Cash flows used in investing activities Investment in equity accounted investees (124) (92) (71) Movements in other restricted deposits 7 133 54 Investment in short-term deposits (2,807) (2,729) (1,400) Redemption of short-term deposits 3,002 2,265 625 Movements in short-term deposits 195 (464) (775) Purchases of property, plant and equipment (1,564) (1,201) (891) Proceeds from sale of property, plant and equipment 3 4 3 Cash paid for intangible assets (1,206) (1,155) (958) Finance income received 48 39 29 Net cash used in investing activities (2,641) (2,736) (2,609) Cash flows from/(used in) financing activities Finance expenses and fees paid (230) (269) (179) Proceeds from issuance of short-term borrowings – 1 88 Repayment of short-term borrowings (31) (158) (250) Proceeds from issuance of long-term borrowings 1,032 829 317 Repayment of long-term borrowings (653) (746) – Payments of lease obligations (6) (5) (4) Dividends paid (150) (150) (150) Net cash used in financing activities (38) (498) (178) Net change in cash and cash equivalents 948 188 (358) Cash and cash equivalents at beginning of year 2,260 2,072 2,430 Cash and cash equivalents at end of year 3,208 2,260 2,072

JAGUAR LAND ROVER AUTOMOTIVE PLC 101 Annual Report 2014–15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 1 BACKGROUND AND OPERATIONS Jaguar Land Rover Automotive PLC (“the Company”) and its subsidiaries, (collectively referred to as “the Group” or “JLR”), designs, manufactures and sells a wide range of automotive vehicles. The Company is a public limited company incorporated and domiciled in the UK. The address of its registered office is Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom. The Company is a subsidiary of Tata Motors Limited, India (“TATA Motors”) and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high-performance luxury saloons, specialist sports cars and four-wheel-drive off-road vehicles. These consolidated financial statements have been prepared in Pound Sterling (“GBP”) and rounded to the nearest million GBP (Ł million) unless otherwise stated. Results for the year ended and as at 31 March 2013 have been disclosed solely for the information of the users. 2 ACCOUNTING POLICIES Statement of compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) and IFRS Interpretation Committee (“IFRS IC”) interpretations as adopted by the European Union (“EU”) and the requirements of the United Kingdom Companies Act 2006 applicable to companies reporting under IFRS. In addition these consolidated financial statements also comply with IFRS as adopted by the International Accounting Standards Board (“IASB”) as no differences exist between IFRS as adopted by the EU applied by the Group and IFRS issued by the IASB. The Company has taken advantage of s.408 of the Companies Act 2006 and therefore the separate financial statements of the Company do not include the income statement or the statement of comprehensive income of the Company on a stand-alone basis. Basis of preparation The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets. The principal accounting policies adopted are set out below. Going concern The directors have considered the financial position of the Group at 31 March 2015 (net assets of Ł6,040 million (2014: Ł5,864 million, 2013: Ł3,539 million)) and the projected cash flows and financial performance of the Group for at least 12 months from the date of approval of these financial statements as well as planned cost and cash improvement actions, and believe that the plan for sustained profitability remains on course. The directors have taken actions to ensure that appropriate long-term cash resources are in place at the date of signing the accounts to fund Group operations. The directors have reviewed the financial covenants linked to the borrowings in place and believe these will not be breached at any point and that all debt repayments will be met. Therefore the directors consider, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, that the Group has adequate resources to continue in operation as a going concern for the foreseeable future and is able to meet its financial covenants linked to the borrowings in place. Accordingly the directors continue to adopt the going concern basis in preparing these consolidated financial statements. Basis of consolidation Subsidiaries The consolidated financial statements include Jaguar Land Rover Automotive plc and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, is exposed or has rights to variable return from its involvement with the investee and has the ability to use its power to affect its returns. In assessing control, potential voting rights that currently are exercisable are taken into account. All subsidiaries of the Group given in note 39 are included in the consolidated financial statements. Inter-company transactions and balances including unrealised profits are eliminated in full on consolidation. Associates and joint ventures (equity accounted investees) Associates are those entities in which the Group has significant influence, but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee and is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for decisions about the relevant activities of the entity, being those activities that significantly affect the entity’s returns.

102 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) Associates and joint ventures are accounted for using the equity method and are recognised initially at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses, other comprehensive income and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. When the Group transacts with an associate or joint venture of the Group, profits and losses are eliminated to the extent of the Group’s interest in its associate or joint venture. Use of estimates and judgements The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are as follows: (i) Note 15 – Property, plant and equipment – the Group applies judgement in determining the estimate useful life of assets. (ii) Note 16 – Intangible assets – management applies significant judgement in establishing the applicable criteria for capitalisation of appropriate product development costs and impairment of indefinite life intangible assets. The key judgements in the impairment assessment include the determination of Cash Generating Units, value of cash flows and appropriateness of discount rates. (iii) Note 18 – Deferred tax – management applies judgement in establishing the timing of the recognition of deferred tax assets relating to historic losses and assessing its recoverability and estimating taxes ultimately payable on remittance of overseas earnings. (iv) Note 25 – Provision for product warranty – it is necessary for the Group to assess the provision for anticipated lifetime warranty and campaign costs. The valuation of warranty and campaign provisions requires a significant amount of judgement and the requirement to form appropriate assumptions around expected future costs. (v) Note 30 – Retirement benefit obligation – it is necessary for actuarial assumptions to be made, including discount and mortality rates and the long-term rate of return upon scheme assets. The Group engages a qualified actuary to assist with determining the assumptions to be made when evaluating these liabilities. (vi) Note 33 – Financial instruments – the Group enters into complex financial instruments and therefore appropriate accounting for these requires judgement around the valuations. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to the amortised cost of the senior notes. Revenue recognition Revenue comprises the amounts invoiced to customers outside the Group and is measured at fair value of the consideration received or receivable, net of discounts, sales incentives, customer bonuses and rebates granted, which can be identified at the point of sale. Revenue is presented net of excise duty where applicable and other indirect taxes. Revenue is recognised when the risks and rewards of ownership have been transferred to the customer and the amount of revenue can be reliable measured with it being probable that future economic benefits will flow to the Group. The transfer of the significant risks and rewards are defined in the underlying agreements with the customer. No sale is recognised where, following disposal of significant risks and rewards, the Group retains a significant financial interest. The Group’s interest in these items is retained in inventory, with a creditor being recognised for the contracted buy-back price. Income under such agreements, measured as the difference between the initial sale price and the buyback price, is recognised on a straight-line basis over the term of the agreement. The corresponding costs are recognised over the term of the agreement based on the difference between the item’s cost, including estimated costs of resale, and the expected net realisable value. If a sale includes an agreement for subsequent servicing or maintenance, the fair value of that service is deferred and recognised as income over the relevant service period in proportion with the expected cost pattern of the agreement. Cost recognition Costs and expenses are recognised when incurred and are classified according to their nature. Expenditures are capitalised where appropriate in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group.

JAGUAR LAND ROVER AUTOMOTIVE PLC 103 Annual Report 2014–15 Government grants and incentives Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Government grants are recognised in the consolidated income statement on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate. Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure and Government grants which are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period the grant is received. Sales tax incentives received from governments are recognised in the income statement at the reduced tax rate and revenue is reported net of these sales tax incentives. Foreign currency The Company has a functional currency of GBP. The presentation currency of the consolidated financial statements is GBP. The functional currency of the UK and non-UK selling operations is GBP being the primary economic environment that influences these operations. This is on the basis that management control is in the UK and that GBP is the currency that primarily determines sales prices and is the main currency for the retention of operating income. The functional currency of the Chery Jaguar Land Rover Automotive Company Ltd., the Group’s principal joint venture, is Chinese Yuan (“CNY”). Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement as Foreign exchange gain/(loss). Income taxes Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity, whereby tax is also recognised outside of profit or loss), or where related to the initial accounting for a business combination. In the case of a business combination the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Property, plant and equipment Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis. Annual impairment reviews for land and heritage assets are performed and any impairment in the carrying value is recognised immediately in the income statement. Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use. Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

104 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows: Class of property, plant and equipment Estimated useful life (years) Buildings 20 to 40 Plant and equipment 3 to 30 Computers 3 to 6 Vehicles 3 to 10 Furniture and fixtures 3 to 20 Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Depreciation is not recorded on assets under construction until construction and installation is complete and the asset is ready for its intended use. Assets under construction include capital prepayments. Intangible assets Acquired intangible assets Intangible assets purchased, including those acquired in business combinations, are measured at acquisition cost which is the fair value on the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis. For intangible assets with definite lives, amortisation is provided on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortisation periods below: Class of intangible asset Estimated amortisation period (years) Patents and technological know-how 2 to 12 Customer-related – dealer network 20 Software 2 to 8 Intellectual property rights and other intangibles Indefinite life The amortisation for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Capital-work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles consist of brand names, which are considered to have indefinite lives due to the longevity of the brands. Internally generated intangible assets Research costs are charged to the consolidated income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that the asset will generate probable future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset. Product development cost is amortised over a period of between two and 10 years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss. Impairment Property, plant and equipment and other intangible assets At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets may be impaired. If any such impairment indicator exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

JAGUAR LAND ROVER AUTOMOTIVE PLC 105 Annual Report 2014–15 Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired. The estimated recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement. Equity accounted investees: joint ventures and associates The requirements of IAS 39 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. Cash and cash equivalents Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. Inventories Inventories are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses. Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work in progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement. Provisions A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a risk-free rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are held for product warranties, legal and product liabilities, residual risks and environmental risks as detailed in note 25 to the consolidated financial statements. Product warranty The Group offers warranty cover in respect of manufacturing defects, which become apparent within one to five years after purchase, dependent on the market in which the purchase occurred. The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years. Long-Term Incentive Plan (LTIP) The Group operates an LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These are accounted for as cash settled arrangements, whereby a liability is recognised at fair value at the date of grant, using a Black Scholes model. At each balance sheet date until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognised in the income statement. Leases At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the terms and substance of the lease arrangement.

106 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) Assets taken on finance lease A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Assets taken on operating lease Leases other than finance leases are operating leases, and the leased assets are not recognised on the Group’s balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease in Other expenses. Employee bene?ts Pension plans The Group operates several defined benefit pension plans, which are contracted out of the second state pension scheme. The assets of the plans are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service year as set out in the rules of each plan. Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised. The UK defined benefit schemes were closed to new joiners in April 2010. A separate defined contribution plan is available to new employees of Jaguar Land Rover. Costs in respect of this plan are charged to the income statement as incurred. For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) are recognised immediately in the balance sheet with a charge or credit to the statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled. Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability. Defined benefit costs are split into three categories: • Current service cost, past-service cost and gains and losses on curtailments and settlements; • Net interest cost; and • Remeasurement. The Group presents these defined benefit costs within Employee costs in the consolidated income statement (see note 5). Post-retirement Medicare scheme Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. The applicable subsidiaries account for the liability for the post-retirement medical scheme based on an annual actuarial valuation. Actuarial gains and losses Actuarial gains and losses relating to retirement benefit plans are recognised in other comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise. Measurement date The measurement date of all retirement plans is 31 March.

JAGUAR LAND ROVER AUTOMOTIVE PLC 107 Annual Report 2014–15 Financial instruments Classification, initial recognition and measurement A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss (which can either be held for trading or designated as fair value options), held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. No financial instruments have been designated as fair value through profit or loss using the fair value option or have been classified as held to maturity. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified. Financial assets and financial liabilities at fair value through profit or loss – held for trading: Derivatives, including embedded derivatives separated from the host contract, are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement with the exception of those derivatives which are designated as cash flow hedging instruments and for which hedge accounting is applied. Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses. These include cash and cash equivalents, trade receivables, finance receivables and other financial assets. Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein are recognised in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in profit or loss. The Group does not hold any available-for-sale financial assets. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost. Equity instruments An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs. Other financial liabilities These are measured at amortised cost using the effective interest method. Determination of fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models. Derecognition of financial assets and financial liabilities The Group de-recognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Financial liabilities are de-recognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is de-recognised, the cumulative gain or loss in equity is transferred to the consolidated income statement.

108 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 2 ACCOUNTING POLICIES (CONTINUED) Impairment of financial assets The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, other than those at fair value through profit or loss, or a group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Loans and receivables: Objective evidence of impairment includes default in payments with respect to amounts receivable from customers. Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the consolidated income statement. If the amount of an impairment loss decreases in a subsequent year, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the consolidated income statement. Equity investments: A significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss is removed from equity and recognised in profit and loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. Hedge accounting The Group uses foreign currency forward contracts and options to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these forward contracts and options in a cash flow hedging relationships by applying the hedge accounting principles. These forward contracts and options are stated at fair value on the consolidated balance sheet at each reporting date. Changes in the fair value of these forward contracts and options that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in other comprehensive income are reclassified to the consolidated income statement in the periods in which the forecasted transactions affect profit or loss. For options, the time value is not a designated component of the hedge, and therefore all changes in fair value related to the time value of the instrument are recognised immediately in the consolidated income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is immediately transferred to the consolidated income statement. New accounting pronouncements In the current year, the Group adopted/early adopted the following standards, revisions and amendments to standards and interpretations: Amendments were made to IAS 27 Separate Financial Statements, IFRS 10 Consolidated Financial Statements and IFRS 12 Disclosure of Interests in Other Entities in October 2012 to provide “investment entities” an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss in accordance with IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement. The amendment did not have a significant impact on the Group financial statements. IAS 32 Financial Instruments: Presentation was amended in December 2011 to clarify certain aspects because of diversity in the application of the requirements of offsetting. The amendments focused on four main areas: the meaning of “currently has a legally enforceable right of set-off”; the application of simultaneous realisation and settlement; the offsetting of collateral amounts; and the unit of account for applying the offsetting requirements. The amendment did not have a significant impact on the Group financial statements. IAS 39 Financial instruments: Recognition and measurement was amended in June 2013 and considers legislative changes to “over-the counter” derivatives and the establishment of central counterparties. Under IAS 39, novation of derivatives to central counterparties would result in the discontinuance of hedge accounting. The amendment provides relief from discontinued hedge accounting when novation of a hedging instrument meets specific criteria. The Group has applied the amendment and there has been no significant impact on the Group financial statements.

JAGUAR LAND ROVER AUTOMOTIVE PLC 109 Annual Report 2014–15 IFRIC 21 Levies was issued in May 2013 to provide guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Group is not currently subjected to material levies. In addition, as part of the IASB’s Annual Improvements, a number of minor amendments have been made to standards in the 2010-2012 and 2011-2013 cycle. These amendments are effective for annual periods commencing on or after 1 July 2014, with early application permitted. These amendments did not have a significant impact on the Group financial statements. The following pronouncements, issued by the IASB and endorsed by the EU, are not yet effective and have not yet been adopted by the Group. The Group is evaluating the impact of these pronouncements on the consolidated financial statements: IAS 19 Employee Benefits was amended in November 2013 to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after 1 July 2014, with early adoption permitted. The following pronouncements, issued by the IASB, have not yet been endorsed by the EU, are not yet effective and have not yet been adopted by the Group. The Group is evaluating the impact of these pronouncements on the consolidated financial statements: IAS 16 Property, Plant and Equipment has been amended to prohibit entities from using a revenue based depreciation method for items of property, plant and equipment. IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortising intangible assets. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. IFRS 11 Joint Arrangements addresses how a joint operator should account for the interest in a joint operation in which the activity of the joint operation constitutes a business. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit losses model that replaces the incurred loss model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and the hedging instrument and for the “hedged ratio” to be the same as the one management actually use for the risk management process. Contemporaneous document is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted subject to EU endorsement. IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted subject to EU endorsement. The Group is assessing the impact of IFRS 15. In addition, as part of the IASB’s Annual Improvements, a number of minor amendments have been made to standards in the 2012–2014 cycles. These amendments are effective for annual periods beginning on or after 1 July 2014, with early application permitted.

110 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED 3 REVENUE 2015 2014 2013 Year ended 31 March Łm Łm Łm Sale of goods 21,866 19,386 15,784 Total revenues 21,866 19,386 15,784 4 MATERIAL AND OTHER COST OF SALES 2015 2014 2013 Year ended 31 March Łm Łm Łm Changes in inventories of finished goods and work in progress (236) (356) (309) Purchase of products for sale 864 715 549 Raw materials and consumables 12,557 11,545 9,664 Total material and other cost of sales 13,185 11,904 9,904 5 EMPLOYEE NUMBERS AND COSTS 2015 2014 2013 Year ended 31 March Łm Łm Łm Wages and salaries 1,500 1,230 1,020 Social security costs and benefits 240 192 152 Pension costs 237 232 162 Total employee costs 1,977 1,654 1,334 Average employee numbers year ended 31 March 2015 Non-agency Agency Total Manufacturing 14,504 3,688 18,192 Research and development 5,185 2,716 7,901 Other 5,213 821 6,034 Total employee numbers 24,902 7,225 32,127 Average employee numbers year ended 31 March 2014 Non-agency Agency Total Manufacturing 13,890 1,670 15,560 Research and development 4,307 1,916 6,223 Other 4,914 1,256 6,170 Total employee numbers 23,111 4,842 27,953 Average employee numbers year ended 31 March 2013 Non-agency Agency Total Manufacturing 9,801 4,310 14,111 Research and development 3,940 1,665 5,605 Other 4,091 1,106 5,197 Total employee numbers 17,832 7,081 24,913

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014-15 111

6 DIRECTORS' EMOLUMENTS

Year ended 31 March	2015 £	2014 £	2013 £
Directors' emoluments	4,401,059	3,059,210	2,097,405

The aggregate of emoluments and amounts receivable under the Long-Term Incentive Plan (LTIP) of the highest paid director was £2,824,297 (2014: £2,433,578, 2013: £1,905,298). In addition, for the highest paid director, pension benefits of £1,475,732 (2014: £524,000, 2013: £836,000) have accrued in the year. During the year, the highest paid director did not receive any LTIP awards.

No directors received any LTIP cash payments during the years ended 31 March 2013, 2014 and 2015.

7 LONG-TERM INCENTIVE PLAN (LTIP)

The Group operates a LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the achievement of internal profitability targets over the three-year vesting period and continued employment at the end of the vesting period. The cash payment has no exercise price and therefore the weighted average exercise price in all cases is £nil.

Year ended 31 March	2015	2014	2013
Outstanding at the beginning of the year	5,353,559	4,217,801	2,934,435
Granted during the year	2,315,618	1,956,741	1,935,130
Vested in the year	(1,654,917)	(778,599)	(491,029)
Forfeited in the year	(377,018)	(42,384)	(160,735)
Outstanding at the end of the year	**5,637,242**	**5,353,559**	**4,217,801**

The weighted average share price of the 1,654,917 phantom stock awards vesting in the year was £5.89 (2014: £4.45, 2013: £4.18).

The weighted average remaining contractual life of the outstanding awards is 1.3 years (2014: 1.3 years, 2013: 1.5 years).

The amount charged in the year in relation to the Long-Term Incentive Plan was £16 million (2014: £11 million, 2013: £5 million).

The fair value of the balance sheet liability in respect of phantom stock awards outstanding at the year end was £23 million (2014: £17 million, 2013: £10 million).

The fair value of the awards was calculated using a Black Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash settled under IFRS 2 Share-based Payment. The inputs into the model are based on the Tata Motors Limited historic data and the risk-free rate is calculated on government bond rates. The inputs used are:

As at 31 March	2015	2014	2013
Risk-free rate (%)	0.49	0.91	0.26
Dividend yield (%)	0.39	0.49	1.57
Weighted average fair value per phantom share	£6.14	£4.95	£3.74

8 OTHER EXPENSES

Year ended 31 March	2015 £m	2014 £m	2013 £m
Stores, spare parts and tools	123	114	81
Freight cost	673	610	437
Works, operations and other costs	1,808	1,538	1,303
Repairs	37	17	11
Power and fuel	57	62	57
Rent, rates and other taxes	57	41	33
Insurance	20	19	16
Warranty	543	541	462
Publicity	791	775	675
Total other expenses	**4,109**	**3,717**	**3,075**

Introduction Overview Strategic report Governance Financial statements

112 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

9 RESEARCH AND DEVELOPMENT

Year ended 31 March	2015 £m	2014 £m	2013 £m
Total research and development costs incurred	1,411	1,266	1,058
Research and development expensed	(253)	(236)	(198)
Development costs capitalised	**1,158**	**1,030**	**860**
Interest capitalised	114	102	110
Research and development expenditure credit	(69)	(45)	–
Total internally developed intangible additions	**1,203**	**1,087**	**970**

During the year ended 31 March 2014 legislation was enacted to allow UK companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since 1 April 2013, instead of the previous super-deduction rules. In the year ended 31 March 2015, as a result of this election, £66 million (2014: £45 million) of the RDEC, the proportion relating to capitalised product development expenditure, has been offset against the cost of the respective assets. The remaining £30 million (2014: £18 million) of the RDEC has been recognised as other income.

10 FINANCE INCOME AND EXPENSE

Year ended 31 March	2015 £m	2014 £m	2013 £m
Finance income	48	38	34
Total finance income	**48**	**38**	**34**
Total interest expense on financial liabilities measured at amortised cost	(234)	(257)	(176)
Unwind of discount on provisions	(17)	6	1
Interest capitalised	116	113	110
Total interest expense	**(135)**	**(138)**	**(65)**
Embedded derivative value	–	(47)	47
Total finance expense (net)	**(135)**	**(185)**	**(18)**

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 5.8 percent (2014: 7.2 percent, 2013: 8.0 percent).

During the year ended 31 March 2015, the Group tendered two tranches of debt (see note 23) and as a result a redemption premium of £77 million was incurred.

During the year ended 31 March 2014, the Group repaid two tranches of debt (see note 23) and as a result a redemption premium of £56 million was incurred and the fair value of the embedded derivatives was expensed in full.

11 PROFIT BEFORE TAX

Expense/(income) included in profit before tax for the year are the following:

Year ended 31 March	2015 £m	2014 £m	2013 £m
Foreign exchange loss/(gain) on loans	178	(87)	37
Foreign exchange loss/(gain) on derivatives	166	(57)	11
Unrealised loss/(gain) on commodities	30	7	(1)
Depreciation of property, plant and equipment	461	386	274
Amortisation of intangible assets (excluding internally generated development costs)	64	44	52
Amortisation of internally generated development costs	526	445	296
Operating lease rentals in respect of plant, property and equipment	48	42	26
Loss on disposal of property, plant, equipment and software	7	4	2
Auditor remuneration (see below)	4	4	3

During the year ended 31 March 2015, £132 million (2014: £91 million) was received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial offset to the higher sales taxes payable following implementation of new legislation in the year ended 31 March 2014. £132 million (2014: £88 million) has been recognised in revenue and £nil (2014: £3 million) has been deferred to offset against capital expenditure, when incurred.

JAGUAR LAND ROVER AUTOMOTIVE PLC 113 Annual Report 2014–15 The following table sets out the auditor remuneration for the year (rounded to the nearest Ł0.1 million): 2015 2014 2013 Year ended 31 March Łm Łm Łm Fees payable to the Company’s auditor for the audit of the Company’s annual accounts 0.1 0.1 0.1 Fees payable to the Company’s auditor and their associates for other services to the Group – audit of the Company’s subsidiaries 3.3 2.9 2.7 Total audit fees 3.4 3.0 2.8 Audit related assurance services 0.3 0.3 0.2 Other assurance services 0.7 0.5 0.3 Total non-audit fees 1.0 0.8 0.5 Total audit and related fees 4.4 3.8 3.3 Fees payable to Deloitte LLP and their associates for non-audit services to the Group are not required to be disclosed separately as these fees are disclosed on a consolidated basis. 12 TAXATION Recognised in the income statement 2015 2014 2013 Year ended 31 March Łm Łm Łm Current tax expense Current year 350 348 306 Adjustments for prior years 15 9 (20) Current tax expense 365 357 286 Deferred tax expense/(credit) Origination and reversal of temporary differences 294 330 138 Adjustments for prior years (83) (11) 28 Rate change – (54) 8 Deferred tax expense 211 265 174 Total income tax expense 576 622 460 Prior year adjustments relate to differences between prior year estimates of tax position and current revised estimates or submission of tax computations. Recognised in the statement of comprehensive income 2015 2014 2013 Year ended 31 March Łm Łm Łm Deferred tax credit on actuarial gains on retirement benefits (71) (31) (80) Deferred tax (credit)/expense on change in fair value of cash flow hedges (363) 214 (53) Deferred tax expense on rate change – 15 7 (434) 198 (126) Total tax expense 142 820 334

114 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12 TAXATION (CONTINUED)

Reconciliation of effective tax rate

Year ended 31 March	2015 £m	2014 £m	2013 £m
Profit for the year	2,038	1,879	1,214
Total income tax expense	576	622	460
Profit before tax	**2,614**	**2,501**	**1,674**
Income tax expense using the tax rates applicable to individual entities of 22.7% (2014: 23.6%, 2013: 24.2%)	593	590	405
Enhanced deductions for research and development	–	–	(33)
Non-deductible expenses	28	15	11
Differences between current and deferred tax rates applicable	(18)	–	–
Changes in tax rate	–	(54)	8
Overseas unremitted earnings	40	71	57
Share of loss from joint ventures	1	2	3
(Over)/under provided in prior years	(68)	(2)	9
Total income tax expense	**576**	**622**	**460**

Included within the line (Over)/under provided in prior years for March 2015 is a reversal of £62 million relating to withholding tax released as a result of changes in tax rates and laws expected to apply to the future repatriation of inter-company dividends.

The UK Finance Act 2013 was enacted during the year ended 31 March 2014 which included provisions for a reduction in the UK corporation tax rate from 23 percent to 21 percent with effect from 1 April 2014 and to 20 percent with effect from 1 April 2015. Accordingly, UK deferred tax has been provided at 20 percent (2014: 20 percent, 2013: 23 percent), as the majority of the temporary differences are expected to reverse at that rate.

13 INVESTMENTS

Investments consist of the following:

As at 31 March	2015 £m	2014 £m	2013 £m
Equity accounted investees	280	145	60

The Group has the following investments at 31 March 2015:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity
Trading investments			
Jaguar Land Rover Schweiz AG	10.0%	Switzerland	Sale of automotive vehicles and parts
Equity accounted investments			
Jaguar Cars Finance Limited	49.9%	England & Wales	Non-trading
Spark44 (JV) Limited	50.0%	England & Wales	Provision of advertising services
Chery Jaguar Land Rover Automotive Company Ltd.	50.0%	China	Manufacture and assembly of vehicles

Except for Spark44 (JV) Limited, the proportion of voting rights disclosed in the table above is the same as the interest in the ordinary share capital. The Group has an interest in 55.2 percent of the total ordinary share capital of Spark44 (JV) Limited, however this share capital is divided into A and B ordinary shares (the Group holds 100 percent of the B shares), with each class of share having the same voting rights and interest in returns and therefore Spark44 (JV) Limited is considered a joint venture.

Chery Jaguar Land Rover Automotive Company Ltd. is a limited liability company, whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint venture have rights to the assets and obligations for the liabilities of the joint arrangement. Accordingly, Chery Jaguar Land Rover Automotive Company Ltd. is classified as a joint venture.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 115

During the year ended 31 March 2013, the Company invested a 50 percent stake in Suzhou Chery Jaguar Land Rover Trading Co. Limited for £1 million and a 50 percent stake in Chery Jaguar Land Rover Automotive Company Ltd. for £70 million. During the year ended 31 March 2014, Suzhou Chery Jaguar Land Rover Trading Co. Limited, previously a direct joint venture of the Group, was acquired in full by Chery Jaguar Land Rover Automotive Company Ltd. Therefore, the results shown of Chery Jaguar Land Rover Automotive Company Ltd. are the consolidated results for that entity, which includes the results of Suzhou Chery Jaguar Land Rover Trading Co. Limited. In the year ended 31 March 2015, the Group has increased its investment in Chery Jaguar Land Rover Automotive Company Ltd. by £124 million (2014: £92 million).

No dividend was received in the year (2014, 2013: no dividend) from any of the trading investments or equity accounted investments. Trading investments are held at cost of £270,000 (2014: £270,000, 2013: £270,000). All joint ventures are accounted for using the equity method and are private companies and there are no quoted market prices available for their shares.

The following table sets out the summarised financial information in aggregate for the share of investments in equity accounted investees that are not individually material:

As at 31 March	2015 £m	2014 £m	2013 £m
Group's share of profit/(loss) for the year	1	1	(2)
Group's share of other comprehensive income	–	–	–
Group's share of total comprehensive income/(expense)	**1**	**1**	**(2)**
Carrying amount of the Group's interest	**3**	**2**	**(1)**

The following table sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

As at 31 March	2015 £m	2014 £m	2013 £m
Current assets	520	170	136
Current liabilities	(347)	(67)	(27)
Non-current assets	585	236	19
Non-current liabilities	(193)	(65)	–
Equity attributable to shareholders	**565**	**274**	**128**
Revenue	**158**	**–**	**–**
Loss for the year	(13)	(16)	(20)
Other comprehensive income	–	–	–
Total comprehensive loss	**(13)**	**(16)**	**(20)**

Included within the summarised financial information above are the following amounts:

As at 31 March	2015 £m	2014 £m	2013 £m
Cash and cash equivalents	295	122	131
Other current assets	225	48	5
Current financial liabilities (excluding trade and other payables and provisions)	–	–	–
Non-current financial liabilities (excluding trade and other payables and provisions)	(193)	(65)	–
Depreciation and amortisation	(16)	(1)	–
Interest income	8	2	–
Interest expense	(3)	(1)	–
Income tax credit	6	13	–

Introduction
Overview
Strategic report
Governance
Financial statements

116 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014-15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

13 INVESTMENTS (CONTINUED)

The following reconciles the carrying amount of the Group's interests in equity accounted investees:

As at 31 March	2015 £m	2014 £m	2013 £m
Net assets of material joint venture	**565**	**274**	**128**
Share of net assets of:			
Material joint venture	282	137	64
Individually immaterial joint ventures	3	2	(1)
Foreign exchange differences	–	6	(3)
Other	(5)	–	–
Carrying amount of the Group's interests in equity accounted investments	**280**	**145**	**60**

As at 31 March 2015, an adjustment of £5 million (2014: £nil, 2013: £nil) has been made to de-recognise profit that has not yet been realised on goods sold by the Group to Chery Jaguar Land Rover Automotive Company Ltd.

The following reconciles the Group's share of total comprehensive income from equity accounted investees:

As at 31 March	2015 £m	2014 £m	2013 £m
Loss of material joint venture	**(13)**	**(16)**	**(20)**
Share of (loss)/income of:			
Material joint venture	(7)	(8)	(10)
Individually immaterial joint ventures	1	1	(2)
Share of equity accounted investments	**(6)**	**(7)**	**(12)**
Currency translation differences	21	–	–
Share of total comprehensive income/(expense) from equity accounted investments	**15**	**(7)**	**(12)**

There are no contingent liabilities or commitments relating to the Group's interest in its associates.

The Group's share of capital commitments of its joint ventures at 31 March 2015 is £19 million (2014: £116 million, 2013: £nil) and commitments relating to the Group's interests in its joint ventures are disclosed in note 31. There are no contingent liabilities relating to the Group's interests in its joint ventures.

The information above reflects the amounts presented in the financial statements of the equity accounted investees adjusted for differences in accounting policies between the Group and its equity accounted investees.

14 OTHER FINANCIAL ASSETS

As at 31 March	2015 £m	2014 £m	2013 £m
Non-current			
Restricted cash held as security	18	25	49
Derivative financial instruments	22	436	122
Other	9	12	24
Total non-current other financial assets	**49**	**473**	**195**
Current			
Advances and other receivables recoverable in cash	19	22	24
Derivative financial instruments	176	361	31
Restricted cash held as security	–	–	110
Accrued income	5	–	–
Other	14	9	11
Total current other financial assets	**214**	**392**	**176**

£16 million (2014: £23 million, 2013: £47 million) of the non-current restricted cash is held as security in relation to vehicles ultimately sold on lease, pledged until the leases reach their respective conclusion.

£nil (2014: £nil, 2013: £110 million) of the current restricted cash is held as security in relation to bank loans, pledged until the loans reach their respective conclusion.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 117

15 PROPERTY, PLANT AND EQUIPMENT

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Computers £m	Fixtures & fittings £m	Leased assets £m	Heritage vehicles £m	Under construction £m	Total £m
Cost									
Balance at 1 April 2012	365	1,741	20	14	22	35	–	137	2,334
Additions	2	596	4	1	12	8	–	420	1,043
Transfers	29	212	–	–	–	–	–	(241)	–
Disposals	(14)	(50)	(20)	(1)	(4)	–	–	–	(89)
Balance at 31 March 2013	**382**	**2,499**	**4**	**14**	**30**	**43**	**–**	**316**	**3,288**
Additions	3	422	1	3	19	–	–	786	1,234
Transfers	152	245	–	–	–	–	–	(397)	–
Disposals	(3)	(17)	(1)	–	(1)	–	–	–	(22)
Reclassification from intangible assets	–	–	–	8	–	–	–	–	8
Balance at 31 March 2014	**534**	**3,149**	**4**	**25**	**48**	**43**	**–**	**705**	**4,508**
Additions	3	579	2	21	18	–	52	1,082	1,757
Transfers	277	733	–	–	–	–	–	(1,010)	–
Disposals	(10)	(50)	–	(2)	(1)	–	–	–	(63)
Balance at 31 March 2015	**804**	**4,411**	**6**	**44**	**65**	**43**	**52**	**777**	**6,202**
Depreciation									
Balance at 1 April 2012	58	652	5	3	15	15	–	–	748
Depreciation charge for the period	11	253	2	1	2	5	–	–	274
Disposals	(13)	(46)	(6)	–	(4)	–	–	–	(69)
Balance at 31 March 2013	**56**	**859**	**1**	**4**	**13**	**20**	**–**	**–**	**953**
Depreciation charge for the period	16	359	1	2	3	5	–	–	386
Disposals	(2)	(12)	(1)	–	(1)	–	–	–	(16)
Reclassification from intangible assets	–	–	–	1	–	–	–	–	1
Balance at 31 March 2014	**70**	**1,206**	**1**	**7**	**15**	**25**	**–**	**–**	**1,324**
Depreciation charge for the period	20	422	–	5	9	5	–	–	461
Disposals	(10)	(46)	–	–	(1)	–	–	–	(57)
Balance at 31 March 2015	**80**	**1,582**	**1**	**12**	**23**	**30**	**–**	**–**	**1,728**
Net book value									
At 31 March 2013	326	1,640	3	10	17	23	–	316	2,335
At 31 March 2014	464	1,943	3	18	33	18	–	705	3,184
At 31 March 2015	**724**	**2,829**	**5**	**32**	**42**	**13**	**52**	**777**	**4,474**

Introduction
Overview
Strategic report
Governance
Financial statements

118 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

16 INTANGIBLE ASSETS

	Software £m	Patents and technological know-how £m	Customer -related £m	Intellectual property rights and other intangibles £m	Product development in progress £m	Capitalised product development £m	Total £m
Cost							
Balance at 1 April 2012	183	147	89	618	1,292	979	3,308
Other additions – externally purchased	99	–	–	–	–	–	99
Other additions – internally developed	–	–	–	–	970	–	970
Capitalised product development – internally developed	–	–	–	–	(999)	999	–
Disposals	(35)	–	–	–	–	–	(35)
Balance at 31 March 2013	**247**	**147**	**89**	**618**	**1,263**	**1,978**	**4,342**
Other additions – externally purchased	127	–	–	–	–	–	127
Other additions – internally developed	–	–	–	–	1,087	–	1,087
Capitalised product development – internally developed	–	–	–	–	(583)	583	–
Disposals	(3)	–	–	–	–	(146)	(149)
Reclassification to tangible assets	(8)	–	–	–	–	–	(8)
Balance at 31 March 2014	**363**	**147**	**89**	**618**	**1,767**	**2,415**	**5,399**
Other additions – externally purchased	103	–	–	1	–	–	104
Other additions – internally developed	–	–	–	–	1,203	–	1,203
Capitalised product development – internally developed	–	–	–	–	(1,388)	1,388	–
Disposals	(8)	–	(28)	–	–	(159)	(195)
Balance at 31 March 2015	**458**	**147**	**61**	**619**	**1,582**	**3,644**	**6,511**
Amortisation and impairment							
Balance at 1 April 2012	75	54	40	–	–	338	507
Amortisation for the year	33	16	3	–	–	296	348
Disposals	(35)	–	–	–	–	–	(35)
Balance at 31 March 2013	**73**	**70**	**43**	**–**	**–**	**634**	**820**
Amortisation for the year	26	15	3	–	–	445	489
Disposals	(3)	–	–	–	–	(146)	(149)
Reclassification to tangible assets	(1)	–	–	–	–	–	(1)
Balance at 31 March 2014	**95**	**85**	**46**	**–**	**–**	**933**	**1,159**
Amortisation for the year	47	14	3	–	–	526	590
Disposals	(3)	–	(28)	–	–	(159)	(190)
Balance at 31 March 2015	**139**	**99**	**21**	**–**	**–**	**1,300**	**1,559**
Net book value							
At 31 March 2013	174	77	46	618	1,263	1,344	3,522
At 31 March 2014	268	62	43	618	1,767	1,482	4,240
At 31 March 2015	**319**	**48**	**40**	**619**	**1,582**	**2,344**	**4,952**

JAGUAR LAND ROVER AUTOMOTIVE PLC 119 Annual Report 2014–15 Impairment testing The directors are of the view that the operations of the Group represent a single cash generating unit. The intellectual property rights are deemed to have an indefinite useful life on the basis of the expected longevity of the brand names. The recoverable amount of the cash generating unit has been calculated with reference to its value in use. The key assumptions of this calculation are shown below: As at 31 March 2015 2014 2013 Period on which management approved forecasts are based 5 years 5 years 5 years Growth rate applied beyond approved forecast period 2.2% 0% 0% Pre-tax discount rate 11.2% 10.9% 10.2% The growth rates used in the value in use calculation reflect those inherent within the Board’s business plan which is primarily a function of the Group’s cycle plan assumptions, past performance and management’s expectation of future market developments, approved by the Board through to 2019/20. The cash flows are then extrapolated into perpetuity assuming a growth rate of 2.2 percent (2014: nil percent, 2013: nil percent). No reasonably possible change in any of the key assumptions would cause the recoverable amount calculated above to be less than the carrying value of the assets of the cash generating unit. 17 OTHER ASSETS 2015 2014 2013 As at 31 March Łm Łm Łm Current Recoverable VAT 221 237 378 Prepaid expenses 106 70 56 Other 69 48 – Total current other assets 396 355 434 Non-current Prepaid expenses 23 31 5 Other 3 2 3 Total non-current other assets 26 33 8

120 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

18 DEFERRED TAX ASSETS AND LIABILITIES

Significant components of deferred tax asset and liability for the year ended 31 March 2015 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant & equipment	74	(66)	–	–	8
Provisions, allowances for doubtful receivables	190	25	–	12	227
Derivative financial instruments	–	31	230	–	261
Retirement benefits	135	(19)	71	–	187
Unrealised profit in inventory	138	8	–	–	146
Tax loss	375	(155)	–	–	220
Other	15	20	–	–	35
Total deferred tax asset	**927**	**(156)**	**301**	**12**	**1,084**
Deferred tax liabilities					
Property, plant & equipment	2	(2)	–	–	–
Intangible assets	713	139	–	–	852
Derivative financial instruments	133	–	(133)	–	–
Overseas unremitted earnings	141	(82)*	–	–	59
Total deferred tax liability	**989**	**55**	**(133)**	**–**	**911**
Presented as deferred tax asset**	284				372
Presented as deferred tax liability**	(346)				(199)

* Included within £82 million is a reversal of £59 million relating to withholding tax incurred on inter-company dividends paid in the year, and £62 million relating to withholding tax released as a result of changes in tax rates and laws expected to apply to future repatriation of inter-company dividends.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

The Group continues to recognise all deferred tax assets at 31 March 2015 in view of the continued profitability of the companies in which the deferred tax assets arise.

All deferred tax assets and deferred tax liabilities at 31 March 2015 are non-current.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15
121

Significant components of deferred tax asset and liability for the year ended 31 March 2014 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant & equipment	145	(71)	–	–	74
Provisions, allowances for doubtful receivables	182	29	–	(21)	190
Derivative financial instruments	61	–	(61)	–	–
Retirement benefits	164	(25)	(4)	–	135
Unrealised profit in inventory	76	62	–	–	138
Tax loss	556	(181)	–	–	375
Other	2	13	–	–	15
Total deferred tax asset	**1,186**	**(173)**	**(65)**	**(21)**	**927**
Deferred tax liabilities					
Property, plant & equipment	2	–	–	–	2
Intangible assets	676	37	–	–	713
Derivative financial instruments	–	–	133	–	133
Overseas unremitted earnings	86	55*	–	–	141
Total deferred tax liability	**764**	**92**	**133**	**–**	**989**
Presented as deferred tax asset**	508				284
Presented as deferred tax liability**	(86)				(346)

* Included within £55 million is a reversal of £5 million relating to withholding tax incurred on inter-company dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

The Group continued to recognise all deferred tax assets at 31 March 2014 in view of the continued profitability of the companies in which the deferred tax assets arise.

All deferred tax assets and deferred tax liabilities at 31 March 2014 are non-current.

Introduction
Overview
Strategic report
Governance
Financial statements

122 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

18 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Significant components of deferred tax asset and liability for the year ended 31 March 2013 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant & equipment	145	–	–	–	145
Provisions, allowances for doubtful receivables	136	49	–	(3)	182
Derivative financial instruments	19	(8)	50	–	61
Retirement benefits	100	(9)	73	–	164
Unrealised profit in inventory	77	(1)	–	–	76
Tax loss	614	(58)	–	–	556
Other	–	2	–	–	2
Total deferred tax asset	**1,091**	**(25)**	**123**	**(3)**	**1,186**
Deferred tax liabilities					
Property, plant & equipment	5	(3)	–	–	2
Intangible assets	544	132	–	–	676
Derivative financial instruments	4	(1)	(3)	–	–
Overseas unremitted earnings	65	21*	–	–	86
Total deferred tax liability	**618**	**149**	**(3)**	**–**	**764**
Presented as deferred tax asset**	474				508
Presented as deferred tax liability**	(1)				(86)

* Included within £21 million is a reversal of £39 million relating to withholding tax incurred on inter-company dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

The Group continued to recognise all deferred tax assets at 31 March 2013 in view of the continued profitability of the companies in which the deferred tax assets arise.

All deferred tax assets and deferred tax liabilities at 31 March 2013 are non-current.

JAGUAR LAND ROVER AUTOMOTIVE PLC
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123

19 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March	2015 £m	2014 £m	2013 £m
Cash and cash equivalents	3,208	2,260	2,072

At 31 March 2015 and 31 March 2014 all cash held by the Group can be utilised across the Group's manufacturing and sales operations. The restrictions on cash reported in the year ended 31 March 2013 of £524 million related to amounts held in China which could not be utilised by other Group companies due to the exchange controls in place. In the year ended 31 March 2014, these exchange controls were relaxed by the Chinese authorities to allow the lending of surplus cash held in China if certain criteria are met.

20 ALLOWANCES FOR TRADE AND OTHER RECEIVABLES

Changes in the allowances for trade and other receivables are as follows:

Year ended 31 March	2015 £m	2014 £m	2013 £m
At beginning of year	8	10	13
Change in allowance during the year	3	(1)	(1)
Written off	–	(1)	(2)
At end of year	**11**	**8**	**10**

21 INVENTORIES

As at 31 March	2015 £m	2014 £m	2013 £m
Raw materials and consumables	80	75	52
Work in progress	298	211	197
Finished goods	2,038	1,888	1,546
Total inventories	**2,416**	**2,174**	**1,795**

Inventories of finished goods include £187 million (2014: £174 million, 2013: £171 million), relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as an expense during the year amounted to £15,041 million (2014: £13,421 million, 2013: £11,151 million).

During the year, the Group recorded inventory write-down expense of £40 million (2014: £24 million, 2013: £33 million). The write-down is included in material and other cost of sales. No previous write-downs have been reversed in any period.

22 ACCOUNTS PAYABLE

As at 31 March	2015 £m	2014 £m	2013 £m
Trade payables	3,483	3,154	2,628
Liabilities to employees	185	148	106
Liabilities for expenses	1,298	1,244	1,277
Capital creditors	484	241	216
Total accounts payable	**5,450**	**4,787**	**4,227**

Introduction
Overview
Strategic report
Governance
Financial statements

124 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

23 INTEREST BEARING LOANS AND BORROWINGS

As at 31 March	2015 £m	2014 £m	2013 £m
Short-term borrowings			
Bank loans	156	167	328
Short-term borrowings	**156**	**167**	**328**
Long-term borrowings			
EURO MTF listed debt	2,381	1,843	1,839
Long-term borrowings	**2,381**	**1,843**	**1,839**
Finance lease obligations (see note 34)	13	18	23
Total debt	**2,550**	**2,028**	**2,190**

EURO MTF listed debt

The bonds are listed on the EURO MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the bonds outstanding at 31 March 2015 are as follows:

- $84 million Senior Notes due 2021 at a coupon of 8.125 percent per annum – issued May 2011;
- £58 million Senior Notes due 2020 at a coupon of 8.250 percent per annum – issued March 2012;
- $500 million Senior Notes due 2023 at a coupon of 5.625 percent per annum – issued January 2013;
- $700 million Senior Notes due 2018 at a coupon of 4.125 percent per annum – issued December 2013;
- £400 million Senior Notes due 2022 at a coupon of 5.000 percent per annum – issued January 2014;
- $500 million Senior Notes due 2019 at a coupon of 4.250 percent per annum – issued October 2014;
- £400 million Senior Notes due 2023 at a coupon of 3.875 percent per annum – issued February 2015;
- $500 million Senior Notes due 2020 at a coupon of 3.500 percent per annum – issued March 2015.

The bond funds raised during the year were used to repay both long-term and short-term debt and provide additional cash facilities for the Group.

Details of the tranches of the bonds repaid in the year ended 31 March 2015 are as follows:

- $326 million Senior Notes due 2021 at a coupon of 8.125 percent per annum – issued May 2011;
- £442 million Senior Notes due 2020 at a coupon of 8.250 percent per annum – issued March 2012.

Details of the tranches of the bonds repaid in the year ended 31 March 2014 are as follows:

- £500 million Senior Notes due 2018 at a coupon of 8.125 percent per annum – issued May 2011;
- $410 million Senior Notes due 2018 at a coupon of 7.75 percent per annum – issued May 2011.

The contractual cash flows of interest bearing debt and borrowings as of 31 March 2015 are set out below, including estimated interest payments and assumes the debt will be repaid at the maturity date.

As at 31 March	2015 £m	2014 £m	2013 £m
Due in			
1 year or less	279	296	483
2nd and 3rd years	240	254	296
4th and 5th years	1,403	666	288
More than 5 years	1,336	1,666	2,152
Total contractual cash flows	**3,258**	**2,882**	**3,219**

Undrawn facilities

As at 31 March 2015 the Group has a fully undrawn revolving credit facility of £1,485 million. This facility is split into three- and five-year tranches which are available until 2016 and 2018 respectively.

JAGUAR LAND ROVER AUTOMOTIVE PLC 125 Annual Report 2014–15 24 OTHER FINANCIAL LIABILITIES 2015 2014 2013 As at 31 March Łm Łm Łm Current Finance lease obligations 4 5 5 Interest accrued 25 24 39 Derivative financial instruments 697 65 206 Liability for vehicles sold under a repurchase arrangement 197 183 183 Total current other financial liabilities 923 277 433 Non-current Finance lease obligations 9 13 18 Derivative financial instruments 832 55 208 Other payables 1 1 1 Total non-current other financial liabilities 842 69 227 25 PROVISIONS 2015 2014 2013 As at 31 March Łm Łm Łm Current Product warranty 426 343 317 Legal and product liability 50 49 16 Provisions for residual risk 4 2 2 Provision for environmental liability 5 – – Other employee benefits obligations – 1 – Total current provisions 485 395 335 Non-current Product warranty 585 538 426 Provision for residual risk 16 13 13 Provision for environmental liability 26 21 22 Other employee benefits obligations 12 10 7 Total non-current provisions 639 582 468

126 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

25 PROVISIONS (CONTINUED)

Year ended 31 March	2015 £m	2014 £m	2013 £m
Product warranty			
Opening balance	881	743	569
Provision made during the year	562	541	462
Provision used during the year	(430)	(397)	(284)
Impact of discounting	17	(6)	(1)
Foreign currency translation	(19)	–	(3)
Closing balance	**1,011**	**881**	**743**
Legal and product liability			
Opening balance	49	16	16
Provision made during the year	18	41	6
Provision used during the year	(17)	(5)	(7)
Foreign currency translation	–	(3)	1
Closing balance	**50**	**49**	**16**
Residual risk			
Opening balance	15	15	16
Provision made during the year	5	2	–
Provision used during the year	–	–	(1)
Foreign currency translation	–	(2)	–
Closing balance	**20**	**15**	**15**
Environmental liability			
Opening balance	21	22	20
Provision made during the year	10	–	3
Provision used during the year	–	(1)	(1)
Closing balance	**31**	**21**	**22**

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent within one to five years after purchase, dependent on the market in which the purchase occurred. The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the Group, but for which the amount and timing are uncertain. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on a leasing arrangement. The provision is based on the latest available market expectations of future residual value trends that may change over time. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014-15 127

26 OTHER LIABILITIES

As at 31 March	2015 £m	2014 £m	2013 £m
Current			
Liabilities for advances received	183	253	180
Deferred revenue	54	19	5
VAT	88	85	261
Others	49	38	36
Total current other liabilities	**374**	**395**	**482**
Non-current			
Deferred revenue	96	63	13
Others	22	14	11
Total non-current other liabilities	**118**	**77**	**24**

27 CAPITAL AND RESERVES

As at 31 March	2015 £m	2014 £m	2013 £m
Allotted, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Total capital	**1,501**	**1,501**	**1,501**

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The capital redemption reserve of £167 million (2014, 2013: £167 million) was created in March 2011 on the cancellation of share capital.

28 OTHER RESERVES

The movement of other reserves is as follows:

	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total other reserves £m
Balance at 1 April 2014	(383)	539	4,040	4,196
Profit for the year	–	–	2,038	2,038
Remeasurement of defined benefit obligation	–	–	(355)	(355)
Loss on effective cash flow hedges	–	(1,768)	–	(1,768)
Currency translation differences	21	–	–	21
Income tax related to items recognised in other comprehensive income	–	354	71	425
Cash flow hedges reclassified to foreign exchange in profit or loss	–	(44)	–	(44)
Income tax related to items reclassified to profit or loss	–	9	–	9
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2015	**(362)**	**(910)**	**5,644**	**4,372**

Introduction
Overview
Strategic report
Governance
Financial statements

128 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

28 OTHER RESERVES (CONTINUED)

	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total other reserves £m
Balance at 1 April 2013	(383)	(196)	2,450	1,871
Profit for the year	–	–	1,879	1,879
Remeasurement of defined benefit obligation	–	–	(135)	(135)
Gain on effective cash flow hedges	–	1,041	–	1,041
Income tax related to items recognised in other comprehensive income	–	(220)	(4)	(224)
Cash flow hedges reclassified to foreign exchange in profit or loss	–	(112)	–	(112)
Income tax related to items reclassified to profit or loss	–	26	–	26
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2014	**(383)**	**539**	**4,040**	**4,196**
Balance at 1 April 2012	(383)	(20)	1,659	1,256
Profit for the year	–	–	1,214	1,214
Remeasurement of defined benefit obligation	–	–	(346)	(346)
Loss on effective cash flow hedges	–	(288)	–	(288)
Income tax related to items recognised in other comprehensive income	–	66	73	139
Cash flow hedges reclassified to foreign exchange in profit or loss	–	59	–	59
Income tax related to items reclassified to profit or loss	–	(13)	–	(13)
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2013	**(383)**	**(196)**	**2,450**	**1,871**

29 DIVIDENDS

Year ended 31 March	2015 £m	2014 £m	2013 £m
Dividend proposed for the previous year paid during the year of £0.10 (2014: £0.10, 2013: £nil) per ordinary share	150	150	–
Dividend for the year paid during the year of £nil (2014: £nil, 2013: £0.10) per ordinary share	–	–	150
Amounts recognised as distributions to equity holders during the year	**150**	**150**	**150**
Proposed dividend for the year of £0.10 (2014: £0.10, 2013: £0.10) per ordinary share	150	150	150

The proposed dividend for the year ended 31 March 2015 was paid in full in June 2015. Preference shares of £157 million were repaid in the year ended 31 March 2013, along with preference share dividends of £14 million.

30 EMPLOYEE BENEFITS

The Group operates defined benefit schemes for qualifying employees of certain of its subsidiaries. The defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustee of the pension schemes is required by law to act in the interest of the fund and of all relevant stakeholders in the scheme, is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of the trustee must be composed of representatives of the Company and scheme participants in accordance with each scheme's regulations.

Under the schemes, the employees are entitled to post-retirement benefits based on their length of service and salary.

Through its defined benefit pension schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The scheme liabilities are calculated using a discount rate set with references to corporate bond yields; if scheme assets under perform these corporate bonds, this will create or increase a deficit. The defined benefit schemes hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long term although introducing volatility and risk in the short term.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014-15 129

As the schemes mature, the Group intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Group believes that due to the long-term nature of the scheme liabilities and the strength of the supporting group, a level of continuing equity type investments is an appropriate element of the Group's long-term strategy to manage the schemes efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase scheme liabilities, although this is expected to be partially offset by an increase in the value of the schemes' bond holdings and interest rate hedging instruments.

Inflation risk

Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the scheme against extreme inflation). The schemes hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more loosely correlated with inflation. However an increase in inflation will also increase the deficit to some degree.

Life expectancy

The majority of the scheme's obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the scheme's liabilities. This is particularly significant in the UK defined benefit schemes, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following tables set out the disclosures pertaining to the retirement benefit amounts recognised in the financial statements:

Change in present value of defined benefit obligation

Year ended 31 March	2015 £m	2014 £m	2013 £m
Defined benefit obligation at beginning of year	6,053	6,021	4,916
Current service cost	168	176	123
Interest expense	274	262	247
Actuarial (gains)/losses arising from:			
Changes in demographic assumptions	(20)	(39)	(115)
Changes in financial assumptions	1,454	(243)	951
Experience adjustments	101	8	15
Past service cost	1	6	6
Exchange differences on foreign schemes	–	(2)	1
Member contributions	2	1	7
Benefits paid	(149)	(137)	(129)
Other adjustments	(1)	–	(1)
Defined benefit obligation at end of year	**7,883**	**6,053**	**6,021**

Change in fair value of scheme assets

Year ended 31 March	2015 £m	2014 £m	2013 £m
Fair value of plan assets at beginning of year	5,382	5,365	4,707
Interest income	246	237	238
Remeasurement gain/(loss) on the return of plan assets, excluding amounts included in interest income	1,178	(407)	384
Administrative expenses	(8)	(8)	(10)
Exchange differences on foreign schemes	1	(2)	1
Employer contributions	346	333	168
Member contributions	2	1	7
Benefits paid	(149)	(137)	(129)
Other adjustments	(1)	–	(1)
Fair value of scheme assets at end of year	**6,997**	**5,382**	**5,365**

The actual return on scheme assets for the year was £1,424 million (2014: loss of £170 million, 2013: return of £622 million).

Introduction
Overview
Strategic report
Governance
Financial statements

130 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

30 EMPLOYEE BENEFITS (CONTINUED)

Amounts recognised in the consolidated income statement consist of:

Year ended 31 March	2015 £m	2014 £m	2013 £m
Current service cost	168	176	123
Past service cost	1	6	6
Administrative expenses	8	8	10
Net interest cost (including onerous obligations)	28	25	15
Components of defined benefit cost recognised in the consolidated income statement	**205**	**215**	**154**

Amounts recognised in the consolidated statement of comprehensive income consists of:

Year ended 31 March	2015 £m	2014 £m	2013 £m
Actuarial (gains)/losses arising from:			
Changes in demographic assumptions	20	39	115
Changes in financial assumptions	(1,454)	243	(951)
Experience adjustments	(101)	(8)	(15)
Remeasurement gain/(loss) on the return of scheme assets, excluding amounts included in interest income	1,178	(407)	384
Change in restriction of pension asset recognised (as per IFRIC 14)	2	(2)	27
Change in onerous obligation, excluding amounts included in interest expense	–	–	94
Remeasurement loss on defined benefit obligation	**(355)**	**(135)**	**(346)**

Amounts recognised in the consolidated balance sheet consist of:

As at 31 March	2015 £m	2014 £m	2013 £m
Present value of unfunded defined benefit obligations	(1)	(1)	(1)
Present value of funded defined benefit obligations	(7,882)	(6,052)	(6,020)
Fair value of scheme assets	6,997	5,382	5,365
Restriction of pension asset recognised (as per IFRIC 14)	(1)	(3)	(1)
Net retirement benefit obligation	**(887)**	**(674)**	**(657)**
Presented as non-current liability	(887)	(674)	(657)

The most recent actuarial valuations of scheme assets and the present value of the defined benefit liability for accounting purposes were carried out at 31 March 2015 by a qualified independent actuary. The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used in accounting for the pension schemes are set out below:

Year ended 31 March	2015 %	2014 %	2013 %
Discount rate	3.4	4.6	4.4
Expected rate of increase in compensation level of covered employees	3.6	3.9	3.9
Inflation increase	3.1	3.4	3.4

For the valuation at 31 March 2015, 2014 and 2013, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115 percent has been used for the Jaguar Pension Plan, 110 percent for the Land Rover Pension Scheme, and 105 percent for males and 90 percent for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections (2014: CMI (2013) projections, 2013: CMI (2012) projections) and an allowance for long-term improvements of 1.25 percent per annum.

JAGUAR LAND ROVER AUTOMOTIVE PLC 131 Annual Report 2014–15 The assumed life expectations on retirement at age 65 are: 2015 2014 2013 As at 31 March years years years Retiring today: Males 21.4 20.0 22.2 Females 23.9 24.5 24.6 Retiring in 20 years: Males 23.1 23.8 23.9 Females 25.8 26.4 26.6 The below sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the statement of financial position. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods. Assumption Change in assumption Impact on scheme liabilities Impact on service cost Increase/decrease Decrease/increase Decrease/increase Discount rate by 0.25% by Ł482 million by Ł17 million Increase/decrease Increase/decrease Increase/decrease Inflation rate by 0.25% by Ł432 million by Ł16 million Increase/decrease Increase/decrease Increase/decrease Mortality by 1 year by Ł212 million by Ł6 million

132 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

30 EMPLOYEE BENEFITS (CONTINUED)

The fair value of scheme assets is represented by the following major categories:

	2015				2014				2013			
As at 31 March	Quoted* £m	Unquoted £m	Total £m	%	Quoted* £m	Unquoted £m	Total £m	%	Quoted* £m	Unquoted £m	Total £m	%
Equity instruments												
Information technology	118	–	118	1%	73	–	73	1%	119	–	119	2%
Energy	70	–	70	1%	61	–	61	1%	100	–	100	2%
Manufacturing	96	–	96	1%	67	–	67	1%	109	–	109	2%
Financials	184	–	184	3%	128	–	128	3%	203	–	203	4%
Other	417	–	417	6%	281	–	281	5%	464	–	464	9%
	885	**–**	**885**	**12%**	**610**	**–**	**610**	**11%**	**995**	**–**	**995**	**19%**
Debt instruments												
Government	2,699	12	2,711	39%	2,119	–	2,119	40%	2,106	–	2,106	39%
Corporate Bonds (investment grade)	38	1,198	1,236	18%	1,167	–	1,167	22%	1,128	–	1,128	21%
Corporate bonds (Non investment grade)	54	476	530	7%	–	280	280	5%	–	202	202	4%
	2,791	**1,686**	**4,477**	**64%**	**3,286**	**280**	**3,566**	**67%**	**3,234**	**202**	**3,436**	**64%**
Property funds												
UK	131	113	244	3%	–	173	173	3%	–	128	128	2%
Other	52	17	69	1%	–	63	63	1%	–	59	59	1%
	183	**130**	**313**	**4%**	**–**	**236**	**236**	**4%**	**–**	**187**	**187**	**3%**
Cash and cash equivalents	**130**	**–**	**130**	**2%**	**360**	**–**	**360**	**7%**	**204**	**–**	**204**	**4%**
Other												
Hedge Funds	–	392	392	6%	–	308	308	6%	–	317	317	6%
Private Markets	–	56	56	1%	–	78	78	1%	–	50	50	1%
Alternatives	170	146	316	5%	–	220	220	4%	–	203	203	4%
	170	**594**	**764**	**12%**	**–**	**606**	**606**	**11%**	**–**	**570**	**570**	**11%**
Derivatives												
Foreign exchange contracts	–	(13)	(13)	–	–	4	4	–	–	(27)	(27)	(1%)
Interest Rate and Inflation	–	441	441	6%	–	–	–	–	–	–	–	–
	–	428	428	6%	–	4	4	–	–	(27)	(27)	(1%)
Total	**4,159**	**2,838**	**6,997**	**100%**	**4,256**	**1,126**	**5,382**	**100%**	**4,433**	**932**	**5,365**	**100%**

* Quoted prices for identical assets or liabilities in active markets.

The split of level 1 assets is 59 percent (2014: 79 percent, 2013: 82 percent), level 2 assets 37 percent (2014: 20 percent, 2013: 17 percent) and level 3 assets 4 percent (2014: 1 percent, 2013: 1 percent).

The Group has agreed that it will aim to eliminate the pension scheme funding deficits over the next seven years. Funding levels are monitored on an annual basis and the current agreed contribution rate is 22.3 percent of pensionable salaries in the UK. The next triennial valuation is due to be completed by 5 June 2016 and will reflect the position as at 5 April 2015. The Group considers that the contribution rates set at the last valuation date are sufficient to eliminate the deficit over the agreed period and that regular contributions, which are based on service costs, will not increase significantly.

The average duration of the benefit obligation at 31 March 2015 is 23.5 years (2014: 22.5 years, 2013: 22.5 years).

The expected net periodic pension cost for the year ended 31 March 2016 is £260 million. The Group expects to contribute £9 million to its schemes in the year ended 31 March 2016.

Defined contribution fund

The Group's contribution to defined contribution plans for the year ended 31 March 2015 was £33 million (2014: £23 million, 2013: £12 million).

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014-15 133

31 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Litigation

The Group is involved in legal proceedings, both as plaintiff and as defendant, and there are claims as at 31 March 2015 of £11 million (2014: £27 million, 2013: £16 million) against the Group which management has not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

Other taxes and dues

The Group had no significant tax matters in dispute at 31 March 2015 (31 March 2014: £nil, 31 March 2013: £nil) where a potential loss was considered possible.

During the year the Group's Brazilian subsidiary has received a demand for £35 million in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority's assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating to £814 million (2014: £940 million, 2013: £288 million).

The Group has entered into various contracts with vendors and contractors which include obligations aggregating to £642 million (2014: £717 million, 2013: £887 million) to purchase minimum or fixed quantities of material and other procurement commitments.

Commitments related to leases are set out in note 34.

Inventory of £nil (2014: £nil, 2013: £nil) and trade receivables with a carrying amount of £156 million (2014: £167 million, 2013: £242 million) and property, plant and equipment with a carrying amount of £nil (2014: £nil, 2013: £nil) and restricted cash with a carrying amount of £nil (2014: £nil, 2013: £110 million) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £nil.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Company Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 31 March 2015. The outstanding commitment of CNY 625 million translates to £57 million at year-end exchange rates.

32 CAPITAL MANAGEMENT

The Group's objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Group's policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to Group policies approved by the Board and is monitored by various metrics such as debt to Adjusted EBITDA and Adjusted EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

Introduction
Overview
Strategic report
Governance
Financial statements

134 JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

32 CAPITAL MANAGEMENT (CONTINUED)

The following table summarises the capital of the Group:

As at 31 March	2015 £m	2014 £m	2013 £m
Short-term debt	160	172	333
Long-term debt	2,390	1,856	1,857
Total debt*	**2,550**	**2,028**	**2,190**
Equity	6,040	5,864	3,539
Total capital	**8,590**	**7,892**	**5,729**

* Total debt includes finance lease obligations of £13 million (2014: £18 million, 2013: £23 million).

33 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

(A) Financial assets and liabilities

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2015:

Financial assets

	Loans and receivables £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	3,208	–	–	3,208	3,208
Short-term deposits	1,055	–	–	1,055	1,055
Trade receivables	1,112	–	–	1,112	1,112
Other financial assets – current	38	175	1	214	214
Other financial assets – non-current	27	20	2	49	49
Total financial assets	**5,440**	**195**	**3**	**5,638**	**5,638**

Financial liabilities

	Other financial liabilities £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	5,450	–	–	5,450	5,450
Short-term borrowings	156	–	–	156	156
Long-term borrowings	2,381	–	–	2,381	2,459
Other financial liabilities – current	226	669	28	923	923
Other financial liabilities – non-current	10	789	43	842	842
Total financial liabilities	**8,223**	**1,458**	**71**	**9,752**	**9,830**

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 135

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2014:

Financial assets

	Loans and receivables £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	2,260	–	–	2,260	2,260
Short-term deposits	1,199	–	–	1,199	1,199
Trade receivables	831	–	–	831	831
Other financial assets – current	31	349	12	392	392
Other financial assets – non-current	37	415	21	473	473
Total financial assets	**4,358**	**764**	**33**	**5,155**	**5,155**

Financial liabilities

	Other financial liabilities £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	4,787	–	–	4,787	4,787
Short-term borrowings	167	–	–	167	167
Long-term borrowings	1,843	–	–	1,843	1,982
Other financial liabilities – current	212	54	11	277	277
Other financial liabilities – non-current	14	37	18	69	69
Total financial liabilities	**7,023**	**91**	**29**	**7,143**	**7,282**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2013:

Financial assets

	Loans and receivables £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	2,072	–	–	2,072	2,072
Short-term deposits	775	–	–	775	775
Trade receivables	927	–	–	927	927
Other financial assets – current	145	30	1	176	176
Other financial assets – non-current	73	51	71	195	195
Total financial assets	**3,992**	**81**	**72**	**4,145**	**4,145**

Financial liabilities

	Other financial liabilities £m	Derivatives in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	4,227	–	–	4,227	4,227
Short-term borrowings	328	–	–	328	328
Long-term borrowings	1,839	–	–	1,839	2,058
Other financial liabilities – current	227	179	27	433	433
Other financial liabilities – non-current	19	156	52	227	227
Total financial liabilities	**6,640**	**335**	**79**	**7,054**	**7,273**

Introduction Overview Strategic report Governance Financial statements

136 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

33 FINANCIAL INSTRUMENTS (CONTINUED)

(A) Financial assets and liabilities (continued)

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Group intends to either settle on a net basis, or to realise the asset and settle the liability simultaneously.

Derivative financial assets and financial liabilities are subject to master netting arrangements whereby in the case of insolvency, derivative financial assets and financial liabilities can be settled on a net basis.

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2015:

	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	817	(619)	198	(198)	–	–
Cash and cash equivalents	3,301	(93)	3,208	–	–	3,208
	4,118	**(712)**	**3,406**	**(198)**	**–**	**3,208**
Financial liabilities						
Derivative financial liabilities	2,148	(619)	1,529	(198)	–	1,331
Short-term borrowings	249	(93)	156	–	–	156
	2,397	**(712)**	**1,685**	**(198)**	**–**	**1,487**

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2014:

	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	855	(58)	797	(120)	–	677
Cash and cash equivalents	2,282	(22)	2,260	–	–	2,260
	3,137	**(80)**	**3,057**	**(120)**	**–**	**2,937**
Financial liabilities						
Derivative financial liabilities	178	(58)	120	(120)	–	–
Short-term borrowings	189	(22)	167	–	–	167
	367	**(80)**	**287**	**(120)**	**–**	**167**

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2013:

	Gross amount recognised £m	Gross amount of recognised set off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	164	(11)	153	(105)	–	48
	164	**(11)**	**153**	**(105)**	**–**	**48**
Financial liabilities						
Derivative financial liabilities	425	(11)	414	(105)	–	309
	425	**(11)**	**414**	**(105)**	**–**	**309**

JAGUAR LAND ROVER AUTOMOTIVE PLC 137 Annual Report 2014–15 Fair value hierarchy Financial instruments held at fair value are required to be measured by reference to the following levels. • Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities; • Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); • Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. There has been no change in the valuation techniques adopted or any transfers between fair value levels. The financial instruments that are measured subsequent to initial recognition at fair value are classified as Level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices that are observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. Fair value of forward derivative financial assets and liabilities are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves from Reuters. Commodity swap contracts are similarly fair valued by discounting expected future contractual cash flows. Option contracts on foreign currency are entered into on a zero cost collar basis and fair value estimates are calculated from standard Black Scholes options pricing methodology, using prevailing market interest rates and volatilities. Additionally, a Credit Valuation Adjustment (CVA) is taken on derivative financial assets and liabilities and is calculated by discounting the fair value gain or loss on the financial derivative using credit default swap (CDS) prices quoted for the counterparty or Jaguar Land Rover respectively. CDS prices are obtained from Bloomberg. The long-term unsecured listed bonds are held at amortised cost. Its fair value for disclosure purposes is determined using Level 1 valuation techniques, based on the closing price at 31 March 2015 on the EURO MTF market. Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant. At 31 March 2015, the fair value of prepayment options of Łnil (2014: Łnil, 2013: Ł47 million) related to the GBP 500 million and USD 410 million senior notes due 2018 which were bifurcated but were repaid early in the year ended 31 March 2014. The fair value represents the difference in the traded market price of the bonds and the expected price the bonds would trade at if they did not contain any prepayment features. The expected price is based on market inputs including credit spreads and interest rates. Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2015, 31 March 2014 and 31 March 2013 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end. (B) Financial risk management As discussed in the Management report under the section Business Risks and Mitigating factors, the Group is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The Group has a risk management framework in place which monitors all of these risks. (C) Foreign currency exchange rate risk The fluctuation in foreign currency exchange rates may have potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated cash flow statement and the consolidated statement of changes in equity, where any transaction references more than one currency or where assets/ liabilities are denominated in a currency other than the functional currency of the respective consolidated entities. Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Yuan and Euro against the functional currency of the Company and its subsidiaries. The Group uses foreign currency contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast transactions. The fair value of such contracts as of 31 March 2015 was a net liability of Ł1,263 million (2014: net asset of Ł673 million, 2013: net liability of Ł254 million).

138 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

33 FINANCIAL INSTRUMENTS (CONTINUED)

(C) Foreign currency exchange rate risk (continued)

Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2016 to 2020. The Group also has a number of foreign currency options which are entered into as an economic hedge of the financial risks of the Group. The time value of options is excluded from the hedge relationship and thus the change in time value is recognised immediately in the income statement.

Changes in the fair value of foreign currency contracts to the extent determined to be an effective hedge are recognised in the statement of other comprehensive income and the ineffective portion of the fair value change is recognised in the income statement. Accordingly, the fair value change of net loss of £1,768 million (2014: gain of £1,041 million, 2013: loss of £288 million) was recognised in other comprehensive income. The loss due to hedge ineffectiveness where forecast transactions are no longer expected to occur was £5 million (2014: gain of £5 million, 2013: loss of £1 million) which has been recognised in foreign exchange gain/(loss) in the consolidated income statement. The loss on derivative contracts not eligible for hedging was £161 million (2014: gain of £57 million, 2013: loss of £11 million) which has been recognised in foreign exchange (loss)/gain in the consolidated income statement.

A 10 percent depreciation/appreciation of the foreign currency underlying such contracts would have resulted in an approximate additional gain/(loss) of £1,251 million/(£1,382) million (2014: £734 million/(£893) million, 2013: £612 million/(£831) million) in equity and a gain/(loss) of £165 million/(£91) million (2014: £51 million/(£31) million, 2013: £35 million/£28 million) in the consolidated income statement.

In addition to using derivative contracts to economically hedge future purchases in US Dollars, the Group issues bonds denominated in US Dollars to give a degree of natural hedging of future sales revenues.

The following table sets forth information relating to foreign currency exposure as of 31 March 2015:

As at 31 March 2015	US Dollar £m	Chinese Yuan £m	Euro £m	*Others £m	Total £m
Financial assets	727	742	483	312	2,264
Financial liabilities	(2,139)	(756)	(1,098)	(182)	(4,175)
Net exposure asset/(liability)	**(1,412)**	**(14)**	**(615)**	**130**	**(1,911)**

A 10 percent appreciation/depreciation of the US Dollar, Chinese Yuan and Euro would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £141 million, £1 million and £62 million respectively for the year ended 31 March 2015.

The following table sets forth information relating to foreign currency exposure as of 31 March 2014:

As at 31 March 2014	US Dollar £m	Chinese Yuan £m	Euro £m	*Others £m	Total £m
Financial assets	463	840	296	335	1,934
Financial liabilities	(1,594)	(715)	(1,322)	(285)	(3,915)
Net exposure asset/(liability)	**(1,131)**	**125**	**(1,026)**	**50**	**(1,981)**

A 10 percent appreciation/depreciation of the US Dollar, Chinese Yuan and Euro would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £113 million, £13 million and £103 million respectively for the year ended 31 March 2014.

The following table sets forth information relating to foreign currency exposure as of 31 March 2013:

As at 31 March 2013	US Dollar £m	Chinese Yuan £m	Euro £m	*Others £m	Total £m
Financial assets	332	667	259	393	1,651
Financial liabilities	(1,266)	(659)	(1,113)	(328)	(3,366)
Net exposure asset/(liability)	**(934)**	**8**	**(854)**	**65**	**(1,715)**

A 10 percent appreciation/depreciation of the US Dollar, Chinese Yuan and Euro would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £93 million, £1 million and £85 million respectively for the year ended 31 March 2013.

* Others include Japanese Yen, Russian Rouble, Singapore Dollar, Swiss Franc, Australian Dollar, South African Rand, Thai Baht, Korean Won etc.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 139

(D) Commodity price risk

The Group is exposed to commodity price risk arising from the purchase of certain raw materials. This risk is mitigated through the use of derivative contracts and fixed price contracts with suppliers. The derivative contracts do not qualify for hedge accounting as the commodity exposure does not meet the hedge accounting requirements of IAS39.

The total loss on commodities of £38 million (2014: loss of £18 million, 2013: loss of £10 million) has been recognised in other income in the consolidated income statement.

A 10 percent depreciation/appreciation of all commodity prices underlying such contracts would have resulted in a gain/(loss) of £52 million (2014: £36 million, 2013: £17 million).

(E) Interest rate risk

Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Group.

In addition to issuing long-term fixed-rate bonds, the Group has other facilities in place which are primarily used to finance working capital that are subject to variable interest rates. When undertaking a new debt issuance the Board will consider the fixed/floating interest rate mix of the Group, the outlook for future interest rates and the appetite for certainty of funding costs.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

As of 31 March 2015 net financial liabilities of £156 million (2014: £167 million, 2013: £220 million) were subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2 million (2014: £2 million, 2013: £2 million) in the consolidated income statement.

The Group is also exposed to interest rate risk with regard to the reported fair value of the prepayment options.
At 31 March 2015, had interest rates been 25 basis points higher/lower with all other variables constant, consolidated profit for the year would be £nil lower/£nil higher (2014: £nil lower/£nil higher, 2013: £9 million lower/£9 million higher), mainly as a result of higher/lower finance expense.

(F) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group's policy on liquidity risk is to maintain sufficient liquidity in the form of cash and undrawn borrowing facilities to meet the Group's operating requirements with an appropriate level of headroom.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2015	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,381	3,066	111	110	1,510	1,335
Short-term borrowings	156	156	156	–	–	–
Finance lease obligations	13	15	6	5	4	–
Other financial liabilities	223	235	210	12	13	–
Accounts payable	5,450	5,450	5,450	–	–	–
Derivative financial instruments	1,529	1,903	753	616	534	–
Total contractual maturities	**9,752**	**10,825**	**6,686**	**743**	**2,061**	**1,335**

As at 31 March 2014	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	1,843	2,667	117	116	768	1,666
Short-term borrowings	167	167	167	–	–	–
Finance lease obligations	18	20	6	6	8	–
Other financial liabilities	208	231	195	13	23	–
Accounts payable	4,787	4,787	4,787	–	–	–
Derivative financial instruments	120	130	71	48	11	–
Total contractual maturities	**7,143**	**8,002**	**5,343**	**183**	**810**	**1,666**

Introduction
Overview
Strategic report
Governance
Financial statements

140 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

33 FINANCIAL INSTRUMENTS (CONTINUED)

(F) Liquidity risk (continued)

As at 31 March 2013	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	1,839	2,868	143	143	430	2,152
Short-term borrowings	328	331	331	–	–	–
Finance lease obligations	23	28	6	6	14	2
Other financial liabilities	223	243	231	8	4	–
Accounts payable	4,227	4,227	4,227	–	–	–
Derivative financial instruments	414	414	206	119	89	–
Total contractual maturities	**7,054**	**8,111**	**5,144**	**276**	**537**	**2,154**

(G) Credit risk

The majority of the Group's credit risk pertains to the risk of financial loss arising from counterparty default on cash investments.

All Group cash is invested according to strict credit criteria and actively monitored by Group Treasury in conjunction with the current market valuation of derivative contracts. To support this, the Board has implemented an investment policy which places limits on the maximum cash investment that can be made with any single counterparty depending on their published external credit rating.

To a lesser extent the Group has an exposure to counterparties on trade receivables. The Group will seek to mitigate credit risk on sales to third parties through the use of payment at the point of delivery, credit insurance and letters of credit from banks which meet internal rating criteria.

None of the financial instruments of the Group result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

Financial assets

None of the Group's cash equivalents, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2015 (2014, 2013: no indications) that defaults in payment obligations will occur.

Trade and other receivables past due and impaired are set out below:

As at 31 March	2015 Gross £m	2015 Impairment £m	2014 Gross £m	2014 Impairment £m	2013 Gross £m	2013 Impairment £m
Not yet due	1,070	–	795	2	837	–
Overdue < 3 months	56	–	52	–	95	1
Overdue >3<6 months	4	2	4	–	19	2
Overdue >6 months	12	9	10	6	11	7
Total	**1,142**	**11**	**861**	**8**	**962**	**10**

Included within trade receivables is £156 million (2014: £167 million, 2013: £242 million) of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £156 million (2014: £167 million, 2013: £242 million) is in short-term borrowings. Both the asset and associated liability are stated at fair value.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 141

34 LEASES

Leases as lessee

Non-cancellable finance lease rentals are payable as follows:

As at 31 March	2015 £m	2014 £m	2013 £m
Less than one year	4	5	5
Between one and five years	9	13	16
More than five years	–	–	2
Total lease payments	**13**	**18**	**23**

The above leases relate to amounts payable under the minimum lease payments on plant and machinery. The Group leased certain of its manufacturing equipment under finance lease. The average lease term is eight years. The Group has options to purchase certain equipment for a nominal amount at the end of lease term.

Non-cancellable operating lease rentals are payable as follows:

As at 31 March	2015 £m	2014 £m	2013 £m
Less than one year	47	26	8
Between one and five years	60	39	16
More than five years	26	18	10
Total lease payments	**133**	**83**	**34**

The Group leases a number of properties and plant and machinery under operating leases.

Leases as lessor

The future minimum lease receipts under non-cancellable operating leases are as follows:

As at 31 March	2015 £m	2014 £m	2013 £m
Less than one year	2	4	4
Between one and five years	–	–	–
More than five years	–	–	–
Total lease receipts	**2**	**4**	**4**

The above leases relate to amounts receivable in respect of land and buildings and fleet car sales. The average lease life is less than one year.

35 SEGMENT REPORTING

Operating segments are defined as components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Group operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories from which the Group derives its revenues. The Group has only one operating segment, so no separate segment report is given.

The geographic spread of sales and non-current assets is as disclosed below:

	UK £m	US £m	China £m	Rest of Europe £m	Rest of World £m	Total £m
31 March 2015						
Revenue	3,564	3,112	7,595	3,200	4,395	21,866
Non-current assets	9,357	16	11	10	32	9,426
31 March 2014						
Revenue	2,989	2,683	6,687	2,978	4,049	19,386
Non-current assets	7,376	13	8	10	17	7,424
31 March 2013						
Revenue	2,606	2,137	5,161	2,514	3,366	15,784
Non-current assets	5,814	14	4	10	15	5,857

In the table above, non-current assets excludes equity accounted investees, financial assets, pension assets and deferred tax assets.

Introduction
Overview
Strategic report
Governance
Financial statements

142 JAGUAR LAND ROVER AUTOMOTIVE PLC
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

36 RELATED PARTY TRANSACTIONS

The Group's related parties principally consist of Tata Sons Limited, subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent Company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the Group's own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated financial statements.

	With joint ventures of the Group £m	With Tata Sons Limited and its subsidiaries and joint ventures £m	With immediate or ultimate parent and its subsidiaries and joint ventures £m
31 March 2015			
Sale of products	149	–	65
Purchase of goods	–	–	51
Services received	9	141	105
Services rendered	23	–	3
Trade and other receivables	47	–	27
Accounts payable	–	27	38
31 March 2014			
Sale of products	–	–	55
Services received	9	73	85
Services rendered	26	–	–
Trade and other receivables	15	–	15
Accounts payable	–	5	1
31 March 2013			
Sale of products	–	–	52
Services received	–	21	85
Services rendered	9	–	–
Trade and other receivables	8	–	–
Accounts payable	–	27	2
Loans given	8	–	–

Compensation of key management personnel

Year ended 31 March	2015 £m	2014 £m	2013 £m
Short-term benefits	24	21	12
Post-employment benefits	2	1	–
Compensation for loss of office	1	–	–
Total compensation of key management personnel	**27**	**22**	**12**

In addition to the compensation noted above, a loan of £0.7 million was granted to a member of key management personnel in the year ended 31 March 2014. This loan is for a term of eight years and is interest bearing at the HMRC official rate.

Refer to note 30 for information on transactions with post-employment benefit plans.

JAGUAR LAND ROVER AUTOMOTIVE PLC 143 Annual Report 2014–15 37 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements. Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India. 38 SUBSEQUENT EVENTS In May 2015, the Company proposed an ordinary dividend of Ł150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). This amount was paid in full in June 2015.

144 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 PARENT COMPANY BALANCE SHEET 2015 2014 2013 As at 31 March Note Łm Łm Łm Non-current assets Investments 1 1,655 1,655 1,655 Other financial assets 2 2,404 1,868 1,954 Other non-current assets 3 5 6 4 Deferred tax assets 4 8 8 – Total non-current assets 4,072 3,537 3,613 Current assets Cash and cash equivalents 5 – 1 1 Other financial assets 2 66 61 73 Other current assets 3 3 2 5 Total current assets 69 64 79 Total assets 4,141 3,601 3,692 Current liabilities Other financial liabilities 7 31 28 39 Deferred finance income 3 2 5 Current income tax liabilities 12 12 11 Total current liabilities 46 42 55 Non-current liabilities Long-term borrowings 6 2,381 1,843 1,839 Other financial liabilities 7 – – 47 Deferred finance income 28 31 35 Total non-current liabilities 2,409 1,874 1,921 Total liabilities 2,455 1,916 1,976 Equity attributable to equity holders of the parent Ordinary shares 8 1,501 1,501 1,501 Capital redemption reserve 8 167 167 167 Retained earnings 18 17 48 Equity attributable to equity holders of the parent 1,686 1,685 1,716 Total liabilities and equity 4,141 3,601 3,692 These parent Company financial statements were approved by the Board of Directors and authorised for issue on 28 July 2015. They were signed on its behalf by: Dr Ralf Speth Chief Executive Officer Company registered number: 06477691

JAGUAR LAND ROVER AUTOMOTIVE PLC 145 Annual Report 2014–15 PARENT COMPANY STATEMENT OF CHANGES IN EQUITY Capital Ordinary redemption Profit and Total share capital reserve loss reserve equity Łm Łm Łm Łm Balance at 1 April 2014 1,501 167 17 1,685 Profit for the year – – 151 151 Total comprehensive income – – 151 151 Dividend paid – – (150) (150) Balance at 31 March 2015 1,501 167 18 1,686 Balance at 1 April 2013 1,501 167 48 1,716 Profit for the year – – 119 119 Total comprehensive income – – 119 119 Dividend paid – – (150) (150) Balance at 31 March 2014 1,501 167 17 1,685 Balance at 1 April 2012 1,501 167 22 1,690 Profit for the year – – 176 176 Total comprehensive income – – 176 176 Dividend paid – – (150) (150) Balance at 31 March 2013 1,501 167 48 1,716

146 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014–15 PARENT COMPANY CASH FLOW STATEMENT 2015 2014 2013 Year ended 31 March Łm Łm Łm Cash flows used in operating activities Profit for the year 151 119 26 Adjustments for: Foreign exchange loss/(gain) on loans – 1 (8) Loss/(gain) on embedded derivatives – 47 (47) Income tax (credit)/expense – (8) 12 Dividends received (150) (150) – Finance income (227) (285) (135) Finance expense 225 236 135 Cash flows used in operating activities before changes in assets and liabilities (1) (40) (17) Other financial assets (383) (19) 195 Other current liabilities 2 2 (1) Net cash used in operating activities (382) (57) 177 Cash flows from investing activities Finance income received 222 303 121 Dividends received 150 150 150 Net cash from investing activities 372 453 271 Cash flows from/(used in) financing activities Finance expenses and fees paid (220) (329) (141) Proceeds from issuance of long-term borrowings 1,032 829 – Repayment of long-term borrowings (653) (746) – Repayment of short-term borrowings – – (157) Dividends paid (150) (150) (150) Net cash from/(used in) financing activities 9 (396) (448) Net change in cash and cash equivalents (1) – – Cash and cash equivalents at beginning of year 1 1 1 Cash and cash equivalents at end of year – 1 1

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Annual Report 2014–15 147

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

1 INVESTMENTS

Investments consist of the following:

	2015 £m	2014 £m	2013 £m
Cost of unquoted equity investments at beginning and end of year	**1,655**	**1,655**	**1,655**

The Company has not made any investments or disposals of investments in the year.

The Company has the following 100 percent direct interest in the ordinary shares of a subsidiary undertaking:

Subsidiary undertaking	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover Holdings Limited	England and Wales	Holding company

The shareholding above is recorded at acquisition value in the Company's accounts. Details of the indirect subsidiary undertakings are as follows, each being a 100 percent indirect interest in the ordinary share capital of the Jaguar Land Rover Holdings Limited:

Name of company	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover Limited	England and Wales	Manufacture and sale of motor vehicles
Jaguar e Land Rover Brazil Importacao e Comercio de Veiculos Ltda	Brazil	Distribution and sales
Jaguar Land Rover (South Africa) (Pty) Ltd	South Africa	Distribution and sales
Jaguar Land Rover Australia Pty Limited	Australia	Distribution and sales
Jaguar Land Rover Austria GmbH	Austria	Distribution and sales
Jaguar Land Rover Automotive Trading (Shanghai) Co. Ltd	China	Distribution and sales
Shanghai Jaguar Land Rover Automotive Service Co. Ltd	China	Distribution and sales
Jaguar Land Rover Belux N.V.	Belgium	Distribution and sales
Jaguar Land Rover Canada, ULC	Canada	Distribution and sales
Jaguar Land Rover Deutschland GmbH	Germany	Distribution and sales
Jaguar Land Rover Espana SL	Spain	Distribution and sales
Jaguar Land Rover France SAS	France	Distribution and sales
Jaguar Land Rover India Limited	India	Distribution and sales
Jaguar Land Rover Italia SpA	Italy	Distribution and sales
Jaguar Land Rover Japan Limited	Japan	Distribution and sales
Jaguar Land Rover Korea Company Limited	Korea	Distribution and sales
Jaguar Land Rover Nederland BV	Holland	Distribution and sales
Jaguar Land Rover North America, LLC	USA	Distribution and sales
Jaguar Land Rover Portugal-Veiculos e Pecas, Lda	Portugal	Distribution and sales
Limited Liability Company "Jaguar Land Rover" (Russia)	Russia	Distribution and sales

Introduction
Overview
Strategic report
Governance
Financial statements

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NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
CONTINUED

1 INVESTMENTS (CONTINUED)

Name of company	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover (South Africa) Holdings Ltd	England and Wales	Holding company
JLR Nominee Company Limited	England and Wales	Non-trading
Land Rover Ireland Limited	Ireland	Non-trading
JDHT Limited	England and Wales	Non-trading
Daimler Transport Vehicles Limited	England and Wales	Dormant
Jaguar Cars (South Africa) (Pty) Ltd	South Africa	Dormant
Jaguar Cars Limited	England and Wales	Dormant
Land Rover Exports Limited	England and Wales	Dormant
S S Cars Limited	England and Wales	Dormant
The Daimler Motor Company Limited	England and Wales	Dormant
The Jaguar Collection Limited	England and Wales	Dormant
The Lanchester Motor Company Limited	England and Wales	Dormant
Jaguar Land Rover Pension Trustee Limited	England and Wales	Pension trustee

Details of the indirect holdings in equity accounted investees are given in note 13 to the consolidated financial statements.

2 OTHER FINANCIAL ASSETS

As at 31 March	2015 £m	2014 £m	2013 £m
Non-current			
Receivables from subsidiaries	2,404	1,868	1,954
Current			
Receivables from subsidiaries	66	61	73

3 OTHER ASSETS

As at 31 March	2015 £m	2014 £m	2013 £m
Non-current			
Prepaid expenses	5	6	4
Current			
Prepaid expenses	3	2	5

4 DEFERRED TAX ASSETS AND LIABILITIES

As at 31 March 2015 the Company has recognised a deferred tax asset of £8 million (2014: £8 million) in relation to tax losses. The Company had no deferred tax assets or liabilities either recognised or unrecognised at 31 March 2013.

5 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March	2015 £m	2014 £m	2013 £m
Cash and cash equivalents	**–**	**1**	**1**

JAGUAR LAND ROVER AUTOMOTIVE PLC 149 Annual Report 2014–15 6 INTEREST BEARING LOANS AND BORROWINGS 2015 2014 2013 As at 31 March Łm Łm Łm EURO MTF listed debt 2,381 1,843 1,839 Long-term borrowings 2,381 1,843 1,839 EURO MTF listed debt The bonds are listed on the EURO MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the bonds outstanding at 31 March 2015 are as follows: • $84 million Senior Notes due 2021 at a coupon of 8.125 percent per annum – issued May 2011; • Ł58 million Senior Notes due 2020 at a coupon of 8.250 percent per annum – issued March 2012; • $500 million Senior Notes due 2023 at a coupon of 5.625 percent per annum – issued January 2013; • $700 million Senior Notes due 2018 at a coupon of 4.125 percent per annum – issued December 2013; • Ł400 million Senior Notes due 2022 at a coupon of 5.000 percent per annum – issued January 2014; • $500 million Senior Notes due 2019 at a coupon of 4.250 percent per annum – issued October 2014; • Ł400 million Senior Notes due 2023 at a coupon of 3.875 percent per annum – issued February 2015; • $500 million Senior Notes due 2020 at a coupon of 3.500 percent per annum – issued March 2015. The bond funds raised during the year were used to repay both long-term and short-term debt and provide additional cash facilities for the Company. Details of the tranches of the bonds repaid in the year ended 31 March 2015 are as follows: • $326 million Senior Notes due 2021 at a coupon of 8.125 percent per annum – issued May 2011; • Ł442 million Senior Notes due 2020 at a coupon of 8.250 percent per annum – issued March 2012. Details of the tranches of the bonds repaid in the year ended 31 March 2014 are as follows: • Ł500 million Senior Notes due 2018 at a coupon of 8.125 percent per annum – issued May 2011; • $410 million Senior Notes due 2018 at a coupon of 7.75 percent per annum – issued May 2011. The contractual cash flows of interest bearing borrowings as of 31 March 2015 is set out below, including estimated interest payments and assumes the debt will be repaid at the maturity date. 2015 2014 2013 As at 31 March Łm Łm Łm Due in 1 year or less 123 117 143 2nd and 3rd years 240 231 287 4th and 5th years 1,403 653 287 More than 5 years 1,336 1,666 2,151 Total contractual cash flows 3,102 2,667 2,868

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NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
CONTINUED

7 OTHER FINANCIAL LIABILITIES

As at 31 March	2015 £m	2014 £m	2013 £m
Current			
Interest payable	24	23	36
Other	7	5	3
Total current other financial liabilities	**31**	**28**	**39**
Non-current			
Derivative financial instruments	–	–	47
Total non-current other financial liabilities	**–**	**–**	**47**

8 CAPITAL AND RESERVES

As at 31 March	2015 £m	2014 £m	2013 £m
Allotted, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Total capital	**1,501**	**1,501**	**1,501**

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The capital redemption reserve of £167 million (2014, 2013: £167 million) was created in March 2011 on the cancellation of share capital.

9 DIVIDENDS

Year ended 31 March	2015 £m	2014 £m	2013 £m
Dividend proposed for the previous year paid during the year of £0.10 (2014: £nil, 2013: £nil) per ordinary share	150	150	–
Dividend for the year paid during the year of £nil (2014: £nil, 2013: £0.10) per ordinary share	–	–	150
Amounts recognised as distributions to equity holders during the year	**150**	**150**	**150**
Proposed dividend for the year of £0.10 (2014: £0.10, 2013: £0.10) per ordinary share	150	150	150

The proposed dividend for the year ended 31 March 2015 was paid in full in June 2015. Preference shares of £157 million were repaid in the year ended 31 March 2013, along with preference share dividends of £14 million.

10 COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies at 31 March 2015, 2014 or 2013.

11 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Company's policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The Company also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2014–15 151

The capital structure is governed according to Company policies approved by the Board and is monitored by various metrics such as debt to Adjusted EBITDA and Adjusted EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

As at 31 March	2015 £m	2014 £m	2013 £m
Long-term borrowings	2,381	1,843	1,839
Total debt	**2,381**	**1,843**	**1,839**
Equity	1,686	1,685	1,716
Total capital	**4,067**	**3,528**	**3,555**

12 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

(A) Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2015:

Financial assets

	Loans and receivables £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	66	–	66	66
Other financial assets – non-current	2,404	–	2,404	2,404
Total financial assets	**2,470**	**–**	**2,470**	**2,470**

Financial liabilities

	Other financial liabilities £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial liabilities – current	31	–	31	31
Long-term borrowings	2,381	–	2,381	2,459
Total financial liabilities	**2,412**	**–**	**2,412**	**2,490**

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2014:

Financial assets

	Loans and receivables £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	1	–	1	1
Other financial assets – current	61	–	61	61
Other financial assets – non-current	1,868	–	1,868	1,868
Total financial assets	**1,930**	**–**	**1,930**	**1,930**

Introduction Overview Strategic report Governance Financial statements

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NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS CONTINUED

12 FINANCIAL INSTRUMENTS (CONTINUED)

(A) Financial assets and liabilities (continued)

Financial liabilities

	Other financial liabilities £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial liabilities – current	28	–	28	28
Long-term borrowings	1,843	–	1,843	1,982
Total financial liabilities	**1,871**	**–**	**1,871**	**2,010**

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2013:

Financial assets

	Loans and receivables £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	1	–	1	1
Other financial assets – current	73	–	73	73
Other financial assets – non-current	1,907	47	1,954	1,954
Total financial assets	**1,981**	**47**	**2,028**	**2,028**

Financial liabilities

	Other financial liabilities £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial liabilities – current	39	–	39	39
Other financial liabilities – non-current	–	47	47	47
Long-term borrowings	1,839	–	1,839	2,058
Total financial liabilities	**1,878**	**47**	**1,925**	**2,144**

Fair value hierarchy

Financial instruments held at fair value are required to be measured by reference to the following levels.

- Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
- Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The long-term unsecured listed bonds are held at amortised cost. Its fair value (disclosed above) is determined using Level 1 valuation techniques, based on the closing price at 31 March 2015 on the EURO MTF market. There has been no change in the valuation techniques adopted or any transfers between fair value levels.

Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

At 31 March 2015, the fair value of prepayment options of £nil (2014: £nil, 2013: £47 million) related to the GBP 500 million and USD 410 million senior notes due 2018 which were bifurcated but were repaid early in the year ended 31 March 2014. The fair value represents the difference in the traded market price of the bonds and the expected price the bonds would trade at if they did not contain any prepayment features. The expected price is based on market inputs including credit spreads and interest rates.

JAGUAR LAND ROVER AUTOMOTIVE PLC 153 Annual Report 2014–15 Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2015, 31 March 2014 and 31 March 2013 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end. (B) Financial risk management As discussed in the Management report under the section Business Risks and Mitigating factors, the Group is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The Group has a risk management framework in place which monitors all of these risks. (C) Foreign currency exchange rate risk The fluctuation in foreign currency exchange rates may have potential impact on the income statement and statement of changes in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the Company. As at 31 March 2015, 31 March 2014 and 31 March 2013, there are no designated cash flow hedges. The Company’s operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in the GBP:US Dollar rate as the Company has US Dollar assets and liabilities and a GBP functional currency. The following analysis has been calculated based on the gross exposure as of the balance sheet date which could affect the income statement. The following table sets forth information relating to foreign currency exposure as at 31 March 2015: US Dollar Łm Financial assets 1,565 Financial liabilities (1,564) Net exposure asset 1 A 10 percent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately Łnil. The following table sets forth information relating to foreign currency exposure as at 31 March 2014: US Dollar Łm Financial assets 1,078 Financial liabilities (1,066) Net exposure asset 12 A 10 percent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately Ł1 million. The following table sets forth information relating to foreign currency exposure as at 31 March 2013: US Dollar Łm Financial assets 891 Financial liabilities (888) Net exposure asset 3 A 10 percent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately Łnil.

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NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
CONTINUED

12 FINANCIAL INSTRUMENTS (CONTINUED)

(D) Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates.

The Company is presently funded with long-term fixed interest rate bonds. The Company is subject to variable interest rates on certain other debt obligations.

As of 31 March 2015 net financial assets of £34 million (2014: £25 million, 2013: £18 million) were subject to the variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £nil (2014: £nil, 2013: £nil).

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year end balances are not necessarily representative of the average debt outstanding during the year.

(E) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund ongoing operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the Company is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2015	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,381	3,066	111	110	1,510	1,335
Other financial liabilities	31	44	20	11	13	–
Total contractual maturities	**2,412**	**3,110**	**131**	**121**	**1,523**	**1,335**

As at 31 March 2014	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	1,843	2,667	117	116	768	1,666
Other financial liabilities	28	5	5	–	–	–
Total contractual maturities	**1,871**	**2,672**	**122**	**116**	**768**	**1,666**

As at 31 March 2013	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	1,839	2,868	143	143	430	2,152
Other financial liabilities	39	39	39	–	–	–
Derivative financial instruments	47	47	–	–	47	–
Total contractual maturities	**1,925**	**2,954**	**182**	**143**	**477**	**2,152**

JAGUAR LAND ROVER AUTOMOTIVE PLC 155 Annual Report 2014–15 (F) Credit risk Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries, based in a variety of geographies and markets. Exposure to credit risk The carrying amount of financial assets represents the maximum credit exposure. Financial assets None of the Company’s cash equivalents or other financial receivables, including time deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2015 (2014, 2013: no indications) that defaults in payment obligations will occur. 13 RELATED PARTY TRANSACTIONS The Company’s related parties principally consist of Tata Sons Limited, subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent Company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Company routinely enters into transactions with these related parties in the ordinary course of business. The following table summarises related party transactions and balances not eliminated in the consolidated financial statements: With immediate subsidiaries parent Łm Łm 31 March 2015 Loans to subsidiaries 2,470 – 31 March 2014 Loans to subsidiaries 1,929 – 31 March 2013 Loans to subsidiaries 2,027 – There was no compensation paid by the Company to the directors or to key management personnel. Apart from the directors, the Company did not have any employees and had no employee costs in the years ended 31 March 2015, 2014 and 2013. 14 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest group to consolidate these financial statements. Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India. 15 SUBSEQUENT EVENTS In May 2015, the Company proposed an ordinary dividend of Ł150 million to its immediate parent, TML Holdings Pte. Ltd. (Singapore). This amount was paid in full in June 2015.

156 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2014-15 NOTES

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